EXHIBIT 2
CANADA MORTGAGE AND HOUSING CORPORATION
2006 ANNUAL REPORT

12

TODAY’S OPPORTUNITIES,
TOMORROW’S SUCCESSES
Canada Mortgage and Housing Corporation
2006 Annual Report

Our Mission
Promote housing quality, affordability and choice for Canadians.

7	Messages

13	Corporate Governance

20	Living Our Corporate Values

22	Maximizing Today’s Opportunities: Analysis of Our Performance in 2006

55	Management’s Discussion and Analysis

56	Financial Analysis

65	Risk Management

73	Financial Statements

105	Glossary and Contact Information
FORWARD-LOOKING STATEMENTS
CMHC’s Annual Report contains forward-looking statements regarding objectives, strategies and expected financial results. There are risks and uncertainties beyond the control of CMHC that include, but are not limited to, economic, financial, and regulatory conditions nationally and internationally. These factors, among others, may cause actual results to differ substantially from the expectations stated or implied by forward-looking statements.
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CMHC IS CANADA’S NATIONAL HOUSING AGENCY
In support of our three corporate objectives, we were engaged in a wide variety of activities in 2006 aimed at helping canadians meet their housing needs.

WE HELPED CANADIANS IN NEED
...	by working with our partners to secure commitments of 6,000 new affordable housing units under the Affordable Housing Initiative, and another 3,400 units through our Partnership Centre

...	by investing $1.8 billion to assist over 630,000 households who live in social housing

...	by providing financial assistance to some 20,500 low-income housing units for much needed housing renovation

...	by working with our partners to create conditions that encouraged delivery of over 90 per cent of our housing programs on-reserve by First Nations and Aboriginal organizations

...	by working with First Nations to establish market housing on-reserve where desired by them
WE FACILITATED ACCESS TO MORE AFFORDABLE, BETTER QUALITY HOUSING FOR ALL CANADIANS
...	by facilitating access to low-cost mortgages with the approval of approximately 631,000 mortgage insurance applications

...	by committing more than forty per cent of our mortgage insurance business in market segments not served or not well-served by the private sector

...	by introducing new mortgage insurance products, such as our Flex 100 and 40-year Amortization, to better meet the needs of Canadians

...	by guaranteeing more than $36 billion in mortgage-related securities, ensuring a steady supply of low-cost funds for mortgage lending

...	by providing objective and reliable housing research and market analysis products that meet the needs of the housing industry and consumers
WE ENSURED THE CANADIAN HOUSING SYSTEM REMAINS ONE OF THE BEST IN THE WORLD
...	by insuring 40 per cent of the Canadian residential mortgage market

...	by continually enhancing our state-of-the-art automated mortgage insurance approval system, emili

...	by increasing the knowledge and awareness of sustainable practices and standards and their impact on the environment through initiatives such as our EQuilibrium healthy housing initiative

...	by advising the Government of Canada on matters of housing policy

...	by being a partner to the Canadian housing export industry leading to a near 20 per cent increase in client sales in key markets and almost 900 jobs for Canadians

...	by ensuring CMHC remains a strong organization, by introducing innovations such as new human resources management tools to help us attract and retain the talent we need to fulfill our mandate

Financial Performance	2004 Actual	2005 Actual	2006 Actual	2006 Plan

Total Assets ($M)	81,008	101,093	124,218	107,111

Total Liabilities ($M)	77,582	96,665	118,764	101,802

Total Equity ($M)	3,426	4,428	5,454	5,309

Total Revenues ($M)	6,560	7,334	8,262	7,971

Total Expenses ($M)	5,161	5,870	6,780	6,541

Net Income ($M)	950	1,002	1,026	965

Staff-Years	1,814	1,804	1,877	1,917

Financial prudence and strategic planning ensure we remain in sound financial health, and are able to continue our mission of promoting housing quality, affordability and choice for Canadians.
Residential Rehabilitation Assistance Program project in Brantford, Ontario.
We continue to expand our business, while managing our expenses
Revenues & Expenses
f = forecast

Net income increased slightly over 2005

Net Income
Total equity grew by 23% in 2006
Shareholder Equity
(f) = forecast

When an athlete,with many years of training and competition,approaches the start line,that athlete is confident, prepared, determined and, above all, focused on the challenge ahead. Success is on the horizon.

As we close 60 years of serving Canadians, we too are confident about the challenges that lie ahead. Experienced. Trusted. Passionate. Forward-thinking. Ready to capture the opportunities that abound today and realize a successful tomorrow for housing in Canada.

WHO WE ARE
CMHC, a federal Crown corporation, is Canada’s national housing agency. For more than 60 years, we have shaped Canada’s housing policies and programs to ensure that Canadians have access to high-quality and affordable housing.
Created in 1946 by the CMHC Act to provide affordable homes to returning war veterans, we have since evolved into a major national institution and Canada’s premier provider of housing policy and programs, housing research, mortgage insurance, and mortgage-related securities.
WHAT WE DO
We deliver housing programs that benefit Canadians
•	On behalf of the federal government, we provide financial assistance to help low- and moderate-income households obtain affordable, sound and suitable housing.

•	We support the housing market by providing objective and reliable information to the housing industry and consumers.

•	We support and promote the export of Canadian housing products and services, and provide housing consulting services around the world.
We provide loans directly to social housing sponsors
•	We provide low-cost loans directly to social housing sponsors to refinance their projects and to First Nations to finance new housing production. This results in cost savings for housing providers, therefore maximizing the effectiveness of government housing subsidies.
We offer mortgage insurance
•	We ensure the availability, accessibility and choice of housing funding for Canadians by providing mortgage insurance in all parts of the country. Mortgage insurance protects the lender from borrower default. This leads to lower interest rates for homebuyers, including those who have not saved a down payment.
We provide guarantees on mortgage-related securities
•	We provide guarantees of timely payment of principal and interest on mortgage-related securities. This helps increase the amount of private capital available to fund low-cost mortgages for consumers.
HOW WE DO IT
•	We receive Parliamentary appropriations, amounting to approximately $2 billion annually, to provide housing assistance programs on behalf of the federal government to Canadians in need.

•	Our break-even lending activities are funded through bond and commercial paper issuances on capital markets.

•	Our commercial mortgage insurance and securitization activities are expected to earn a reasonable rate of return in the long-term. We do not receive any direct government assistance.
Affordable Housing Initiative project in Waterloo, Ontario.

Our Mandate
The promotion of:
•	housing construction, repair and modernization;

•	housing affordability and choice;

•	improvements to overall living conditions;

•	the availability of low-cost financing; and

•	the national well-being of the housing sector.
Our Public Policy Objectives
1.	Help Canadians in Need

2.	Facilitate Access to More Affordable, Better Quality Housing For All Canadians

3.	Ensure the Canadian Housing System Remains One of the Best in the World
Our Values
We lead by example, we honour our obligations, and are committed to:
Serving the Public Interest
As stewards of the public trust we serve with fairness, impartiality and objectivity. All of our activities, including those that are commercial in nature, are carried out in support of our public policy objectives. Our actions are inspired by a respect for human dignity and the value of every person.
Achieving Business Excellence
We exercise the highest standards of competence, trustworthiness and prudence in conducting our business relationships and in managing the financial, physical, and human resources entrusted to our care. We encourage learning, innovation and personal initiative to continuously improve the way we do business and achieve the best possible results for the Canadian public.
Building a Workplace Community
We practice mutual respect and honesty in our working relationships. We help each other to achieve the goals of the team and the organization, and to maintain a healthy balance between our CMHC work and the other parts of our lives.
We willingly explain our actions so that we may hold ourselves, and each other, accountable for living these values in the workplace.

BUSINESS HIGHLIGHTS...
The following table summarizes CMHC’s results and projections for key business areas over the planning period.

Corporate Results	2002	2003	2004	2005	2006	2006
	Actual	Actual	Actual	Actual	Actual	Plan

Total Assets ($M)[1]	41,430	59,925	81,008	101,093	124,218	107,111
Total Liabilities ($M)[1]	39,621	57,449	77,582	96,665	118,764	101,802
Total Equity ($M)	1,809	2,476	3,426	4,428	5,454	5,309
Total Revenues ($M)[1]	4,634	5,563	6,560	7,334	8,262	7,971
Total Expenses ($M)[1]	3,779	4,556	5,161	5,870	6,780	6,541
Total Operating Expenses ($M)[1]	257	294	305	303	298	384
Net Income ($M)	544	667	950	1,002	1,026	965
Other Comprehensive Income ($M)[2]	n/a	n/a	n/a	n/a	n/a	n/a
Comprehensive Income ($M)[2]	n/a	n/a	n/a	n/a	n/a	n/a
Reserve Fund ($M)	56	91	134	143	143	139
Staff Years	1,772	1,799	1,814	1,804	1,877	1,917	[6]

INSURANCE
Annual Insurance Units Approved	583,225	517,795	652,573	746,157	631,191	574,633
Insurance in Force ($M)	224,345	230,000	243,800	273,700	291,400	264,027
Net Insurance Claims Expense ($M)	139	188	51	119	209	171
Premiums and Fees Received ($M)	1,285	1,203	1,446	1,492	1,383	1,401
Investments (including cash) ($M)[3]	5,863	6,710	7,831	9,053	9,974	9,750
Net Income ($M)	513	602	875	951	981	927
Other Comprehensive Income ($M)[2]	n/a	n/a	n/a	n/a	n/a	n/a
Comprehensive Income ($M)[2]	n/a	n/a	n/a	n/a	n/a	n/a
Unappropriated Retained Earnings ($M)	255	0	0	657	1,313	1,273
Retained Earnings Set Aside for Capitalization ($M)	1,380	2,237	3,112	3,406	3,731	3,648

SECURITIZATION
Annual Securities Guaranteed ($M)	20,642	27,017	29,592	30,374	36,071	18,000
Securitization Guarantees in Force ($M)	45,473	59,994	80,800	103,709	129,500	104,700
Fees Received ($M)	45	60	66	68	85	41
Investments (including cash) ($M)[3]	158	200	266	327	396	325
Net Income ($M)	17	30	32	42	45	36
Other Comprehensive Income ($M)[2]	n/a	n/a	n/a	n/a	n/a	n/a
Comprehensive Income ($M)[2]	n/a	n/a	n/a	n/a	n/a	n/a
Unappropriated Retained Earnings ($M)	93	123	155	197	242	223

HOUSING PROGRAMS
Housing Program Expenses ($M) (excluding operating expenses)	1,828	1,972	2,006	1,973	2,049	2,059	[6]
Affordable Housing Initiative Expenditures ($M)[4]	20	166	173	175	168	159
Estimated Households Assisted Through Long-Term Commitments	638,850	635,900	632,650	633,000	630,000	632,000
Renovation Programs (units)	24,850	18,467	25,539	21,990	20,535	19,054	[7]
Renovation Programs — On-reserve (units)[5]	1,546	1,183	1,484	1,508	2,421	979
On-Reserve Non-Profit New Commitments (units)	1,050	968	978	1,045	4,393	4,007

LENDING
Loans and Investments in Housing Programs ($M)	14,586	14,075	13,669	13,170	12,706	13,186
Borrowings from Capital Markets ($M)	10,242	10,244	9,212	9,467	8,625	9,146
Borrowings from the Government of Canada ($M)	5,474	5,232	5,045	4,899	4,701	4,651
Net Income ($M)	14	35	43	9	0	1

CANADA HOUSING TRUST
Canada Housing Trust Assets ($M)	18,125	35,422	54,975	73,208	96,445	81,016
Canada Housing Trust Liabilities ($M)	18,125	35,422	54,975	73,208	96,445	81,016

1	Historical results have been restated to reflect the consolidation of Canada Housing Trust.

2	New components of the financial statements as required by the implementation of the financial instruments guidelines (see section on Management’s Discussion and Analysis, Future Accounting and Reporting Changes).

3	Excludes investments related to repurchase activities and accrued interest receivable.

4	A component of Housing Program Expenses.

5	A component of Renovation Programs.

6	Does not reflect the one-year extension of the Renovation Program announced in Budget 2006.

7	The 2006 target was revised from 5,378 to 19,054 as a result of the one-year extension of the Renovation Programs announced in Budget 2006.

...AND OUTLOOK

Corporate Results	2007	2008	2009	2010	2011
	Plan	Plan	Plan	Plan	Plan

Total Assets ($M)[1]	127,548	132,282	145,776	155,541	161,578
Total Liabilities ($M)[1]	120,752	124,342	136,569	145,037	149,652
Total Equity ($M)	6,796	7,940	9,207	10,504	11,926
Total Revenues ($M)[1]	8,137	8,342	9,188	9,846	10,407
Total Expenses ($M)[1]	6,606	6,714	7,470	8,047	8,529
Total Operating Expenses ($M)[1]	362	380	402	424	467
Net Income ($M)	1,033	1,131	1,202	1,278	1,334
Other Comprehensive Income ($M)[2]	65	13	65	20	88
Comprehensive Income ($M)[2]	1,098	1,144	1,267	1,297	1,422
Reserve Fund ($M)	151	147	138	127	121
Staff Years	1,897	1,859	1,851	1,851	1,842

INSURANCE
Annual Insurance Units Approved	603,061	584,781	574,659	568,141	559,150
Insurance in Force ($M)	308,800	314,400	318,000	320,000	320,300
Net Insurance Claims Expense ($M)	181	208	220	222	235
Premiums and Fees Received ($M)	1,529	1,530	1,545	1,562	1,578
Investments (including cash) ($M)[3]	11,760	13,002	14,240	15,588	17,063
Net Income ($M)	991	1,081	1,151	1,222	1,270
Other Comprehensive Income ($M)[2]	60	15	59	22	81
Comprehensive Income ($M)[2]	1,051	1,096	1,210	1,244	1,351
Unappropriated Retained Earnings ($M)	1,608	2,314	3,235	4,267	5,432
Retained Earnings Set Aside for Capitalization ($M)	4,433	4,807	5,037	5,227	5,333

SECURITIZATION
Annual Securities Guaranteed ($M)	30,500	32,500	34,500	36,500	38,500
Securitization Guarantees in Force ($M)	136,900	140,500	153,500	160,400	169,800
Fees Received ($M)	69	73	78	82	87
Investments (including cash) ($M)[3]	460	517	590	655	739
Net Income ($M)	46	54	60	67	69
Other Comprehensive Income ($M)[2]	4	(2)	5	(3)	7
Comprehensive Income ($M)[2]	50	52	65	64	76
Unappropriated Retained Earnings ($M)	288	343	403	469	538

HOUSING PROGRAMS
Housing Program Expenses ($M) (excluding operating expenses)	1,930	1,884	1,887	1,853	1,835
Affordable Housing Initiative Expenditures ($M)[5]	82	76	63	27	9
Estimated Households Assisted through Long-term Commitments	630,400	623,200	616,400	608,000	601,000
Renovation Programs (units)[4]	3,694	924	924	924	924
Renovation Programs — On-reserve (units)[4,6]	644	601	601	601	601
On-Reserve Non-Profit New Commitments (units)	1,122	809	809	809	809

LENDING
Loans and Investments in Housing Programs ($M)	12,643	12,273	11,783	11,343	10,911
Borrowings from Capital Markets ($M)	8,694	8,773	8,502	8,263	7,975
Borrowings from the Government of Canada ($M)	4,446	4,235	4,025	3,822	3,675
Net Income ($M)	(4)	(4)	(9)	(11)	(6)

CANADA HOUSING TRUST
Canada Housing Trust Assets ($M)	99,866	103,541	116,140	125,042	130,051
Canada Housing Trust Liabilities ($M)	99,866	103,541	116,140	125,042	130,051

1	Historical results have been restated to reflect the consolidation of the Canada Housing Trust.

2	New components of the financial statements as required by the implementation of the financial instruments guidelines (see section on Management’s Discussion and Analysis, Future Accounting and Reporting Changes).

3	Excludes investments related to repurchase activities and accrued interest receivable.

4	Future year projected commitments reflect on-going funding of RRAP On-Reserve and Shelter Enhancement Program.

5	A component of Housing Program Expenses.

6	A component of Renovation Programs.

OUR STRUCTURE
Our national office is located in Ottawa. We operate five regional business centres from the following major cities: Halifax (Atlantic region), Montreal (Quebec region), Toronto (Ontario region), Calgary (Prairie and Territories region) and Vancouver (British Columbia region). We also have points-of-service or corporate representatives in smaller centres throughout the country. National Office, the regional business centres and the points-of-service work in close cooperation to provide Canadians with front-line access to CMHC services.
Granville Island
CMHC is responsible for the management and administration of Granville Island on behalf of the Government of Canada, for which CMHC receives a management fee. The Island is a cultural, recreational and commercial development in the heart of Vancouver. Operationally, it is expected to be commercially viable. Capital additions are funded though operations, grants and contributions.
Canada Housing Trust
Canada Housing Trust (CHT) is an arms-length legal entity for which CMHC provides guarantees and financial advisory services, which has been consolidated due to the application of accounting rules. Its functions are limited to the acquisition of ownership interests in eligible housing loans such as National Housing Act Mortgage-Backed Securities (NHA MBS), the purchase of highly-rated investments, certain related financial hedging activities and the issuance of Canada Mortgage Bonds (CMB).
Our Senior Management Team

Karen Kinsley
President and Chief Executive Officer
NATIONAL OFFICE
Anthea English
Vice-President, Corporate Services and
Chief Financial Officer
Mark McInnis
Acting Vice-President, Insurance Underwriting,
Servicing and Policy
Sharon Matthews
Vice-President, Assisted Housing
Pierre Serré
Vice-President, Insurance Product and
Business Development
Douglas Stewart
Vice-President, Policy and Planning
Gail Tolley
Vice-President, Human Resources
Charles Chenard
Executive Director, Corporate Marketing
Pierre David
Executive Director, CMHC International
Anne Dawson
Executive Director, Communications
Gilles Proulx
Executive Director, Risk Management and Investments
Serge Gaudet
Director, Audit and Evaluation Services
Douglas Tyler
General Counsel
Luc Fournier
Corporate Secretary
REGIONAL BUSINESS CENTRES
Carolyn Kavanagh
General Manager, Atlantic Business Centre
Sylvie Crispo
General Manager, Quebec Business Centre
Peter Friedmann
General Manager, Ontario Business Centre, and
Managing Director, Securitization
Trevor Gloyn
General Manager, Prairie and Territories Business Centre
Nelson Merizzi
General Manager, British Columbia Business Centre

MESSAGES

Message from the Chairperson
Message from the President

Message from the Chairperson

On behalf of the Board of Directors, I am pleased to present this report on our accomplishments for 2006. As a former employee, as someone who is heavily involved in the housing industry, and now as Chairman of the Board, I have seen CMHC from many perspectives. These perspectives have provided me with the opportunity to observe how CMHC affects the lives of Canadians in many different ways. I have noted CMHC’s success in combining our expertise with new insights to respond to the diverse housing needs of Canadians. We work at multiple levels and with multiple partners to help ensure decent, affordable housing for Canadians. And, we carry out these functions responsibly within a solid corporate governance framework that guides our actions and ensures good stewardship of the public resources entrusted to us.

Dino Chiesa
Chairperson of the Board

2006 ANNUAL REPORT — Messages
Sound corporate governance is central to our ability to achieve our goals. In 2006, the Board worked to ensure its governance practices are consistent with the Treasury Board governance review. We already have in place the recommended actions in many areas or have taken actions in other areas to ensure that CMHC’s governance regime meets or exceeds current best practices. We are proud of what we have accomplished so far and welcome the opportunity to further enhance our governance framework. Moving forward, we will work to maintain a strong governance system as we determine the best approach to increase the engagement of the Canadian public so that stakeholders will be able to express their views and seek information about the activities of the Corporation.
We strive to be effective as Directors and we regularly review our performance. In 2006, we used an external consultant to conduct an assessment of our performance. This evaluation provides us with a mechanism for the Board and the Chairperson to hold each other accountable. We look forward to receiving the final report in 2007 which will provide guidance on the implementation of improvements to existing practices.
We are proud of our role in promoting housing quality, affordability and choice for Canadians and our efforts to make a difference have been recognized. Last year, for example, our President was inducted into the Canadian Mortgage Hall of Fame in recognition of her outstanding service to the Canadian mortgage industry.
Our values and ethics have helped guide us as we serve Canadians from coast to coast to coast. By living these values, we are better able to attract talented employees in a competitive marketplace and strengthen stakeholder and community confidence in our ability to deliver results.
As Directors, we are dedicated to serving as stewards of Canada’s national housing agency and will continue to provide the Corporation with strong leadership as we anticipate the opportunities arising from competitive, regulatory and other changes in our business.
I would like to thank Catherine Cronin, who completed her term in 2006, for her outstanding contribution to CMHC. I would also like to welcome Joel Teal to the Board. Joel brings us experience as a former CMHC employee and, for many years, as an executive in housing construction and in the development industry.
I believe that the achievements outlined in this report, along with our solid partnerships with a diversity of stakeholders, and the commitment and dedication of our employees have created an environment where we will be able to turn today’s opportunities into tomorrow’s successes.
Dino Chiesa
Chairperson of the Board

Message from the President

Housing means different things to different people across Canada. For some Canadians, housing represents the opportunity to build a better life for their families by providing a sound, suitable environment. For those who have purchased their homes, housing represents a major financial asset that provides the opportunity to build wealth. For others, housing also represents economic opportunity by creating jobs in construction, real estate, banking and other areas.
CMHC has played a central role in helping Canadians pursue these opportunities. Over the years, we have listened to Canadians and responded to their evolving needs. By being attentive to consumers and working with other housing stakeholders, the Corporation has been instrumental in helping to create and maintain one of the best housing systems in the world.

Karen Kinsley, CA
President and Chief Executive Officer

2006 ANNUAL REPORT — Messages
OUR SUCCESSES
In 2006, CMHC achieved solid results across all of our corporate objectives. The accomplishments outlined in this report build on our past achievements, and demonstrate our commitment to excellence and to serving the people of Canada in a responsible and transparent manner.
Help Canadians in need
We continue to work with our provincial and territorial partners and other stakeholders to develop more affordable housing options for low-income Canadians. In addition to the 630,000 households we helped through long-term social housing assistance, we worked with our partners to increase the affordable housing stock by some 6,000 units through the Affordable Housing Initiative.
In 2006, the federal government announced a two-year extension of our renovation and repair programs. This investment of $256 million will help an estimated 38,000 households bring their homes up to standard or make modifications to them so they can live independently. We also provided project development and seed funding, and shared our expertise in financing and managing of affordable housing to help create almost 3,400 affordable housing units with little or no ongoing federal subsidy.
Aboriginal housing and capacity development remains a priority for CMHC. Thanks to a one-time budget allocation in 2005, almost 4,400 new non-profit units were committed on-reserve in 2006 — a 320-per-cent increase over 2005 — and some 2,400 households were assisted through our suite of on-reserve renovation programs. We worked to develop market-based solutions on-reserve and to promote greater reliance on the market. We helped increase private-sector lending with our mortgage insurance products. We believe we can do more to help create market solutions for those who can afford it, while maintaining support for those who cannot. Through these efforts, we can help more First Nations communities realize the economic benefits of housing that most other Canadians take for granted.
Facilitate access to more affordable, better quality housing for all Canadians
We are well aware of the increasing pace of change in the financial services sector. As Canada’s national housing agency, with a focus on helping Canadians, CMHC is well prepared to play a leadership role in ensuring that Canadians continue to benefit from an innovative and competitive marketplace within a well-functioning housing finance system. In 2006, we helped make homeownership more affordable, by providing mortgage insurance on 100-per-cent financing, and by extending repayment periods to up to 40 years.
We also helped increase the supply of low-cost mortgage funds through our securitization programs. In 2006, we guaranteed a record level of more than $36 billion in mortgage-related securities, as a result of strong demand for housing and the arrival of new entrants into the Canada Mortgage Bonds Program. Looking forward, we will continue to enhance our securitization programs to further increase the supply and variety of eligible mortgages and to offer funding solutions for smaller lenders, making it easier for them to compete in the marketplace.
The Corporation also plays a key role in helping housing markets work better by providing housing expertise and information to Canadians. Last year, more than 1.6 million copies of our information products reached individuals and organizations across the country. And more than 50,000 individuals attended presentations on a variety of topics from our market analysis and technical experts.

Ensure the Canadian housing system remains one of the best in the world
Through the EQuilibrium Healthy Housing Initiative, we will support the housing industry to design, build and demonstrate affordable, healthy and energy-efficient housing. Working closely with demonstration teams in 2007, we will be able to show how the impact of housing on the environment can be significantly reduced.
Internationally, we have been successful in creating jobs for Canadians by helping exporters develop their business in foreign markets. Last year, we helped modernize housing systems in developing countries as we expanded the scope of our consulting services. We also organized the 26th International Union of Housing Finance World Congress, bringing together global leaders on the topic of housing finance.
Recognizing that our people are our greatest resource, we continue to develop strategies to help our employees succeed in their chosen career path. In 2006, we adjusted our succession management practices to ensure that we continue to have the people with the necessary skills to effectively deliver our services to Canadians.
TOMORROW’S SUCCESSES
At CMHC we have always been motivated to contribute to the quality of life enjoyed by Canadians through a well-functioning housing system. The high standards we set for ourselves in serving Canadians have contributed to a housing system of which Canadians can be proud. As we reflect on our recent achievements, we are also looking for opportunities to better serve the needs of all Canadians in 2007 and beyond.
We recognize that we can do more to help people who may not have shared in the success of the Canadian housing system. We also know that our success is founded on being an organization that is well managed, accountable and responsible. We are proud of our accomplishments, but we know that we have not done it alone. Many of our partners are committed to solving the housing issues we currently face and we will continue to work with them to develop the solutions needed to ensure that all Canadians have an opportunity to find affordable, sound and suitable housing. By seeking out today’s opportunities, we can ensure that all Canadians can share in tomorrow’s successes.
Karen Kinsley, CA
President and Chief Executive Officer

CORPORATE GOVERNANCE

Good corporate governance is at the heart of all of CMHC's activities and successes. It has long been a hallmark of our way of doing business. And it is the principle that will guide us as we continue to build on our legacy of providing value to Canadians.

Corporate Governance
As Canada’s national housing agency and one of Canada’s largest financial institutions, we operate within a complex and rapidly evolving environment. With change, comes both challenge and opportunity. Our public policy mandate amplifies the challenges of governance within this environment.
It is good corporate governance that enables us to successfully tackle the challenges in our environment. And it is good governance that is the guiding principle behind our ability to achieve success and provide value to Canadians well into the future by realizing the opportunities that abound today.
That is why our Board of Directors and Management Committee continue to make investments in corporate governance, bringing a particular focus in 2006 on: 1) ensuring that the Corporation’s approach to succession and talent management provides the right vision for managing human resources at CMHC over the coming years; 2) endorsing a newly-established review process which provides greater flexibility in adjusting our strategic priorities and resource allocation throughout the year to more effectively navigate the challenges and opportunities inherent in a dynamic and demanding environment; and 3) ensuring its governance regime continues to meet government expectations and best practices.
L to R
Louis Ranger, Harold Calla, Gary P. Mooney, Karen Kinsley, Alexander Werzberger, Dino Chiesa, Hugh Heron, Sophie Joncas, Joel Teal, Roberta Hayes.

2006 ANNUAL REPORT — Corporate Governance
THE BOARD OF DIRECTORS
CMHC currently reports to Parliament through the Minister of Human Resources and Social Development, and is governed by a Board of Directors that is accountable to the Minister.
CMHC’s Board of Directors is comprised of the Chairperson, the President and Chief Executive Officer and eight other members appointed by the Minister with Governor-in-Council approval. CMHC’s directors are a diverse group of individuals with significant accomplishments in business, government, and not-for-profit activities related to housing.
With the exception of the President and CEO, all CMHC directors are independent of management and are free from any interest and any business or other relationships which could or would reasonably be perceived to materially interfere with the director’s ability to act in the best interests of the Corporation and its shareholder, the Government of Canada.
The Board of Directors is responsible for the corporate governance of CMHC. In doing so, it must act honestly, in good faith, and in the best interests of CMHC. The Board has established four committees to assist it in exercising its responsibilities: the Corporate Governance Committee, the Audit Committee, the Human Resources Committee and the Nominating Committee. The President and CEO and one additional Board member also serve as trustees of the CMHC pension fund. The Board establishes and approves the structure, composition and terms of reference for each of the committees. These are reviewed regularly and updated as required.

2006 Committee Membership

Governance Committee	Dino Chiesa (Chair), Sophie Joncas, Karen Kinsley and Alexander Werzberger

Audit Committee	Sophie Joncas (Chair), Catherine Cronin and Gary P. Mooney

Human Resources Committee	Hugh Heron (Chair), Roberta Hayes, Harold Calla and Louis Ranger

Nominating Committee	Dino Chiesa (Chair), Hugh Heron, and Roberta Hayes

The Board of Directors is responsible for managing the affairs of the Corporation and the conduct of its business in accordance with the CMHC Act, the Financial Administration Act and the governing by-laws. As stewards of the Corporation, the Board sets the strategic direction of CMHC, ensures the integrity and adequacy of the Corporation’s information systems and management practices, periodically examines the continued relevance of the Corporation’s public policy objectives and legislated mandates, ensures the main corporate risks are managed, evaluates the Corporation’s performance, and monitors the Corporation’s financial results.
Successes in corporate governance are linked to the degree directors understand their roles and responsibilities as corporate stewards. To this end, the Board ensures an appropriate allocation of responsibilities between the Board and management. The Board also reviews CMHC’s governance policies and structures to ensure they remain responsive to the circumstances and needs of the Corporation. This involves ensuring they continue to reflect applicable legislation, guidance on matters of governance specific to Crown corporations, and recognized “best practices.”
Board Renewal
To achieve its objectives and carry out its mandate, CMHC’s Board of Directors must reflect the types of clients CMHC serves, and to the extent possible, represent Canadian society as a whole. As part of its succession planning, the Board and its Nominating Committee, strive for a proper balance of key criteria, including: previous experience and service on boards; gender; language; ethnicity; geographical representation; and understanding of housing needs.
CMHC’s recent experience with Board renewal demonstrates the importance the Board places on ensuring respect for transparency, accountability and the role of Parliament in the appointment process. In 2005, following the Board’s approval of selection criteria for the position of Chairperson as recommended by the Nominating Committee, CMHC was one of the first Crown corporations to have its candidate successfully appointed following a new process that included the hiring of an executive search firm and the candidate’s appearance before a Standing Committee of the House of Commons. Relying on its Board competency profile, the Board regularly provides advice to the Minister’s office on upcoming vacancies, skills gaps and the need to ensure an appropriate staggering of expiry dates.
Appointments to CMHC’s Board follow the Governor-in-Council appointment process and procedures. Effective January 2007, Board appointments are made for a four-year term. This was changed from a three-year term in accordance with the recent passage of the Federal Accountability Act. Open and constant communication between CMHC and its responsible Minister is a key component of the Board’s ability to ensure the Corporation benefits from a competent Board of Directors. In 2006, CMHC welcomed one new member to the Board of Directors.
In 2007, the Nominating Committee will be updating the Board’s competency profile as well as the selection criteria for the Corporation’s President and CEO.

Orientation and Ongoing Education of Board Members
CMHC provides two days of orientation to new directors, followed by periodic briefings, as warranted. In addition, directors are kept informed of CMHC’s operations at meetings of the Board and its Committees, and through reports and analyses by, and discussions with, management. To ensure that directors maintain the skills and knowledge necessary for them to meet their obligations, all Board members are encouraged to attend governance sessions organized by the Canada School of Public Service and the Privy Council Office. In addition, Audit Committee members regularly attend training sessions hosted by the Canadian Institute of Chartered Accountants.
Board Assessment Process
In order to assess its effectiveness and initiate renewal, the Board conducts an annual review of its performance and discusses what steps may be necessary or desirable to improve its effectiveness.
In 2006, led by the Corporate Governance Committee, the Board retained the services of an external consultant to assist it in updating its self-assessment process and to assist the Board in conducting an assessment of its performance through the year. CMHC’s Board believes that performance evaluations provide a mechanism for the Board and the Chairperson to hold each other accountable. Based on sound evaluation criteria and administered by independent experts, the 2006 performance evaluation was designed to probe for best practices in leadership and governance. Preliminary performance indicators from the evaluation indicate that CMHC enjoys strong corporate governance and board functioning, particularly in the areas of board-management functioning, board and management skills and leadership, and financial performance setting, oversight and accountability. The Board looks forward to receiving the final report which will provide guidance on the implementation of improvements to existing practices.
GOVERNANCE IN PRACTICE
The nature of CMHC’s activities makes its governance more complex, but still subject to the same expectations of efficiency, accountability and transparency that Canadians hold for their public agencies. As a Crown corporation, CMHC seeks high customer satisfaction and reasonable returns while meeting the rigour of public accountability. As a result, the Board of Directors evaluates CMHC’s performance based on the principle that its fundamental purpose is the creation of value for Canadians. Reaching this goal rests on the achievement of public policy objectives, solid financial results, efficient processes, and a healthy organization able to achieve success by being open to changes and new opportunities that will benefit Canadians.
Strategic Planning
Establishing the strategic direction for the Corporation is the foundation in fulfilling the Board’s governance responsibilities. The Board of Directors and CMHC management work together to build a view of the future of the Corporation, to focus efforts on priorities that deliver on the mission, vision and values of CMHC, and to foster the conditions for innovation and renewal.
As in past years, the Board of Directors provided direction to the Corporation at the outset of the 2006 planning cycle. The Board’s input into the process reflected the direction provided by the Minister in support of the Government of Canada’s current priorities. In particular, that guidance focused on preparing the Corporation to meet new challenges in the mortgage insurance business. This is being accomplished through short-term positioning and work on longer-term policy directions in housing finance.
With the support of the Board, CMHC introduced changes to the planning process by launching a quarterly review of priorities and resources that will maximize the Corporation’s flexibility and ability to successfully manage change. Through this comprehensive, formal review, the Board is now better able to review its current direction, and management can make adjustments in priorities and resources where circumstances warrant.
Risk Management
Enterprise risk management is a shared responsibility amongst the Board of Directors, management and operational units, who each play a role in ensuring that appropriate risk and performance management, governance, structure, processes, measures, controls and limits are in place. The Audit Committee approves appropriate policies and risk limits and advises the Board on emerging risks and opportunities and their impact on strategic directions. The Board then ensures appropriate action is taken with regards to all identified risks and opportunities.

2006 ANNUAL REPORT — Corporate Governance
In 2006, in addition to exploring long-term housing finance policy directions, the Board also reviewed CMHC’s progress in implementing succession management plans to reduce potential impacts on operations arising from the loss of critical employees.
Internal Control and Financial Reporting
The Board of Directors, with the help of the Audit Committee, works with CMHC’s internal auditors to ensure the integrity of the Corporation’s internal control framework and management of information systems. The Board ensures that the Corporation’s reporting on activities and performance is effective and that the information is reliable, relevant, balanced and complete. Management regularly reports on performance and risk management to the Audit Committee through its Quarterly Financial and Risk Management Report.
In keeping with Government of Canada guidelines, CMHC’s Audit Committee members are financially literate: two members hold accounting designations and the third member possesses expertise in financial management.
In 2006, the Audit Committee closely examined all current and potential implications of new and proposed accounting guidelines and industry practices to ensure continued fair presentation of CMHC’s financial information. Management’s responsibility for financial information contained in this annual report is outlined on page 74. In addition, the Board of Directors has reviewed and approved this annual report prior to its release.
The Corporation’s internal auditors report functionally to the Audit Committee and meet with the Audit Committee on a regular basis without management being present. In an effort to improve on existing practices, CMHC’s internal auditors embarked on a quality assessment review of the internal audit and evaluation services. The Audit Committee reviewed the results of the exercise and the action plan. The Committee also oversaw a review of the internal audit activity charter and approved an update to internal audit performance measures.
In other areas, CMHC’s compliance office completed mapping of core processes in all treasury-related activities in order to identify compliance gaps and ensure appropriate actions were taken where necessary. Due to the significant growth of the CMHC investment portfolios in recent years, personal trading guidelines were also established in 2006 and information sessions were conducted with impacted staff through the year. Finally, the Audit Committee updated the Board of Director’s travel and hospitality policy to ensure it continues to meet Canadians’ expectations of their public office holders.
Organizational Effectiveness
The Board supports the notion that values and ethics play a crucial role in modern business management. Through its Human Resources Committee, in 2004, the Board led a corporate-wide ethics awareness exercise involving the development of a variety of case studies applicable to CMHC’s environment. This was followed by the delivery of awareness sessions to employees across the Corporation.
In 2006, initiatives to continue to strengthen employees understanding of CMHC’s values included communication of additional case studies to employees, ethics awareness sessions for new employees and Conflict Resolution Workshops for managers and employees.
The Board and its Human Resources Committee are proud to say that, overall, this initiative has been a success. Supervisors, managers and directors are encouraged to keep the dialogue alive to ensure open discussion and resolution of issues.
In 2006, the Human Resources Committee reviewed and recommended a number of other items to the Board for approval. Management provided Committee members with a progress report on CMHC’s succession management initiative, and the Committee also reviewed and endorsed CMHC’s vision for talent management.
Communication with Stakeholders
In 2006, CMHC’s 60th anniversary was marked with numerous events across the country, providing the Board with opportunities to communicate with CMHC’s stakeholders. Two of the regularly scheduled Board meetings were held in different locations across the country to allow the Board to meet and communicate directly with CMHC’s employees, clients, partners and stakeholders, and to become better acquainted with regional issues.
In the spring of 2006, the Board convened in Quebec City where it met with a wide range of CMHC stakeholders and learn more about their priorities. In the summer, the Board traveled to Saint John, New Brunswick to gain a better understanding of CMHC’s business in the region. They were also able to get a first-hand look at how CMHC is working with community groups, non-profit organizations and industry to build strong and vital communities.
Crown Corporation Governance
CMHC continually introduces initiatives related to strategic planning, risk management and other aspects of corporate accountability that demonstrate its ongoing commitment to ensuring its governance framework remains strong and relevant.

Following a 2004 review of the Board committees’ terms of reference and structure by an outside consultant, the Board undertook an in-depth review of its practices to address some of the improvements highlighted in the report. Committee terms of reference were significantly updated and a number of responsibilities were reassigned. This exercise allowed directors to better understand their role as committee members and allowed committees to better focus their time and energy.
In February 2004, Treasury Board undertook a comprehensive review of the governance and accountability framework for Crown corporations. CMHC and its Board of Directors were actively engaged in the review process. Subsequently, regular reporting to the Board has ensured that CMHC has addressed the majority of the measures proposed in the final report. CMHC will continue to monitor those measures that still require input and guidance from the government.
Early in 2007, the Board approved its new Board director profile and updated the terms of reference for the Board and its committees. In an effort to enhance its openness, the Board has decided to post this information on the corporate website. CMHC will become one of the first Crown corporations to provide this type of information online.
CMHC and its Board of Directors will continue to participate in the review of Crown governance, and take all necessary actions to ensure that its governance regime meets best practice. This includes ensuring that its governance policies and practices are aligned with the new Federal Accountability Act.
The CMHC Pension Fund
Established by the Board of Directors, the CMHC pension fund is managed and administered by trustees pursuant to the Trust Agreement. The Trustees are responsible for setting investment objectives and policies, selecting external investment managers, and monitoring the investment results of the pension fund.
In 2006, CMHC’s pension governance structure and practices were reviewed. A final report was provided to the Trustees, the Corporate Governance Committee, and the Board of Directors. It was concluded that, overall, CMHC’s pension governance structure and practices meet or exceed the expectations of governance guidelines established by the Canadian Association of Pension Supervisory Authorities. CMHC is operating with many best practices such as regular meetings of trustees, orientation sessions for new trustees, clearly articulated policies, goals, and guidelines, and annual reviews of the financial status of the pension plan by CMHC’s management.
Directors total compensation and attendance at meetings of the Board and of Board Committees in 2006

					Human	Pension
	Total			Governance	Resources	Fund
	Compensation	Board of	Audit	Committee	Committee	Trustees
	(fees and	Directors	Committee	(three	(three	(three
Board Member	retainer $)[1]	(six meetings)	(five meetings)	meetings)	meetings)	meetings)
Dino Chiesa	52,595	6/6		3/3

Karen Kinsley[2,3]		6/6		2/2		3/3

Harold Calla	30,700	6/6			3/3

Roberta Hayes	31,200	6/6			3/3

Hugh Heron	28,200	6/6			3/3

Sophie Joncas	33,200	6/6	5/5	2/3

Gary P. Mooney[4]	18,700	4/6	3/5

Louis Ranger[2]		1/6			2/3

Joel Teal[5]	3,213	1/1

Alexander Werzberger	23,200	6/6		3/3

Catherine Cronin[6]	31,987	5/5	4/4			2/2

N.B., the Nominating Committee did not meet in 2006.

1	Compensation levels are established by the federal government through an Order-in-Council. The Privy Council Office issues guidelines that set out the form, amounts and conditions of payment for the part-time services of persons appointed to office by the Governor-in-Council. The Chairperson of the Board is responsible for approving payment of Directors’ fees.

2	Members of the Public Service are not paid for their service.

3	Became a member of the Corporate Governance Committee in March 2006.

4	Absent due to illness.

5	Appointed 31 October 2006.

6	Term ended 30 October 2006.

2006 ANNUAL REPORT — Corporate Governance
BOARD OF DIRECTORS
(as at 31 December 2006)
Dino Chiesa
Chairperson of the Board
Dino Chiesa is Vice-Chair of the Board of Trustees of the Canadian Apartment Properties Real Estate Investment Trust (CAP REIT). Prior to this, he was Chief Executive Officer of the Residential Real Estate Income Trust (RES REIT), Assistant Deputy Minister of Ontario’s Ministry of Municipal Affairs and Housing, and CEO of the Ontario Housing Corporation and Ontario Mortgage Corporation. Mr. Chiesa has been a member of the Board since June 2001 and was appointed Chairperson of the Board of Directors in March 2005.
Karen Kinsley, CA
President and Chief Executive Officer
Karen Kinsley joined CMHC in 1987, holding a variety of positions in senior management. She was appointed President and Chief Executive Officer in June 2003.
Harold Calla, CGA, CAFM
North Vancouver, British Columbia
Harold Calla is Chair of the First Nations Financial Management Board. He also holds a number of positions with the Squamish Nation, including surveyor of taxes, senior negotiator for economic development and bilateral accommodation negotiations with the province of British Columbia. He was appointed to CMHC’s Board of Directors in June 2005.
Roberta Hayes
Moncton, New Brunswick
Roberta Hayes is co-owner and manager of HomeLife Hayes Realty. Ms. Hayes was formerly the President and a director of the Greater Moncton Real Estate Board, as well as a director of both the New Brunswick Real Estate Association and the Canadian Real Estate Association. She was appointed to CMHC’s Board of Directors in October 2003.
Hugh Heron
Schomberg, Ontario
Hugh Heron is Principal and Partner of the Heron Group of Companies and President of Heron Homes Corporation. Mr. Heron is a past president of both the Toronto Home Builders’ Association and the Ontario Home Builders’ Association. He was appointed to CMHC’s Board of Directors in June 2001.
Sophie Joncas, CA
Longueuil, Québec
Sophie Joncas is a chartered accountant in private practice. She is a member of the continuing education committee of the Ordre des comptables agréés du Québec (OCAQ). She has also developed and taught courses on governance and on the role of the audit committee for the OCAQ. She is chair of the Association des gens d’affaires de Saint-Hubert. She was appointed to CMHC’s Board of Directors in August 2001.
Gary P. Mooney
Mississauga, Ontario
Gary P. Mooney is President and Chief Executive Officer of Fidelity National Financial, a Mississauga-based title insurance company. He is also a senior partner with the law firm Anderson, Sinclair. He was appointed to CMHC’s Board of Directors in June 2005.
Louis Ranger
Gatineau, Québec
Louis Ranger is Deputy Minister of Transport Canada and Deputy Head of Infrastructure Canada — Infrastructure and Communities. He was appointed to CMHC’s Board of Directors in September 2002.
Joel Teal
Saskatoon, Saskatchewan
Joel Teal is currently President, Dundee Development/Homes by Dundee and is Chair of the Board of Directors of the Saskatchewan Blue Cross. He was appointed to CMHC’s Board of Directors in October 2006.
Alexander Werzberger
Montréal, Québec
Alexander Werzberger is currently the President of Traklin Groups. Mr. Werzberger has served on the board of directors of various organizations, including L’Association provinciale des constructeurs d’habitations du Québec and L’ Association de la construction du Québec. He was appointed to the Board of Directors in April 2005.

Living our Corporate Values
At CMHC, we know that being an accountable organization means being proud not only of what we do, but also of how we do it. It means staying true to our convictions, knowing that the way we do business helps us attract and retain the talent we need to be successful and strengthen stakeholder confidence in our ability to deliver results. This sense of workplace integrity has a strong tradition at CMHC and is deeply rooted in the corporate mission and values that help guide us in our business. We have long known that the way we do our business today can lead to a successful tomorrow.
BUILDING A WORKPLACE COMMUNITY
We are working hard to create the right organizational environment for our employees. What is that environment? It’s one where our employees are engaged, where they feel safe in expressing their opinions and proud of their individual and collective contributions to our corporate performance.
Engaging our employees
Establishing effective management practices is critical to ensuring an engaged and committed workforce. CMHC’s human resources policies are considered best practices. Recognizing that our employees are the cornerstone of our commitment to governance, our governance framework includes employee standards of conduct, a values and ethics program, as well as a process for employees to bring forward information concerning wrongdoing in the workplace.
To help employees balance their commitments at home and at work, CMHC offers a variety of alternate work arrangements and attractive benefits, including family-related leave and maternity or parental benefits. CMHC also maintains an employee relations office dedicated to promoting a healthy environment by helping employees, managers and human resources professionals build and maintain strong relationships. When dealing with difficult personal or professional situations, our employees and their families also have access to a voluntary, short-term confidential counseling service to assist them in finding the help they need.
Through these and other policies and programs, we’re building a workplace community — a community reflecting the value of every person, mutual respect and honesty. CMHC has a well-established President’s Advisory Council which plays a key role in strengthening this sense of community. The Council provides an opportunity for employees to share their concerns, suggestions and recommendations with CMHC’s President and for the President to engage in a frank discussion with elected employee representatives from across the Corporation.
In 2006, CMHC engaged an external consultant to undertake a review of its management practices. Approximately 45 employees participated in interviews, lasting between one and two hours, to explore a variety of themes, including resource allocation, decision-making and communication. Through issue-focused employee consultations such as these, CMHC is able to assess the effectiveness of its management practices and identify areas for improvement that are most important to employees. As a result of this latest consultation, for example, CMHC is working towards establishing a decision-making framework that clearly identifies the owner of a particular issue, and offers the right consultation forum. In so doing, we are making certain that our employees are actively consulted and represented in decision-making.
As a testament to the success of our ongoing efforts to ensure an engaged workforce, CMHC’s resignation rate among regular staff, at 3.5 per cent, is below comparable types of employers such as financial services industries (7.7 per cent) and the government sector (5.1 per cent).
Building a diverse workforce
CMHC prides itself in building a representative workforce. By fostering diversity, we are better equipped to build stronger relationships with a range of communities, enhance our creativity and effectiveness as an organization, and expand our business opportunities at home and abroad.

	CMHC	Canadian
Employee Profile	2006	Labour Market[1]
Women (%)	59.5	48.4

Visible Minorities (%)	12.3	12.6

Persons with Disabilities (%)	4.2	5.3

Aboriginal Persons (%)	2.5	2.6

1	Based on latest available Census data (2001)
CMHC has consistently received top marks in the Government of Canada’s annual report on employment equity. In the latest report published in 2005, CMHC received its first set of straight ‘A’s for attracting, developing and retaining women, Aboriginal peoples, persons with disabilities and visible minorities. This rating places CMHC among the top four federally-regulated private-sector employers and Crown corporations. As we continue our efforts to build a representative workforce, we will work on expanding our relationships with diverse communities as a means to enhancing our visibility as an employer.

2006 ANNUAL REPORT — Corporate Values
Giving back to our communities
CMHC employees support charitable organizations such as the Government of Canada Workplace Charitable campaign for the United Way. In 2006, CMHC employees and retirees raised more than $275,000 for use within our communities. In 2006, CMHC also hosted a series of gingerbread- and birdhouse-building charitable events across the country. We raised close to $41,000 for a variety of charitable organizations, including Habitat for Humanity.
SERVING THE PUBLIC INTEREST
We are strongly committed to bringing about results that benefit Canadians and our communities. Our ability to add value to Canada, however, goes beyond our mandate to deliver programs and create policies for the benefit of Canadians. Living our values means, for us, a commitment to serving the public interest in ways that show respect for human dignity and the value of every person.
Serving our clients
CMHC is committed to serving all its clients in a competent, fair and timely fashion. In 2006, CMHC received a Government of Canada Award of Excellence for contribution to Treasury Board’s Service Improvement Initiative over the 2000-2005 period. The initiative had, as one of its objectives, the achievement of a 10 per cent improvement in client satisfaction with federal public services. Over this period, client satisfaction in financial services, which included CMHC, improved over the baseline by 17 per cent, well in excess of the target.
Recent immigrants to Canada often require specialized services to help them access suitable housing. Given Canada’s rising immigration rates and the Toronto area’s burgeoning multicultural population, CMHC recently implemented a wide-ranging multicultural communications strategy in that city. Key CMHC information products are distributed in six languages (Chinese, Russian, Spanish, Tagalog, Arabic and Urdu), in addition to English and French, to targeted organizations in Toronto that serve new Canadians. CMHC’s culturally diverse staff is often able to offer assistance to new Canadians who want housing information in their first language.
Sustaining our commitment to official languages and linguistic minority communities
As a federal Crown corporation, CMHC embraces the spirit and intent of Canada’s commitment to official languages. In recent years, the Corporation has made significant progress in a number of areas, notably in developing and maintaining the linguistic capacities of its employees, with 90 per cent of employees in bilingual positions meeting the language requirements of their position in 2006. During the year, the Corporation also continued its support for the development of English and French linguistic minority communities through a broad range of activities, including media and association relations, program promotion and business development.
ACHIEVING BUSINESS EXCELLENCE
Attaining the confidence of those we serve and the best possible results for the Canadian public requires us to exercise the highest standards of competence, trustworthiness and prudence in conducting our business relationships and in managing the financial, physical and human resources entrusted to our care.
Investing in the growth and development of our employees
CMHC employees have access to excellent learning and development opportunities. In 2006, one in five employees was involved in a temporary developmental assignment, lateral transfer or promotion. Furthermore, at 2.7 per cent of payroll or $2,092 per employee, CMHC’s learning investments exceed the average investment in the financial services sector and are in the top 10 per cent of Canadian firms.
Managing the physical resources entrusted to our care
As of June 2006, CMHC falls under the requirements of the Canadian Environmental Assessment Act. This legislation requires an environmental assessment of a proposed project where a responsible authority (federal department) is either the proponent or, transfers land, provides funding or issues a permit or authorization. We are currently assessing each of our programs for the potential impacts of this requirement. Policies and procedures for some business lines have already been adapted to meet the Corporation’s obligations under the Act.
CMHC continues to work with its partners to reclaim and return brownfields — abandoned, idle or underused sites once occupied by industrial or commercial facilities — to productive use. With an estimated 30,000 brownfield sites across the country, these efforts have considerable potential to positively impact the environment. In 2006, we continued our research on the barriers to brownfield redevelopment. We also introduced mortgage insurance flexibilities, and initiated a risk-sharing framework in the communities of Orillia, Ontario and Sydney, Nova Scotia. This last initiative is intended to help mitigate environmental risks associated with brownfield properties.
We also manage our direct impact on the environment. CMHC regularly uses recycled paper, works towards reducing paper consumption, and has introduced various recycling initiatives for construction debris, food packaging, batteries, office consumables and used office equipment.

MAXIMIZING TODAY’S OPPORTUNITIES
Analysis of Our Performance in 2006

Being a strong organization is about making the most of today’s opportunities. It’s about using our experience as we respond to change and rise to new challenges — knowing when to stay the course and when to find new approaches to improving the lives of Canadians through affordable, quality, and environmentally-sustainable housing. Ultimately, it’s about preparing for a successful tomorrow, today, and continuing to create vibrant and healthy communities across Canada.
PUBLIC POLICY OBJECTIVES
Our goal is to contribute to Canadian society by helping those who are most in need, by improving the affordability and quality of housing, and by ensuring that the Canadian housing system continues to be among the best in the world. Our public policy objectives, and the priority areas under each objective, are outlined below. It is against these priorities that we measure our performance.
Objective One
HELP CANADIANS IN NEED
1.1	Help Canadians in need to access affordable, sound and suitable housing

1.2	Improve living conditions for Aboriginal Canadians
Objective Two
FACILITATE ACCESS TO MORE AFFORDABLE, BETTER QUALITY HOUSING FOR ALL CANADIANS
2.1	Ensure Canadians have access to mortgage insurance products and tools that meet their needs

2.2	Enhance the supply of low-cost funds for mortgage lending by expanding the securitization program

2.3	Provide comprehensive, timely and relevant information to enable Canadian consumers and the housing sector to make informed decisions
Objective Three
ENSURE THE CANADIAN HOUSING SYSTEM REMAINS ONE OF THE BEST IN THE WORLD
3.1	Ensure Canada’s housing system remains one of the best in the world

3.2	Support and promote Canada’s world-class housing products, services and system internationally

3.3	Ensure CMHC remains a strong organization able to fulfill its mandate

HELP CANADIANS IN NEED
For 60 years, we have been helping to provide a place to call home to millions of low-income families across the country. We have also been striving to close the housing gap faced by many Aboriginal Canadians. We are proud of our programs and policies that have helped Canadians access affordable, sound and suitable housing, and we will continue to help all Canadians share in these benefits.
RESOURCES
$56 million in operating expenses
386 staff years

Objective 1.1
HELP CANADIANS IN NEED TO ACCESS AFFORDABLE,
SOUND, AND SUITABLE HOUSING
What We Do
With our public and private partners, we help low- or modest-income Canadians obtain affordable, sound and suitable housing.
Why It Matters
Affordable, sound and suitable housing is essential to individual and community health and well-being.
How We Do It
On behalf of the federal government, we provide:
1)	On-going financial assistance for existing social housing.

2)	Funding to the provinces and territories to increase the supply of affordable housing.

3)	Funding for renovations to preserve the stock of low-income housing.
We provide low-cost loans directly to social housing providers.
We provide technical and financial support that leads to the development of affordable housing projects with no ongoing federal assistance.
We increase understanding of the distinct housing needs of those segments of the population who are at greater risk of housing need.
CMHC Toolbox
We draw on the following tools to achieve this strategic priority:
Affordable Housing Initiative
Flexible options for provinces and territories, including:
•	New rental housing

•	Home purchase

•	Homeownership preservation

•	Rental preservation

•	Rent supplements

•	Flexible mortgage loan insurance
Renovation Programs
•	Residential Rehabilitation Assistance Program

•	Emergency Repair Program

•	Home Adaptations for Seniors Independence

•	Shelter Enhancement Program

Public—Private Partnerships
•	Seed funding

•	Proposal development funding

•	Advice and skills development

•	Flexible mortgage loan insurance:
•	Insurance premium discounts

•	Financing up to 95-per-cent of loan to lending value
Housing Subsidies Under Long-Term Commitments
•	Public housing

•	Non-profit housing

•	Rent supplements

•	Co-operative housing
Direct Lending
Research Products on Distinct Housing Needs, Including:
•	Newcomers Guide to Canadian Housing

•	Maintaining Seniors’ Independence Through Home Adaptations: A Self-Assessment Guide
For additional information on CMHC’s programs and services, visit our website, www.cmhc.ca

2006 ANNUAL REPORT — Performance Against Objective 1
To ensure that all Canadians enjoy the benefits of a well-housed nation, we help those who are unable to afford sound, suitable housing on their own. We work with our government partners and other housing stakeholders to address these needs and make a difference.
What factors influenced our performance in 2006?
One in seven Canadian households cannot access housing that is affordable, sound and suitable
Overall, Canada has made progress in addressing housing need — 82,000 fewer households were in core housing need in 2001 compared to 1996. More than three-quarters of the almost 1.5 million households were in need because their housing was unaffordable, consuming more than 30 per cent of their income. Recent immigrants, lone-parents, seniors and Aboriginal households are more likely to be in core housing need than other Canadians. They are also the fastest growing segments of the Canadian population.

		Households in
		Core Housing
	All Households	Need

Household Count	10,805,600	1,485,300

Overall Incidence of Need	—	13.7
(% of households)*

Average Annual Household Income ($)	60,976	17,439

Average Monthly Shelter Cost ($)	764	643

Average Shelter Cost to Income Ratio (%)	21.3	48

NB: Based on 2001 Census data. 2006 Census data on shelter costs will be available in May 2008. *excludes on-reserve
Rising demand kept rental vacancy rates low in 2006
Solid job creation and income gains, combined with high levels of immigration and rising homeownership costs, led to increased demand for rental housing during the year. These factors put downward pressure on rental vacancy rates, which averaged 2.6 per cent in Canada’s major centres in October 2006 compared to 2.7 per cent in 2005. The average rent for two-bedroom apartments across Canada’s 28 major centres increased by 3.2 per cent between October 2005 and October 2006.
Canada’s low-income housing stock is in need of repair
In 2001, approximately 15 per cent of core-need households lived in homes requiring major repair. Each year, as this housing stock ages, the number of homes in need of major repair is expected to increase by about 22,000 units.
Additional federal resources are being committed to affordable housing
The federal government announced $1.4 billion in funding for affordable housing, distributed among the provinces and territories in the form of housing trusts. This one-time investment includes an affordable housing trust of $800 million, a Northern housing trust of $300 million, and a trust for off-reserve Aboriginal housing of $300 million.
Analysis of our performance
We worked with our provincial and territorial partners to help improve the living conditions of Canadians in need of housing
As a result of many years of delivering social housing through CMHC, Canada’s existing stock of federally-supported social housing helps over 630,000 lower-income Canadian households each year. Much of the funding CMHC receives for this housing is now administered by the provinces and territories. These arrangements recognize that the provinces and territories have primary responsibility for low-income housing.
CMHC also has agreements in place with all provincial and territorial governments to deliver and cost-share the Affordable Housing Initiative. The federal government, through CMHC, is investing $1 billion to increase the supply of affordable housing in Canada. Provinces and territories are responsible for designing and delivering their programs funded under this initiative and, in conjunction with others, are investing a further $1 billion.

Expenditures under the Affordable Housing Initiative in 2006 were $167.5 million, exceeding the target of $159 million. Since the Initiative was announced in 2001, close to $700 million in support of 31,000 units, has been committed across Canada.
CMHC Renovation Programs Helped more than 20,500 Households in 2006

1,876
1,942
2,742
13,975
Residential Rehabilitation Assistance Program
Emergency Repair Program
Home Adaptations for Seniors' Independence
Shelter Enhancement Program

Source: CMHC
We helped maintain the stock of low-income housing
CMHC’s renovation programs help low-income households, persons with disabilities and Aboriginal people bring their homes up to minimum health and safety standards, repair shelters for victims of family violence, and support home adaptations for low-income seniors so they can live independently. In 2006, we provided $155 million to assist more than 20,500 households under the renovation programs on- and off-reserve. Since their inception more than 30 years ago, CMHC’s suite of renovation programs has assisted over 750,000 lower-income households. In December 2006, the Government of Canada announced a two-year, $256 million extension of funding for the programs. The extension will help improve the living conditions for some 38,000 low-income households. During 2007, CMHC will be working with the provinces and territories to extend existing arrangements for the delivery of the programs.
Our Strengths
•	Pre-eminent research program leading to an in-depth understanding of the housing needs of a diverse population.

•	Well-established relationships with federal, provincial and municipal governments and their housing stakeholders.

•	Depth of housing knowledge and expertise combined with a history of effectively delivering diverse housing.

•	Wealth of information on innovative approaches and best practices across the country that can facilitate the development of affordable housing.
Our Challenges
•	Creating lasting solutions to reducing core housing need.

•	Managing Canada’s aging social housing stock.

•	Continuing to effectively and efficiently manage the delivery and administration of housing programs.
Today’s Opportunities
•	Implementing an enhanced strategy to aid in the development and maintenance of relationships with housing proponents.

•	Stimulating private-sector investment in affordable housing.

1	The target for the renovation programs in units was revised from 5,378 units in the 2006-2010 Corporate Plan to 19,054 units as a result of the announcement of an extension of the renovation programs by one year. The 2006 Corporate Plan amendment was tabled on July 19, 2006.

2	Beginning 2007, CMHC has adopted a new measure ($ committed) to better capture the Corporation’s performance with regards to its renovation programs. The 2007 target for this measure is $22.6M.

2006 ANNUAL REPORT — Performance Against Objective 1
We helped communities sponsor their own affordable housing projects
CMHC’s Partnership Centre is a network of housing experts across the country available to help housing proponents through the project development process. Since its inception in 1991, 43,000 affordable housing units have been facilitated by the Centre. In 2006, the promotion of our tools and insurance flexibilities resulted in more than 3,400 affordable homes created across the country, exceeding our target by more than 100 per cent. Mortgage insurance at reduced premiums was used on more than 40 per cent of these units, making it that much easier for community-based housing proponents to bring more affordable housing to their communities.
Building on the services and tools offered by the Partnership Centre, free web forums were introduced in 2006, allowing participants from any location to see and hear on-line presentations on a variety of housing development topics. Eight web forums were presented in 2006, attracting a wide range of participants from the non-profit and private sectors, as well as municipalities, across Canada.
Our Direct Lending activities also help lower the cost to government. In 2006, we continued to provide loans directly to social housing sponsors on- and off-reserve. As a federal Crown corporation, we can obtain funds through bond issues and commercial paper on capital markets at lower interest rates. In 2006, we offered new loans totalling $385 million and renewed loans worth $1.9 billion.
Through our partnerships and lending activities, we are providing the tools, knowledge and resources to assist social housing providers and other affordable housing proponents in making a difference in the lives of those Canadians who are most in need of housing. CMHC will continue to create opportunities to bring innovative housing solutions to Canadians.

Corporate Performance Measures	2005 Results	2006 Target	2006 Results	2007 Target
Public-Private Partnerships facilitated (Units)	2,378	1,470	3,422	1,650
Mortgage Insurance Approvals of Public-Private Partnerships (Units)	1,640	1,250	1,455	1,250

■ Target met or exceeded
■ Target substantially met
■ Target not met

2007 Plans and Priorities
Working with others to improve access to affordable, sound and suitable housing
CMHC will use its existing tools as well as its depth and breadth of expertise to work with its network of government, industry and non-profit stakeholders to identify, develop and share innovative approaches to increase the supply of affordable, sound and suitable housing for those Canadians in need.
Key priorities for 2007 include:
•	Examining our current operations to ensure we are using the full range of the Corporation’s products and services to promote and encourage innovative approaches to the development of affordable housing.

•	Exploring options to support the regeneration and revitalization of major public and social housing projects.

•	Researching improved housing options for new Canadians, seniors, persons with disabilities and low-income Canadians.

Objective 1.2
IMPROVE ABORIGINAL LIVING CONDITIONS
What We Do
We work with First Nations communities and Aboriginal organizations to find solutions to Aboriginal housing issues, both on- and off-reserve.
Why It Matters
Affordable, sound and suitable housing is essential to individual and community health and well-being.
For the Aboriginal population, housing needs are urgent. There is a significant gap between the living conditions of Aboriginal and other Canadians.
How We Do It
We provide funding and work in partnership with First Nations, Indian and Northern Affairs Canada and others on housing assistance programs for the construction of new housing and renovation of existing housing.
We encourage market-based solutions in a manner that respects the underlying communal ownership of Aboriginal land.
We share our housing knowledge and expertise to increase First Nations capacity to design, build, renovate and maintain its housing stock.
We support the development of markets and institutions that increasingly permit Aboriginal peoples to direct and control their own housing.
CMHC Toolbox
We draw on the following tools to achieve this strategic priority:
Social Housing
•	On-Reserve Non-Profit Rental Housing
Capacity Development
•	Housing Quality Initiative

•	Housing Internship for First Nations and Inuit Youth

•	Inspector training

•	Home occupant training

•	Support for organizations such as the First Nations National Building Officers Association and the First Nations Housing Managers Association
Renovation Programs
•	Residential Rehabilitation Assistance Program

•	Home Adaptations for Seniors’ Independence

•	Shelter Enhancement Program
Mortgage Loan Insurance On-Reserve
•	Homeownership On-Reserve with Ministerial Guarantee

•	Homeownership On-Reserve without Ministerial Guarantee Pilot

Housing Subsidies Under Long-Term Commitments
•	Rural and Native Housing

•	Urban Native Housing Program
For additional information on CMHC’s programs and services, visit our website, www.cmhc.ca

2006 ANNUAL REPORT — Performance Against Objective 1
Given the significant gap between the housing conditions of Aboriginal and non-Aboriginal Canadians, our efforts to improve Aboriginal living conditions are particularly important to our objective of ensuring that all Canadians have access to affordable, sound and suitable housing.
What factors influenced our performance in 2006?
Canada’s Aboriginal population is growing five times faster than the general population
In 2001, there were close to one million Aboriginal people in Canada, forming approximately 3.4 per cent of all Canadian households. A joint research initiative by CMHC and Indian and Northern Affairs Canada indicated that under a medium-growth scenario, the number of Aboriginal households is expected to grow by more than 70 per cent by 2026. Aboriginal organizations, communities and governments will need to consider how housing and other services are to be provided and funded under this scenario.
Housing conditions of Aboriginal households continue to be poorer than those of other Canadians
The economic and social challenges facing the Aboriginal population are well documented and make for a level of need that is much higher than that of the rest of the Canadian population. Currently, one-third of on-reserve households are living in housing that is overcrowded and/or in need of major repairs. A consequence of overcrowding and a high incidence of moisture damage and mold in homes is rapid deterioration of the housing stock. It is estimated that between 20,000 and 35,000 units are needed on-reserve to meet the current shortage of housing faced by many First Nations. Each year, as the Aboriginal population grows and new households form, the shortfall on-reserve will grow by an estimated 2,200 units, putting additional strain on living conditions.
Northern households face even greater challenges
Northern and remote areas rely heavily on social housing units due to the inability of residents to pay for sound and suitable housing. A range of socio-economic factors contribute to this situation including high unemployment, high construction and operating costs and a lack of private investment in housing. The severe northern climate presents an additional challenge, combining with overcrowding to accelerate the deterioration of the housing stock.
Increased focus is being placed on the development of long-term solutions
Part of a long-term solution aimed at narrowing the gap between Aboriginal and non-Aboriginal living conditions may also lie in facilitating market-based solutions on-reserve, while still respecting the underlying communal ownership of Aboriginal land. Reserve land cannot be mortgaged, pledged, attached, levied, charged or seized by a non-Indian. This has restricted the use of on-reserve land and limited the ways in which an individual or Band Council can access private capital for housing.
Analysis of our performance
We worked to strengthen our relationships with First Nations and Aboriginal organizations
We are sharing our knowledge and resources with First Nations and Aboriginal organizations so that we can contribute to the development of an effective long-term approach to improving the living conditions of Aboriginal Canadians. In 2006, we continued our work with the Assembly of First Nations, Indian and Northern Affairs Canada and others on the National First Nations Housing Liaison Committee which oversees the planning, delivery and monitoring of on-reserve housing programs. We also continued to build relationships with, and supported the growth of, national and regional Aboriginal organizations. To develop stronger relationships with off-reserve Aboriginal housing proponents, we worked with participants of the Urban Aboriginal Strategy (UAS) — a multi-year initiative launched by the Government of Canada to help respond to the needs of Aboriginal people living in key urban centres. The activities ranged from extending the offer of information and support to UAS communities, to delivering homeownership seminars for Aboriginal people, to participating in project development.
We shared our knowledge and expertise to help build First Nations housing capacity
CMHC is working at the individual, community and housing institution level to develop housing capacity, with specific attention to housing quality, management, maintenance and related institutional services. In 2006, CMHC worked with a group of First Nations housing managers to develop a new national body, the First Nations National Housing Managers Association. First steps include hiring a project manager and organizing a national meeting with housing managers, representing all regions, to formalize the Association. The Association will be incorporated and officially launched in early 2007.

Corporate Performance Measures	2005 Results	2006 Target	2006 Results	2007 Target
Delivery of on-reserve programs and services through First Nations or Aboriginal organizations (%)	89.3	80	93.6	80

- ■ Target met or exceeded
- ■ Target substantially met
- ■ Target not met

Partnerships like these are also helping us provide skills development and career training opportunities for First Nations people. Overall, the percentage of on-reserve programs delivered by First Nations or Aboriginal organizations increased to almost 94 per cent in 2006, up from 89 per cent in 2005. CMHC also continued to support the efforts of the First Nations National Building Officers Association in 2006, helping them surpass their target of 50 professional designations; the group now has 37 certified inspectors and 23 interns working towards Level 1 certification.
We supported the development of market-like conditions on-reserve
Using our mortgage insurance products, CMHC worked to facilitate an increase in private-sector lending on-reserve. We introduced customized training sessions for communities on the merits of homeownership and explained the benefits of our mortgage insurance products.
CMHC continues to work closely with First Nations to implement a new on-reserve homeownership loan insurance pilot product that will expand homeownership on-reserve, fuel new home construction and renovation, as well as create employment and business opportunities on-reserve. Building on the agreement reached in 2005 with the Nak’azdli First Nation in British Columbia, the Mohawk Council of Kahnawake signed a trust agreement in December 2006. We fell short of our goal to have signed agreements in place with two additional bands in 2006. However, there are signs the initiative is gaining momentum. In December 2006, a second band made a commitment to participating in the pilot by passing a band council resolution in January 2007. A third band council has informally indicated its intention to participate in the pilot.
We implemented a new initiative to help improve housing quality on-reserve
Housing quality issues remain a concern for everyone from Chiefs and Councils to housing staff, inspectors, builders, renovators and home occupants. To reach these different audiences and provide useful information, CMHC launched the Housing Quality Initiative as a comprehensive training and education program in late 2005.
Our Strengths
•	Extensive experience in delivering high quality, durable housing to First Nations communities.

•	Knowledge and awareness of Aboriginal housing needs developed through ongoing relationships with Aboriginal organizations, and first-hand experience in program delivery.

•	Proven history of contributing to skills training and capacity development.

•	Solid research and technical skills to support information dissemination on critical issues such as mold prevention and remediation.
Our Challenges
•	Finding lasting solutions to housing challenges on-reserve that meet the needs of diverse Aboriginal groups.

•	Building increased capacity so that First Nations can better manage their own housing.

•	Guiding the development of an efficient housing system on-reserve that will meet the needs of Aboriginal Canadians.
Today’s Opportunities
•	Increasing the understanding of Aboriginal trends and issues.

•	Implementing an enhanced client strategy for First Nations housing to provide better service, and build stronger, more productive relationships.

•	Working with Aboriginal stakeholders to make effective use of current resources.

•	Using CMHC’s depth of expertise in housing finance to facilitate market-based solutions on-reserve.

2006 ANNUAL REPORT — Performance Against Objective 1
In 2006, CMHC entered into agreements with 29 First Nations communities under the Housing Quality Initiative. These agreements provide for training to meet community needs and will include measurement of outcomes over the long-term. CMHC delivered more than 120 housing quality training sessions over the past year. A critical component is the development of Aboriginal trainers to deliver the suite of sessions on a continuing basis. In 2006, CMHC signed 22 delivery agreements with Aboriginal trainers and established 23 training development plans.
CMHC also participated in the Interdepartmental Committee on Mold with Indian and Northern Affairs Canada and Health Canada, in cooperation with the Assembly of First Nations to develop a draft comprehensive strategy to address the problem of mold in on-reserve housing. The strategy was tabled with the Standing Committee on Public Accounts in November 2006. Following additional discussions with First Nations, the strategy will be finalized and implemented in 2007.
We worked to reduce the growth in the shortfall of housing on-reserve
CMHC continued to deliver on both ongoing funding and the one-time allocation of $103 million over five years for on-reserve housing announced in Budget 2005. In 2006, 4,393 new units of non-profit housing units on-reserve were approved, more than quadrupling the volume achieved in 2005, and exceeding our 2006 target by 10 per cent. This was accomplished despite the on-reserve housing system being overloaded by the increased volume, and a shortage of skilled labour that precluded some First Nations from finding qualified contractors to bid.
The additional funding provided through Budget 2005 also led to a 61 per cent increase in 2006 over 2005 in repairs and renovations to on-reserve homes.

The Sheguiandah First Nation on Manitoulin Island undertook their second non-profit project in their community in 2006.
2007 Plans and Priorities
Working with others to improve access to affordable, sound and suitable housing on- and off-reserve
CMHC will continue to transfer skills and knowledge to Aboriginal communities in areas including community planning, housing construction, renovation, management and maintenance practices. CMHC will also focus on facilitating market-based solutions where feasible and desired by First Nations and, over the longer-term, investing in activities to develop Aboriginal housing systems.
Key priorities for 2007 include:
•	Implementing an enhanced client strategy for Aboriginal housing to provide better service and build stronger, more productive relationships.

•	Developing market-based solutions for on-reserve housing to enhance production and quality and strengthen First Nations socio-economic outcomes.

•	Researching the unique challenges of housing in northern and remote parts of Canada particularly energy costs, durability and health.

FACILITATE ACCESS TO MORE AFFORDABLE,
BETTER QUALITY HOUSING FOR ALL CANADIANS
Well-functioning housing markets benefit Canadians in every walk of life. One way CMHC is helping markets work better is through our mortgage insurance products that protect mortgage lenders against borrower default over the life of a mortgage. Our mortgage securitization programs contribute to a strong system of housing finance by ensuring that an abundant supply of low-cost funds is available. And, our comprehensive suite of housing research and market analysis provide high quality information to governments, consumers and the housing industry so that they can make informed housing choices.
RESOURCES
$129 million in operating expenses
788 staff years

Objective 2.1
ENSURE CANADIANS HAVE ACCESS TO MORTGAGE INSURANCE PRODUCTS AND TOOLS THAT MEET THEIR NEEDS
What We Do
We offer a wide range of mortgage insurance products to meet the needs of the financial services industry and consumers alike.
Why It Matters
Our homeowner mortgage insurance products lower the costs of homeownership for Canadians and allows them to own a home sooner than would otherwise be possible.
Our rental mortgage insurance products help landlords and developers access low-cost financing, which benefits Canadians by increasing the supply of rental housing and preserving the existing rental stock.
How We Do It
We protect mortgage lenders from borrower default through our mortgage insurance products. This leads to lower interest rates for homebuyers, even those who have not saved a downpayment.
Our products are comprehensive. We serve all parts of the country. We also insure market segments that the private sector may be less inclined to serve, including rental housing.
We operate our mortgage insurance business in a commercial environment, fairly and competitively.

CMHC Toolbox
We draw on the following key mortgage insurance products to achieve this strategic priority:
Homeowner
•	Purchase

•	Refinance

•	Flexible Down Payment

•	Interest-Only Option

•	Purchase Plus Improvements

•	Lines of Credit

•	Second Homes

•	Mortgage Loan Insurance Rebate for Energy-Efficient Homes

•	Homebuilder Progress Advance

•	Mortgage Insurance Products for Purchase of Mobile Homes
Rental
•	Purchase

•	Refinance

•	Mortgage Loan Insurance Rebate for Energy-Efficient Rental Units
For additional information on CMHC’s programs and services, visit our website, www.cmhc.ca

The Canadian housing finance landscape is changing. In this environment of rapid change, we believe that making the most of opportunities means balancing change with stability — the innovative with the proven — to ensure that Canadians continue to reap the benefits of our well-functioning system of housing finance for years to come.
What factors influenced our performance in 2006?
Canada’s housing market was rooted in strong fundamentals
Housing starts, at 227,395 units for the year, reached their second highest level in nearly two decades, driven by low mortgage rates, solid employment and income growth, and a high level of consumer confidence. While housing markets are expected to remain strong by historical standards in 2007, they will begin a gradual decline due to rising mortgage carrying costs as home prices and interest rates begin to increase.
Competition expanded in 2006
The total residential mortgage market grew by approximately 10.7 per cent in 2006 to $694.7 billion. As a result, U.S.-based mortgage insurance providers are increasingly interested in Canada’s mortgage market.
Housing starts are expected to slow in 2007

2007(f)
2006
2005
2004
2003
2002
2001
2000
0
50,000
100,000
150,000
200,000
250,000

Source: CMHC
For many years, CMHC and Genworth Financial Canada have been the only mortgage insurance providers operating in Canada. However, after receiving approval to do business in Canada in July 2006, a third mortgage insurance provider, AIG United Guaranty, officially launched its product suite in October 2006. Three other U.S.-based providers have also indicated their intention to enter the Canadian mortgage insurance market. However, competition is not new to CMHC — we have operated in a competitive environment for most of our history.
Pace of change in the mortgage market continued to accelerate
Recent changes, such as growth in near- and sub-prime lending, are leading to concerns that the Canadian mortgage market is evolving along the lines of the U.S. experience, where many consumers have over-extended themselves into unsustainable debt. Although some near- and sub-prime products are beginning to be offered in Canada, few, if any, products are being offered to borrowers who are lower down the credit ladder. As indicated in CMHC’s 2006 annual Mortgage Consumer Survey, Canadian consumers are highly cautious about their mortgage debt, with three-quarters of respondents indicating that their goal was to pay off their mortgage as quickly as possible.
Analysis of our performance
We made it easier for Canadians across the country to own or rent a home
CMHC is not just another mortgage insurance provider. We are Canada’s national housing agency. That is why we are making the most of today’s financing opportunities to bring the best possible value to Canadians. We provide housing finance products and tools such as mortgage insurance to facilitate access to homeownership and rental housing to as many Canadians as possible. We are actively underwriting mortgage insurance in all communities across Canada, and we will continue to be active in these markets in good and bad economic times.
In 2006, total mortgage insurance approvals exceeded expectations, largely due to the performance of our homeowner insurance products under strong market conditions. However, they were below 2005 levels, in part because we deliberately delayed insuring amortization periods beyond 30 years. We wanted to ensure that these products would neither put excessive pressure on the Canadian consumer nor adversely affect housing markets.

2006 ANNUAL REPORT — Performance Against Objective 2
CMHC works to ensure that our products benefit as many Canadians as possible. In 2006, approximately 42 per cent of our mortgage insurance approvals were in markets that were either not served or not well-served by the private sector. Specifically, we offered mortgage insurance products for loans on affordable housing projects, nursing and retirement homes, rental accommodations and mobile homes. We also provided insurance for mortgage loans in rural and northern areas, single-industry towns and on-reserve. In 2006, we significantly surpassed our target of providing one-third of our business in support of public policy objectives because of a rise in the approval of insurance applications for rental purchases and in rural and remote areas.

Evergreen Heights is a seniors project in White Rock, British Columbia funded under the Affordable Housing Initiative. The financing was also facilitated through loan insurance from CMHC.
Our Strengths
•	Innovative products and services that meet the needs of Canadians in every region of the country.

•	Strong and committed sales force with locally-based and highly knowledgeable underwriters.

•	Predictable and reliable claims payment.

•	First-rate technology platform and risk models that facilitate fast and effective underwriting.

•	Sound financial footing.
Our Challenges
•	Preparing for change in the housing finance industry, while increasing the value of mortgage insurance to lenders and consumers in the short-term.

•	Maintaining CMHC’s market position in the context of new competitors and a likely slow-down in the housing market, while maintaining financial prudence.

•	Managing other potential impacts on the mortgage insurance market, including an increase in self-insurance by lenders not subject to mandatory mortgage insurance.

•	Working with lenders, law enforcement officials and other stakeholders to continue to reduce mortgage fraud.
Today’s Opportunities
•	Staying on the leading edge of mortgage innovation for the continued benefit of all Canadians.

•	Refining an effective long-term strategy to respond to a dynamic and competitive environment.

Looking forward, demand fundamentals remain positive, and there are no signs of a looming housing bubble in Canada. Rising inventories and mortgage carrying costs are signalling that the market will cool in 2007. Consequently, our insurance business is expected to be down slightly in 2007.

Corporate Performance Measures	2005 Results	2006 Target	2006 Results	2007 Target
Total mortgage insurance units approved to address less served markets and/or support specific government priorities (%)	33.7	33	42.5	33

- Target met or exceeded
- Target substantially met
- Target not met

We responded to the changing needs of Canadians and the housing finance industry through product innovation
When it comes to improving housing affordability, we must remain diligent in our efforts. That is why CMHC continued to look for ways to provide more flexibility in the cashflows required to access homeownership and develop affordable rental housing. In 2006, for example, CMHC led the industry by eliminating application fees for homeowner mortgage insurance. We introduced insurance products for extended amortization periods and launched the CMHC Flex 100 product that provides additional options for borrowers who have not yet saved a downpayment. These new products are assisting borrowers in dealing with rising home prices by providing choice of repayment for borrowers with a proven track record of managing their debts.
We also made it easier for affordable housing proponents to access the funds they need for their housing projects by extending the mortgage loan flexibilities that were introduced in 2005, permitting an increased maximum loan-to-value ratio for new multi-unit properties.
2007 Plans and Priorities
Tackling new challenges and opportunities in a changing competitive landscape
In 2007, CMHC will build on the success of our existing suite of mortgage insurance products and services by introducing new flexibilities and enhancements to ensure that the housing industry and Canadians have the right mix of tools to meet changing needs. We will also place greater emphasis on explaining the public policy benefits of both our housing finance activities and the regulatory environment in which we operate.
Key priorities for 2007 include:
•	Enhancing existing or introducing new homeowner mortgage insurance products to better serve the needs of lender clients and select under-served borrower populations, such as recent immigrants, borrowers with impaired credit and the self-employed.

•	Promoting awareness and understanding among housing stakeholders and Canadians of the public policy benefits of the Canadian housing finance system, including mortgage insurance and CMHC’s products and services.

•	Continuing a leadership role in the house finance industry by offering training initiatives to enhance the professionalism and skills within the housing finance sector, for example, in areas such as mortgage fraud detection and mitigation.

Objective 2.2
ENHANCE THE SUPPLY OF LOW-COST FUNDS FOR MORTGAGE LENDING BY EXPANDING THE SECURITIZATION PROGRAM
What We Do
We guarantee the timely payment of interest and principal on securities backed by residential mortgages.
CMHC-backed securities include National Housing Act Mortgage-Backed Securities (NHA MBS) issued by financial institutions and Canada Mortgage Bonds (CMB) issued by the Canada Housing Trust.
Why It Matters
Our activities ensure a steady flow of low-cost funds for mortgages. This supports a well functioning and competitive housing finance system by making it easier for smaller lenders to access the funds they need to compete.
Canadian homebuyers benefit from lower mortgage rates.
Investors benefit from opportunities to hold high-quality, secure investments in Canadian residential mortgages.
How We Do It
We develop and deliver securitization programs that meet the needs of mortgage originators and investors.
Because mortgages are transferred from the lender’s portfolio, additional funds are made available for mortgage lending to consumers.
We strive to create a liquid market for mortgage-related securities by increasing investor participation in capital market issuances.
CMHC Toolbox
We draw on the following programs to achieve this strategic priority:
•	National Housing Act Mortgage-Backed Securities (NHA MBS) Program

•	Canada Mortgage Bonds (CMB) Program
For additional information on CMHC’s programs and services, visit our website, www.cmhc.ca

Maximizing today’s opportunities is about making the most of a favourable business climate. We accomplished that in 2006 when market conditions created the right opportunity for us to expand our securitization programs. By making CMHC guaranteed low-cost funding alternatives available to more financial institutions and by securitizing a wider range of mortgage products, we are helping to lower costs for homeowners. And we are helping to create a strong housing finance system capable of meeting the changing needs of Canadians, today and tomorrow.
What factors influenced our performance in 2006?
Conditions were ripe for stronger mortgage securitization activity in 2006
The share of the residential mortgage market that is securitized with NHA MBS, some of which were subsequently included in the CMB program, rose to 17 per cent ($124.2 billion) in 2006, up from 15.1 per cent ($100.3 billion) in 2005.
Several factors supported this growth. First, housing market activity in 2006 proved more robust than forecasters had originally anticipated, leading to strong interest from financial institutions in low-cost mortgage funding available through mortgage securitization. Second, a growing number of non-deposit-taking institutions, including large U.S. loan companies and smaller Canadian start-ups, are extensively securitizing and/or selling their mortgages. Third, as the range of mortgage options available to consumers expands, new securitization opportunities are becoming available as lenders seek low-cost funding sources for these products. Finally, investor interest for high-quality income generating products such as NHA MBS and CMB is growing. This demand is driven by a low-interest-rate environment and liquid markets.
Analysis of our performance
We made the most of increased demand for our securitization programs
To meet the need for low-cost mortgage funding, the Canada Housing Trust issued a record $25.1 billion in CMBs in 2006, representing a 39 per cent increase over 2005 volumes. CMHC guaranteed the timely payment on the four CMB issuances. The CMB Program continued to provide low funding rates, averaging a spread of 11.5 basis points over the equivalent 5-year Government of Canada bond yield in 2006. The success of 2006, as exemplified by the increased issuance volume, growth in the CMB Program, spread stability and diversified investor base, clearly demonstrates the extent to which Canada’s mortgage industry has embraced this mortgage funding vehicle.
Original Distribution of CMB by Region (Issues in 2006)
Source: CMHC
Original Distribution of CMB by Investor Type (Issues in 2006)

2%
6%
8%
37%
8%
9%
10%
20%
Pension Funds
Banks, Trust & Loan Companies
Hedge Funds
Other Institutional Investors
Insurance Companies
Governments & Agencies
Central Banks
Canadian Retail Investors

Source: CMHC

2006 ANNUAL REPORT — Performance Against Objective 2
We also guaranteed a total issuance of $11.0 billion in NHA MBS sold directly to capital markets, bringing our total securitization volume for the year to more than $36 billion. This level of activity more than doubled our planned volumes and was driven by exceptionally strong demand for low-cost funding by lending institutions in response to continued buoyant housing markets across Canada. New entrants into the CMB Program also contributed to the growth. The target for 2007 has been increased to $30.5 billion to better reflect these trends.
We continued to position the Corporation to take advantage of opportunities in a changing mortgage marketplace
In 2006, we worked to expand the range of financial institutions able to securitize and fund mortgages via our securitization programs. We introduced several enhancements to the NHA MBS Program and the CMB Program to help increase the supply and variety of mortgages that can be funded. For example, we created an opportunity for multi-family loans to be securitized through the CMB Program, thereby facilitating access to lower-cost funding for rental accommodation. As we continue to navigate a changing environment, we will focus our efforts on product development that meets the changing needs of the housing finance industry and investors alike.
To further ensure that the CMB Program benefits Canadians, CMHC is currently conducting an evaluation of its contributions to the housing finance system. The evaluation is examining the impact of lower-cost financing on the competitiveness in the market, as well as the effects on costs for mortgage borrowers. Results are expected in the fall of 2007.
Our Strengths
•	Leader in mortgage securitization, facilitating low-cost mortgage funding for financial institutions.

•	Securities carry the full faith and credit of the Government of Canada, and high credit rating (e.g., Standard and Poor’s A-1+ for short-term and AAA for long-term).

•	Well-designed securitization programs that minimize CMHC’s exposure to the risk of default by participating financial institutions.

•	Close ties to the Canadian financial community and good understanding of mortgage originator and investor needs, thereby helping to create a liquid market for CMHC guaranteed securities.
Our Challenges
•	Adapting to the trend towards increased specialization in the mortgage industry which will present new challenges and opportunities for funding and securitization.
Today’s Opportunities
•	Enhancing our securitization programs to fund new mortgage products as the market evolves.

•	Providing low-cost funding solutions for smaller financial institutions through securitization programs, thereby allowing them to compete in the residential mortgage market with larger players.
2007 Plans and Priorities
Increasing access to low-cost mortgage funds
CMHC will focus on identifying efficiencies and new approaches to ensure the steady supply of low-cost mortgage funds continues to benefit Canadians. The Corporation will also prepare for regulatory changes that may affect securitization activities.
Key priorities for 2007 include:
•	Evaluating the criteria for financial institutions to participate in CMHC’s securitization programs in response to the “unbundling” in the mortgage industry and the emergence of new participants operating under different regulatory environments.

•	Expanding the eligibility of mortgage products that can be securitized through CMHC’s programs in response to increased demand from new, innovative mortgage lenders.

Objective 2.3
PROVIDE COMPREHENSIVE, TIMELY AND RELEVANT INFORMATION TO ENABLE CANADIAN CONSUMERS AND THE HOUSING SECTOR TO MAKE INFORMED DECISIONS
What We Do
As Canada’s housing expert, we provide a wide range of objective and reliable housing information.
Why It Matters
We help industry participants make informed business decisions.
We help consumers make informed choices, whether purchasing, renting, renovating, or maintaining their home.
How We Do It
We work with academics, other government organizations, and industry experts to produce top-quality information.
We share our knowledge and expertise with consumers and the housing industry through conferences, seminars and media releases.
We offer ready access to our information products through our call centre 1 800 668-2642, our website and through our Canadian Housing Information Centre (CHIC).
CMHC Toolbox
We draw on the following tools to achieve this strategic priority:
Research Publications
•	Canadian Housing Observer

•	Research Highlights

•	About Your House fact sheets

•	Variety of topical reference materials, such as:
•	Canadian Wood-Frame House Construction

•	Homeowner’s Manual

•	Home Care: A Guide to Repair and Maintenance

•	Your Guide to Renting a Home

•	Guide to Cooperative Housing
Research Initiatives
•	Directed Research

•	External Research

•	National Housing Research Committee

•	Housing Awards Program

•	Housing Studies Achievement Award

•	Affordability and Choice Today

•	Information transfer — seminars, presentations, electronic newsletters

Market Analysis Products
•	Housing Market Outlook

•	Housing Now

•	Housing Statistics

•	Rental Market reports

•	Annual Renovation Expenditure Survey

•	Time series data

•	Housing Outlook conferences/seminars
For additional information on CMHC’s programs and services, visit our website, www.cmhc.ca

2006 ANNUAL REPORT — Performance Against Objective 2
As Canada’s premier source of housing information and market analysis, one of our greatest opportunities today is to use our wealth of knowledge and expertise to influence housing-related decisions by policy makers, industry, and consumers. The key to realizing success through this opportunity rests in getting the right product to the right people at the right time.
What factors influenced our performance in 2006?
Confidence in housing remains high
CMHC’s survey of consumer intentions showed that 8 per cent of all households surveyed indicated that they were ready to buy a home this year. Home renovations continued to be popular with 13 per cent of surveyed homeowners reporting that they were ready to undertake renovations costing $1,000 or more.
Consumer expectations for improved job markets and household finances bode well for solid consumption expenditures in 2007. Demand for homeownership and home renovation should remain fairly strong, albeit somewhat lower than in recent years. CMHC offers a wide range of information to meet the needs of consumers planning a home purchase or renovation.
Housing is an important contributor to the well-being of Canadians
The housing sector made a significant contribution to the Canadian economy in 2006, with strong employment growth, rising incomes and low mortgage rates fuelling sustained housing demand and high levels of new construction, resales, renovation and mortgage lending activity. In addition, educational attainment, crime levels, and overall population health are all linked to housing supply and conditions. Information and market intelligence are required by many housing stakeholders to ensure that Canadians continue to be well-housed, sound decisions are made for the benefit of all, and housing issues are considered when broader policy decisions are made.

CMHC’s 2006 Housing Awards Program recognized 16 best practices in affordable housing from across the country.
OUR STRENGTHS
•	Premier source of reliable and objective housing information in Canada.

•	Extensive database and knowledge gathered over 60 years of collecting housing data and researching housing issues.

•	Sought-after housing expertise, with a proven ability to inform consumers, governments and other industry stakeholders on key issues related to housing.
OUR CHALLENGES
•	Promoting the vast array of CMHC resources and products to the general public and targeting consumers with specific needs.

•	Effectively sharing our expertise to increase awareness of key housing issues among industry participants and decision makers.
TODAY’S OPPORTUNITIES
•	Adapting information products to best meet the evolving needs of our stakeholders.

•	Using research and information products as tools for influencing the development of housing policy.
Analysis of our performance
We created opportunities to provide housing information to Canadians and the housing sector
In 2006, CMHC developed or revised 66 information products ranging from technical research products, such as A Guide to Insurance for New Home Builders and Renovators, to research on the housing needs of seniors, recent immigrants and persons with disabilities, to the comprehensive review of the state of Canadian housing in our flagship publication, the Canadian Housing Observer.
We also distributed more than 1.6 million copies of our information products to individuals and organizations across the country. Although surveys of information product users show a high degree of satisfaction with our existing products, we will continue to improve our product offerings to strengthen our position as a key source of research and policy advice.

CMHC’s newly-released Housing in Canada Online (HICO) is a good example of our efforts to tailor our products and services to meet the needs of policy-makers. HICO is an interactive tool that incorporates a selection of customizable housing conditions and core housing need data. Housing stakeholders (federal, provincial and municipal housing agencies, non-profit organizations and academic researchers) are able to use this new tool to guide research, policy and program development and implementation.
To further bring the benefit of CMHC’s housing expertise and research programs to a broader range of individuals, we delivered 361 presentations on a variety of topics in 2006, reaching a combined audience of more than 16,000 individuals. Seminars offered in 2006 ranged from Build and Renovate to Avoid Mold workshops, to presentations dealing with flexible design concepts to meet the distinct housing needs of seniors and persons with disabilities. Through continual improvement and refinement, these seminars have become top-quality events that are well targeted to their intended audience, achieving an overall usefulness rating of 94 per cent.
We continued to solidify our reputation as a leader in housing market analysis
Participation in our National Housing Outlook Conferences, demonstrated that the housing industry wants to know what we think. Our events were attended by record numbers in 2006, with more than 4,800 people attending the 17 CMHC Housing Outlook Conferences and Seminars held across the country and another 33,500 attending presentations made by CMHC market analysts at a wide range of housing events.
In 2006, CMHC released an evaluation of our market analysis function, which examined the national need for housing market information, as well as the value-for-money of our market analysis activities. Based on client surveys in 2004, the evaluation concluded that CMHC provided reliable, consistent and comprehensive housing market information. Clients further indicated that they use CMHC’s market analysis information in their decision making. By applying measures of forecasting accuracy and client usage, the evaluation estimated that there was an annual efficiency gain in the new housing market of about $28 million. This particular gain, a portion of which is attributable to the function, exceeded the entire cost of CMHC’s market analysis activity.
As a result of extensive client consultation and review of our products and services during 2005 and 2006, CMHC announced a number of major enhancements to its market analysis information products. These enhancements include more coverage of the Secondary Rental Market, an additional Rental Market Survey to be conducted in the spring, and an annual Renovation Expenditure Survey. Our suite of publications has also been expanded to cover additional urban areas.

2006 ANNUAL REPORT — Performance Against Objective 2
2007 Plans and Priorities
Applying our knowledge and expertise to enhance Canada’s housing system
In 2007, CMHC will look at ways to improve our housing information product offerings and distribution methods, and to ensure that our research and market analysis are used as resources to facilitate and enhance housing policy decisions.
Key priorities in 2007 include:
•	Continuing to publish the Canadian Housing Observer as a foundation for a forward-looking discussion of housing in Canada.

•	Expanding the web-based dissemination of data to support decision-making.

•	Implementing the recommendations stemming from the market analysis product and services review, including the analysis and dissemination of results from our new annual Secondary Rental Market Surveys and Spring Rental Market Survey.

ENSURE THE CANADIAN HOUSING SYSTEM REMAINS ONE OF THE BEST IN THE WORLD
As Canada’s national housing agency, CMHC plays a lead role in ensuring that the Canadian housing system remains among the best in the world. To this end, we advise the Government of Canada on matters of housing policy. We promote housing and housing development that is sustainable and healthy, providing lasting value to Canadians. We continually examine the functioning of the housing system to identify gaps which may leave some Canadians unable to access affordable, sound and suitable housing. And we work with government, community and industry partners to address these gaps.
Because we understand the value that our housing system brings to Canadians, we sell our expertise to countries around the world who are interested in adapting our housing solutions to meet their needs and realities. We promote Canadian housing technologies and building practices through our support to housing exporters.
To continue to play a leadership role in housing at home and abroad, we ensure that CMHC is a strong organization able to fulfill our mandate and meet the challenges we face in the future.
RESOURCES
$90 million in operating expenses
703 staff years

Objective 3.1
ENSURE CANADA’S HOUSING SYSTEM REMAINS ONE OF THE BEST IN THE WORLD
What We Do
We advise the Government of Canada on matters of housing policy.
We promote healthy, environmentally-sustainable housing in healthy, liveable communities across the country.
Why It Matters
Our work ensures that the Canadian housing system remains one of the best in the world, and that all Canadians reap the benefits of our world-class housing system.
Sustainable neighbourhood designs and land-use planning approaches reduce infrastructure costs and environmental impacts, while maintaining community liveability.
A healthy house is one that is good for the people who live in it and good for the environment.
How We Do It
We develop and implement housing policy and programs that ensure governments, communities and the housing sector are working together to meet the needs of all Canadians.
We work with academia, industry, governments and other housing stakeholders to develop and share best practices in the design and construction of sustainable housing.
We work directly with communities in developing innovative, sustainable development solutions, tailored to meet their unique needs.
We encourage energy efficiency and offer accessible, practical tips for home maintenance.
CMHC Toolbox
We draw on the following tools to achieve this strategic priority:
•	Housing policy development

•	EQuilibrium Healthy Housing Initiative (formerly known as Net Zero Energy Healthy Housing)

•	Sustainable community planning and design workshops

•	Mortgage Loan Insurance for Energy Efficient Homes — 10% premium rebate

•	Range of information products and services, including Your Next Move: Choosing a Neighbourhood
For additional information on CMHC’s programs and services, visit our website, www.cmhc.ca

Six decades of housing progress have resulted in improvements in housing conditions in Canada. Whether measured in terms of the improved features and physical condition of their homes, or increased rates of homeownership, Canadians have been the beneficiaries of substantial improvements in their housing. Through ongoing research and policy development, we are creating the conditions needed to achieve our goal of ensuring that Canada’s housing system remains one of the best in the world, offering a variety of affordable, sound and suitable housing for Canadians.
What factors influenced our performance in 2006?
Canada’s social housing stock is facing challenges
Many social housing projects, particularly in the larger cities, are in need of regeneration. The challenge for housing operators is not just to make the investments in renovation and improvement, but to involve the residents in a way that develops a sense of ownership and pride. Regeneration means improving not only the physical structure, but the well-being of the occupants.
Another challenge is the fact that operating agreements (which provide government subsidies) are beginning to expire and will do so increasingly in the coming years.
Renewed attention is being paid to addressing the growing environmental concerns
Increased attention is being directed to the environment and to the reduction of greenhouse gas emissions. The Government of Canada has committed to the development and implementation of a Made-in-Canada plan for reducing greenhouse gases and ensuring clean air, water, land and energy for Canadians.
Exploring the benefits of urban intensification and renewal
Municipalities are also taking a look at how their planning and development impact the environment. Since the mid-1940s, most development has occurred at the edge of urban areas in less compact forms on “greenfield” lands such as farms and forests. Low-density development has led to inefficient use of municipal infrastructure, loss of farmland and natural spaces, car dependency, traffic congestion and poor air quality. As passenger road transportation is responsible for almost half of Canadians’ personal greenhouse gas emissions, urban intensification can minimize these impacts, and reduce servicing and infrastructure costs.
Our Strengths
•	Housing expertise for over 60 years as Canada’s national housing agency.

•	Experience in housing policy development.

•	Broad network of relationships with other levels of government, and industry and non-profit stakeholders.
Our Challenges
•	Working in a multi-jurisdictional environment.

•	Making the link between housing and key policy matters such as the environment and infrastructure.
Today’s Opportunities
•	Developing proposals on new or improved tools to support the Canadian housing system.

•	Contributing to a better understanding of the environmental performance of housing.

•	Working with provinces and territories on options for social housing after the expiry of subsidy agreements.
Analysis of our performance
We played a key role in developing housing policy
As Canada’s national housing agency, we are instrumental in ensuring that the Canadian housing system remains one of the best in the world, able to adapt and evolve to meet the changing housing needs of Canadians.
In 2006, a portion of our policy work included examining options for managing the existing social housing stock. The Government of Canada, through CMHC, assists over 630,000 lower-income households by providing approximately $1.8 billion annually in on-going social housing subsidies through long-term agreements with private and public non-profit housing providers, as well as with provincial and territorial governments. These agreements provide long-term sustainable funding, with terms of 25 to 50 years, and ensure projects are well managed and well maintained as part of the accountability framework built into the agreements. However, older agreements have begun to expire and all will expire by the 2030s. CMHC’s policy work will focus on the management of this housing after the agreements have expired. As provinces and territories administer and share in the financing of many of these projects, this work will be undertaken in close collaboration with our provincial and territorial partners.

2006 ANNUAL REPORT — Performance Against Objective 3
We worked to create a vision for a healthy, sustainable future
CMHC is the architect of a joint government/industry initiative to create a model for sustainable, healthy homes. EQuilibrium Healthy Housing (formerly known as Net Zero Energy Healthy Housing) is an innovative approach to the design, construction and operation of homes that are highly energy and resource efficient, healthy to live in, environmentally-friendly and affordable. Federal commitment towards the initiative totals $1.4 million.

CMHC Chairperson Dino Chiesa, Minister Monte Solberg, President Karen Kinsley and Parliamentary Secretary Jacques Gourde discuss designs selected for the EQuilibrium Healthy Housing Initiative.
In 2006, we completed phase 1 of the initiative. Seventy-two teams submitted proposals, indicating a very positive reception of this concept by the Canadian housing industry. Twenty teams were subsequently invited to submit more detailed proposals for their projects. In January 2007, the final 12 projects were selected. Construction will begin in the spring of 2007.
We worked with communities to find sustainable development solutions
In small communities, the need for sustainable development is sometimes not as apparent as in larger ones — but the pressures are every bit as real. That’s why we offer our Sustainable Planning and Development for Small Communities workshops designed specifically for municipal officials and community planners. In 2006, workshops were held in 15 communities, reaching 332 individuals. The workshops provided practical information about sustainable development issues for smaller communities, and at the same time laid a solid framework for sustainable development within each community. Our sustainability workshops were very well received in 2006, rated as useful or very useful by 94 per cent of the participants.
CMHC also offered integrated design workshops across the country, bringing together relevant stakeholders in the community planning and development process, such as engineers, architects, planners, politicians and citizens. In 2006, three charettes were completed, including one in Fort McMurray that focused on the planning of a new residential subdivision. The objective was to preserve natural systems and promote higher-density development without sacrificing liveability.
We also coordinated a design charette in Vancouver to build consensus on the sustainable design objectives for the South East False Creek 2010 Olympic Village. In the North, we helped the city of Whitehorse explore the community and environmental issues surrounding the development of a new subdivision.

CMHC helped kick off the Integrated Design Process for the Vancouver Olympic Village.
2007 Plans and Priorities
Ensuring the continued success of the Canadian housing system
CMHC will support the Government of Canada’s priorities by providing housing policy advice and support, and managing any possible federal, provincial and territorial consultation process to facilitate enhancements to the Canadian housing system. We will also work to align our housing policies and programs with a view to demonstrating the potential of existing technology to reduce the impact of housing on the environment. We will work with interested partners to demonstrate improved residential design and renewal techniques that will lead to more sustainable housing and communities across the country.

Key priorities for 2007 include:
•	Promoting environmental sustainability that supports the current climate change agenda by illustrating practical actions and results (for example, EQuilibrium Healthy Housing Initiative).

•	Developing policy options and engaging provinces, territories and other stakeholders in discussions related to the aging of the social housing stock and the expiry of the agreements.

Objective 3.2
SUPPORT AND PROMOTE CANADA’S WORLD-CLASS HOUSING PRODUCTS, SERVICES AND SYSTEM INTERNATIONALLY
What We Do
We support Canadian exporters in the housing industry by promoting Canadian products and services in countries around the world.
We provide consulting services in developing and implementing solutions to the housing and housing finance challenges faced by our international clients.
We represent Canada on housing matters both domestically and abroad and participate in United Nations programs.
Why It Matters
We enhance the quality of life and improve the housing conditions in developing countries and emerging economies.
We contribute to the strength and innovative capacity of the Canadian housing export industry.
We help create jobs from coast to coast, which contributes to a vibrant Canadian economy.
How We Do It
We support Canadian businesses in their search for diversified markets and new housing export opportunities.
We present the benefits of Canadian housing solutions and assist clients to make decisions aimed at strengthening their housing systems.
We promote awareness and recognition of, and access to Canadian housing products, services and technologies abroad by working in partnership with industry and governments.
We host foreign delegations to Canada to enhance their understanding and awareness of Canadian housing solutions.
CMHC Toolbox
We draw on the following tools to achieve this strategic priority:
•	CMHC International Housing Export Services

•	CMHC International Consulting Services

•	CMHC International Relations
For additional information on CMHC’s programs and services, visit our website, www.cmhc.ca

2006 ANNUAL REPORT — Performance Against Objective 3
Canada has developed an effective housing system, and it shows — we are among the best housed people in the world. Canada’s success in housing creates opportunities to help other countries make improvements to their own housing systems, and at the same time, to market Canada’s housing goods and services internationally. Through our efforts on the world scene, Canada’s international housing presence has increased substantially in recent years, creating many opportunities to realize a successful tomorrow.
What factors influenced our performance in 2006?
Globalization continued to benefit global housing solution providers
The global marketplace is increasingly aware of housing solutions around the world. Developing countries recognize that countries such as Canada have well-established housing systems and are looking to emulate elements of the Canadian system. A well-functioning housing sector contributes to economic prosperity and social stability in these countries. The adoption of Canadian housing solutions internationally also creates competitive advantages and opportunities for Canadian expertise and exports.
Housing exports contribute to Canada’s prosperity
Canada sells a variety of housing-related goods and services to other countries. These include building materials, manufactured components and complete building systems, as well as a range of expertise in urban planning, and in designing and building homes. The export of housing-related products in 2006 is estimated at $8.76 billion. The U.S. continues to be the primary destination for Canadian exports, accounting for more than 90 per cent of Canadian housing exports.
Weakening economic growth in the U.S. and the beginning of a housing market correction was bad news for Canadian exporters in 2006. However, on the positive side for exporters, the Canadian dollar began a welcome, albeit gradual, descent against the U.S. currency in 2006, which helped partially offset the U.S. slowdown.
Our Strengths
•	Reputation as a reliable, knowledgeable and result-oriented consulting partner on the international scene.

•	Repeat business and testimonials from our export and consulting clients.

•	Strong relationships and partnerships with key international players, such as the World Bank and the IUHF, and with Canadian partners, such as Développement International Desjardins.

•	Ability to produce results for exporters, who indicate that we have been partners in the creation of more than 4,100 jobs and $378 million in export sales over the past 6 years.
Our Challenges
•	Dealing with trade barriers.

•	Helping relatively small Canadian companies compete in the highly competitive world market.

•	Working in developing countries and emerging economies that are experiencing a degree of political and economic instability.
Today’s Opportunities
•	Positioning to take advantage of the growing international importance of, and focus on, sustainable housing and community development.

•	Fostering and supporting the growing acceptance and recognition of “Super E”.

•	Positioning to benefit from the increased importance of housing policy in an ever growing number of countries.
Canadian Housing-Related Building Product Export (excluding lumber industries)

($B)
10.5
10.0
9.5
9.0
8.5
8.0
2002
2003
2004
2005
2006

(estimate)
Source: CMHC adapted from Statistics Canada

Analysis of our performance
We successfully competed for international consulting contracts
We are a leading provider of solutions to improve housing affordability and accessibility in countries around the world. In 2006, we signed an unprecedented $4.6 million in new contracts that will be delivered over the next few years, and surpassed our targeted revenue from consulting services by 28 per cent. More importantly, our consulting services are making a real impact on the capacity of numerous nations to address their most pressing housing challenges. Working in partnership with Développement International Desjardins, for example, we are helping to foster regulatory reform in Ghana and increase the capacity of four Ghanaian financial institutions. In Jordan, we are working to help build what is recognized as the Middle East’s first-ever privately-held mortgage insurance company. Our work involved the development of a business strategy and the provision of technical assistance to implement and support the operations of the Housing Loan Insurance Company, scheduled to begin in 2007.
We increased our consulting services to meet growing global demand
To maximize our impact in world markets, we are broadening our traditional focus on housing finance and housing policy to consulting services related to other aspects of an effective housing system, such as reliable market information. In Egypt, for example, we are helping to build the capacity to produce a National Urban Observatory that will provide a comprehensive view of the state of the nation’s housing. We are also increasingly entering into partnerships with other Canadian institutions abroad, and promoting other Canadian service providers, including legal professionals with expertise in housing finance, housing market appraisers and IT professionals. By broadening our network of partners, we are opening the door to more opportunities and future successes, not only for CMHC, but for our Canadian partners as well.
We helped pave the way to a successful tomorrow for Canadian housing exporters
Our export team has deep knowledge of client needs and capabilities, which is paying dividends for Canadian housing exporters and leading to a bright future for our export services. As a result, CMHC export clients reported sales attributed to CMHC that were more than 18 per cent above last year’s volumes and 11 per cent above target. The almost $80 million in CMHC-facilitated export sales led to the creation of more than 870 jobs for Canadians in 2006.
CMHC priority export markets include the U.S. and Mexico, as well as many of the key markets identified by International Trade Canada as having the greatest growth potential, including China, the European Union, South Korea, Japan and Russia. Markets that showed exceptional strength in 2006 were UK/Ireland, the United States and Mexico. While most of our markets performed exceptionally well in 2006, our clients were less successful in some markets and, as a result, we are actively working on determining the reasons for the under-performance and strengthening our network in these countries to improve results for our export clients in the future.
Value of CMHC-facilitated sales reported by key clients

($M)
100
80
60
40
20
0
2002
2003
2004
2005
2006
2007(f)

f = forecast
Source: CMHC

2006 ANNUAL REPORT — Performance Against Objective 3
The strength of our export team is reflected in the results of our annual client satisfaction survey in which 82 per cent of respondents indicated that they were satisfied or very satisfied with our services. Clients indicated that they derived the greatest value from the exposure we afforded the Canadian housing industry in foreign markets, the contacts and leads we offered, the information and support we provided to businesses entering new markets, and our active promotion of their business and the Canadian housing industry abroad. Clients suggested that the value of our services would be increased through the provision of more resources and through the subsidization of activities. We are exploring options to better meet the needs of our clients.

Corporate Performance Measures	2005 Results	2006 Target	2006 Results	2007 Target
Overall satisfaction rate of key export clients (%)	84	75	82	75
Value of CMHC-facilitated sales reported by key export clients ($M)	66.7	71.4	79.3	92.8

■ Target met or exceeded
■ Target substantially met
■ Target not met

Receiving Line at the 26th IUHF World Congress Welcome Reception: Ted McGovern, Outgoing President, IUHF; Renu Karnad, Incoming President, IUHF; Harold Calla, Board of Directors, CMHC; Karen Kinsley, President, CMHC; Pierre David, Executive Director, CMHC International.
We organized the IUHF World Congress
In 2006, CMHC made the most of an opportunity to organize the 26th International Union of Housing Finance (IUHF) World Congress in Vancouver, bringing together 213 housing finance decision-makers representing 112 organizations from 44 different countries, including officials from housing finance and mortgage banking institutions, the public sector, and international financial institutions. Over three days, delegates explored Housing Finance in Today’s World: Challenges, Opportunities and Crises, examining the theme from a variety of viewpoints. The event was a success, affording CMHC and other Canadian housing finance experts an opportunity to interact with our international counterparts and discuss current issues in housing finance.
2007 Plans and Priorities
Positioning to make the most of new opportunities abroad
Internationally, CMHC will support Canada’s foreign policy objectives by positioning itself to benefit from the increased importance of the housing sector in the domestic policies of an ever increasing number of countries. We will also work to make the most of the numerous business development opportunities that resulted from our organizing of the highly successful 26th IUHF World Congress.
Key priorities for 2007 include:
•	Expanding CMHC’s customized services program for exporters.

•	Raising the profile of and support for the development of housing finance in emerging economies and countries in transition.

•	Identifying opportunities to advance Canada’s interests internationally on sustainable housing and community development.

•	Sharing best practices and improving our capacity to deliver new consulting contracts.

Objective 3.3
ENSURE THAT CMHC IS A STRONG ORGANIZATION ABLE TO FULFILL ITS MANDATE
What We Do
We ensure that we remain a strong, responsible and progressive organization, drawing on our 60 years of experience to serve the housing needs of Canadians.
Why It Matters
We provide benefits to Canadians that are fundamental to their quality of life and well being.
Effective management of resources and efficient operations mean greater value for Canadians.
How We Do It
We manage our business in an ethical and accountable way, recognizing that our human resources are the greatest asset.
We use sound financial, administrative and information technology processes and systems.

2006 ANNUAL REPORT — Performance Against Objective 3
Throughout our history, we have shown our ability to adapt to current realities and to make a significant contribution to improving housing and living conditions in Canada. While we know there is more work to do, we also are confident that the foundation we have built in sustainable governance practices, progressive human resources policies, innovation and expertise, sound risk and financial management and accountability is preparing the way for our efforts to resolve the challenges still before us. Looking ahead, we will continue to ensure that we have the structures in place to make CMHC a strong organization — one with the vision to set new directions when challenges warrant or to stay the course when needed.
What factors influenced our performance in 2006?
Companies are taking steps to retain their skilled workers
Various demographic variables, most notably, the pending retirement of the baby-boom generation, are beginning to create talent management issues for many organizations. Like many other organizations, CMHC is experiencing an increasing proportion of older workers, a decreasing supply of younger workers, and an increasing need for highly-skilled, educated and knowledge workers. As competition within the housing finance business continues to intensify, staffing pressures may increase due to the potential recruitment of CMHC staff with “hot” skills. In this environment, aligning performance with strategic directions, career development, training and succession planning is very important. Workforce management and retention is not just about employee satisfaction, but also about the business sustainability, productivity, and growth of organizations.
Our Strengths
•	Strong, well-accepted values that guide all activities.

•	Flexible strategic review process that enables management to respond to challenges in meeting objectives by reprioritizing and redirecting resources where needed.

•	Comprehensive risk framework and extensive business performance reporting against corporate objectives and targets.
Our Challenges
•	Developing enhanced methodologies and metrics to better demonstrate the value that CMHC’s suite of programs and services bring to Canadians.

•	Competing for individuals with the skills that CMHC requires.

•	Attracting consumers’ attention during marketing campaigns given today’s accelerated pace and numerous media formats.
Today’s Opportunities
•	Ensuring what CMHC offers its employees (both in terms of compensation and working environment) supports the attraction and retention of the needed skilled employee base.

•	Identifying options to optimize corporate marketing investments to better support corporate priorities.

•	Developing and implementing marketing sub-brands for various corporate functions.

•	Implementing additional information management capabilities.
Analysis of our performance
We devoted significant time and effort to setting the right vision for managing people at CMHC
Since our beginnings, we have been at the forefront of human resources practices, introducing leading edge programs and policies, and flexible benefits packages and options to respond to employee life changes and lifestyle choices. Beginning 2005, we focused our attention on succession management practices to ensure that we have the skills and expertise required to fulfill our mandate and deliver valuable programs and services to Canadians. In 2006, CMHC senior management identified positions that represent the greatest people risk for the Corporation. Individual action plans were implemented in 2006 to ensure that CMHC has employees who could successfully compete for these positions in the future.

In 2006, we broadened our focus on strengthening employee performance and career management by developing a multi-year talent management strategy to ensure that our employees have the most up-to-date tools to succeed in their jobs and the supportive environment needed to advance their careers. The talent management framework provides a vision for managing human resources at CMHC over the coming years by describing for our employees the type of work environment that we want to encourage. This in turn should help us attract and retain the pool of talented employees that CMHC needs to achieve our business objectives. Through the talent management framework, we are committed to ensuring that our employees work in an environment that maximizes their engagement and contribution, provides opportunities to learn and develop and adequately recognizes and rewards good performance.
CMHC monitors retention rates of recent recruits as a means of gauging the effectiveness of our human resources practices, such as our talent management framework, and as a guide to how effectively we are keeping pace with the competitive labour market. Our retention rate for employees recruited three to five years ago remained very high at 93 per cent, right on target. Overall, separation rates showed slight increases (total separation rate was 6.9 per cent in 2006 versus 6 per cent in 2005), primarily due to a higher volume of retirements. Separations will continue to be closely monitored to ensure that we are able to alter our retention and recruitment strategies needed to meet our current and future needs.
We promoted the value of CMHC to Canadians
As Canada’s national housing agency, we believe that it is important for Canadians to understand the contribution of the federal government to housing and the value of high-quality housing in their lives. As such, the growth of awareness of CMHC programs and services remains a priority for the Corporation. Since 2001, CMHC has conducted semi-annual consumer advertising campaigns carried out in the spring and fall of each year. The advertising focus has been on informing Canadians that CMHC has objective and reliable information that can assist them with their home-buying decisions and/ or renovation planning. The consumer advertising campaigns to date have proven very successful in generating visibility for CMHC.

Corporate Performance Measures	2005 Results	2006 Target	2006 Results	2007 Target
Overall awareness of CMHC (%)	81	76	81	80
Unaided awareness of CMHC (%)	27	18	29	21

■ Target met or exceeded
■ Target substantially met
■ Target not met

In 2006, a greater priority was placed on promoting CMHC’s competitive housing finance products and services to Canadians. CMHC executed a spring and fall consumer advertising campaigns targeting first-time homebuyers. The campaigns were focused on promoting the benefits of CMHC Mortgage Loan insurance and other CMHC information products that could assist first-time homebuyers. Following the 2006 consumer advertising campaigns, unaided awareness of CMHC reached 29 per cent in the six target markets, the highest level to date.
2007 Plans and Priorities
Maintaining a strong organization
CMHC will continue to build on the progress made in succession management to establish a full talent management framework. The Corporation will also invest in appropriate technologies that allow for better creation, analysis and management of corporate information.
Key priorities for 2007 include:
•	Integrating the talent management framework with the existing succession management initiative.

•	Strengthening CMHC’s capacity to create, analyze and publish information, both internally and externally, through the implementation of strategic enterprise content management.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Financial Analysis
Risk Management

MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Analysis of Operations
As Canada’s national housing agency, we fulfill our mandate through four business activities: Housing Programs, Lending, Insurance, and Securitization. All transactions, investments, parliamentary appropriations and spending are accounted for under one of these four activities. The Housing Programs and Lending activities deliver housing to those in need and are operated on a break-even basis. The Insurance and Securitization activities facilitate access to low-cost mortgages and, as required by our mandate, are operated on a commercial basis. The Corporation’s net income is derived primarily from the Insurance and Securitization activities.
In 2005, the Corporation adopted Accounting Guideline 15: Consolidation of Variable Interest Entities (AcG-15). This guideline requires the consolidation of certain variable interest entities that are subject to control on a basis other than through ownership of a majority of voting interest. AcG-15 requires the consolidation of these entities by the primary beneficiary. Canada Housing Trust (CHT) is such a variable interest entity and CMHC is considered the primary beneficiary. Therefore, for accounting purposes, Canada Housing Trust’s financial statements are consolidated with those of CMHC.
The impact of this consolidation on the Corporation’s financial statements at 31 December 2006, net of inter-entity transactions, was to increase assets and liabilities by $95,619 million (2005 — $72,751 million) and increase both revenues and expenses by $3,418 million (2005 — $2,617 million). There is no impact on our consolidated net income or consolidated retained earnings.
Of note, application fees and issuance costs in the Insurance and Securitization activities are now deferred and amortized to income on the same basis as the related premiums/guarantee fees. This causes a minimal decrease of $10 million (1 per cent) in 2006 net income, which is a combination of decreases in application fee revenue ($44 million), operating expenses ($29 million) and taxes ($5 million).

2006 ANNUAL REPORT — Financial Analysis
Corporate Financial Results

				Results
				Against
Results	2005 Actual	2006 Plan	2006 Actual	Plan	2007 Plan

Revenues ($M)	7,334	7,971	8,262	104%	8,137

Expenses ($M)	5,870	6,541	6,780	104%	6,606

Income Taxes ($M)	462	465	456	98%	498

Net Income ($M)	1,002	965	1,026	106%	1,033

Other Comprehensive Income[1] ($M)	N/A	N/A	N/A	N/A	65

Retained Earnings ($M)	4,403	5,284	5,429	103%	6,480

Accumulated Other Comprehensive Income[1] ($M)	N/A	N/A	N/A	N/A	291

Resource Management

Operating Expenses ($M)	303	384	298	78%	362

Staff-Years[2]	1,804	1,917	1,877	98%	1,897

1	New components of the financial statements required by the implementation of the financial instruments standards (see section on Future Accounting and Reporting Changes).

2	Canada Housing Trust has no staff years.
Revenue
At CMHC, we generate our revenues from a number of sources. For each of our four business activities, revenues are derived as follows:
Our Housing Programs are funded through annual Parliamentary appropriations that are used to cover the Housing Program expenses as well as administrative costs to administer these programs. Looking ahead, the amount of these appropriations will remain fairly predictable as a substantial portion relate to long-term commitments signed in prior years.
Our Lending activity earns interest income on its loan portfolio of approximately $12.7 billion (2005 — $13.2 billion).
Our Insurance and Securitization activities are operated in a commercial manner and revenues are earned from premiums and fees. Insurance premiums and fees are received at inception of the mortgage insurance policy, and are recognized as revenue over the period covered by the insurance contract using factors that reflect the long-term pattern for default risk. As a result, a substantial portion of any year’s premiums and fees revenue from insurance result from policies issued in prior years. Guarantee fees in the securitization activity are also received at inception and are recognized over the term of the NHA Mortgage-Backed Securities or Canada Mortgage Bonds on a straight-line basis. In the last few years, these activities have also generated a considerable amount of revenues from their investment portfolios. The portfolios consist of the accumulated premiums and guarantee fees that CMHC collects to cover the associated long-term default risk as well as re-invested investment income. The investment portfolios are managed prudently to ensure sufficient funds are maintained to pay future claims.
The majority of CHT’s revenue is generated from income on its investment in NHA Mortgage-Backed Securities and to a lesser extent from investment income on short-term securities.
Expenses
CMHC’s expenses can be divided into four main categories:
•	Housing Program expenses, including the cost of administrating these programs (described later in the Financial Analysis by Corporate Objective section under Objective 1).

•	Interest expense on the borrowings used to fund the Lending Activity loan portfolio.

•	Operating expenses, of which 63 per cent are for employee related costs.

•	Net claims expense (described later in the Financial Analysis by Corporate Objective section Objective 2).

CHT’s interest expense is by far its largest expense. This represents the interest expense related to the outstanding Canada Mortgage Bonds (CMBs) which, as of 2006, exceeded $95 billion.
Income Taxes
CMHC is a taxable federal Crown corporation and as such, only pays federal income tax. In 2006, CMHC’s income tax expense was close to half a billion dollars, a level comparable to 2004 and 2005. While the federal income tax rate in 2007 will remain at the same level as in 2006 (33 per cent), the rate will be lower in 2008 through to 2010 (31 per cent, 30 per cent and 29 per cent respectively). Canada Housing Trust is subject to both federal and provincial income taxes on its taxable income for the period. In determining its taxable income, it is permitted a deduction for all amounts paid or payable to Canada Housing Trust’s beneficiary. As all income was paid or payable to the beneficiary, no provision for income taxes for the Canada Housing Trust has been reflected in the consolidated financial statements.
Net Income
Net income in 2006 was $1 billion for the second year in a row. Our Insurance and Securitization activities account for 100 per cent (2005 — 99 per cent) of net income mostly resulting from the favorable economic conditions in prior years. The good economic conditions brought record volumes of mortgage insurance approvals in recent years. Combined with escalating housing prices, this has translated into a high level of insurance premiums receipts. Despite the increased competition in the Canadian mortgage insurance market, CMHC does not expect a significant decline in its market share as its commitment to developing new and innovative products, its client service and its operational excellence will enable the Corporation to maintain its position as Canada’s leading mortgage insurer provider.
Significant Accounting Estimates
The preparation of financial statements requires the Corporation to make estimates and assumptions that affect the reported amount of assets and liabilities, as well as the reported amount of revenues and expenses.
The area which requires the most significant estimates and assumptions is the determination of the valuation of the insurance policy liabilities which consist of the Provision for Claims and Unearned Premiums. An external actuary is appointed by management to carry out this valuation. The actuary makes assumptions as to future claim rates, average loss on claims, economic trends and also takes into consideration the nature of CMHC’s insurance policies.
Retained Earnings
CMHC’s retained earnings are the result of an accumulation of past profits/losses (net income/loss) and represent the federal government’s investment in the Corporation.
As a federal Crown corporation, CMHC’s retained earnings are consolidated annually with the financial results of the Government of Canada in the Public Accounts. CMHC’s net financial results are accounted for on a fiscal basis and consolidated with the government’s financial statements. This means that our net income has been recognized in the government’s revenues dollar for dollar.
The CMHC Act and the National Housing Act govern the use of the Corporation’s retained earnings. In particular, the retained earnings of the insurance and securitization activities may only be used for the capitalization of CMHC’s Insurance and Securitization operations, for payment of a dividend to the Government of Canada, for purposes of the National Housing Act or the CMHC Act, or any other purposes authorized by Parliament relating to housing, and for retention. In the last several years, CMHC’s insurance and securitization retained earnings have been used for capitalization, retention (Unappropriated Retained Earnings), and to support specific housing initiatives such as the B.C. Homeowner Reconstruction Loan Program and Quebec’s Assistance Program for Owners of Pyrite-Damaged Residential Buildings.

Financial Plan Assumptions	2005 Actual	2006 Plan	2006 Actual	2007 Plan

MLS® Average Resale Price ($)	249,311	238,000	276,974	290,600

Mortgage Rate (%)
1-year	5.06	6.47	6.28	6.41
5-year	5.99	7.81	6.66	6.93

Unemployment Rate (%)	6.8	7.2	6.3	6.3

2006 ANNUAL REPORT — Financial Analysis
As CMHC’s annual net income is accounted for by the Government of Canada, use of insurance or securitization retained earnings for purposes other than capitalization, retention or dividends to the Government of Canada effectively represents a new expenditure by the Government of Canada.
At present, retained earnings of the Lending activity are being kept by the Corporation as part of our strategy to deal with its interest rate risk exposure on pre-1993 loans, and to guard against fluctuations resulting from hedge accounting standards (AcG-13). These retained earnings are subject to statutory limits which, when exceeded, trigger a dividend to the Government of Canada.
Retained earnings for the Insurance activity are appropriated to meet a target level of capitalization in accordance with guidelines set out by the Office of the Superintendent of Financial Institutions (OSFI). Although not regulated by OSFI, we follow OSFI’s guidelines as a prudent business practice and to maintain a level playing field with the private sector.
CMHC achieved its target level of capitalization in 2005 and maintained it throughout 2006. We expect to remain at 100 per cent of our target level of capital for the foreseeable future. While the current economic and housing conditions have been favorable to the mortgage insurance business, economic conditions are cyclical and insurance providers need to recognize and provide for this in managing their business over the long-term.
The Insurance retained earnings must also be viewed in the context of an insurance business with $291 billion (2005 — $274 billion) of policies in force. The Insurance activity’s year end 2006 retained earnings set aside for capitalization only represent 1.3 per cent of this contingent liability (2005 — 1.2 per cent).
Resource Management
CMHC has a long-standing history of being efficient and cost effective, all while maintaining excellent customer service. As personnel costs comprise about 63 per cent of operating expenses, staff-year increases tend to drive our operating costs. In 2006, staff-years increased by 4 per cent (2005 — decline of 1 per cent). Modest staff year decreases are projected over the next few years along with moderate increases in operating expenses. Canada Housing Trust has no staff years and all operating expenses are reimbursed by the swap counterparties.
Related Party Transactions
The Corporation is related in terms of common ownership to all Government of Canada departments, agencies and Crown corporations. CMHC enters into transactions with certain of these entities in the normal course of doing business.
CMHC receives approximately $2 billion annually in the form of parliamentary appropriations for housing programs. We are required to pay the Government of Canada a fee in recognition of the government’s financial backing of our insurance and securitization activities. The securitization fee was $4 million in 2006 (2005 — $3 million). The insurance fee is only due when CMHC is not fully capitalized and has not been required since 2004.
CMHC and CHT hold investments issued or guaranteed by the Government of Canada, such as Government of Canada bonds. Total holdings were $7 billion (2005 — $7 billion) and related investment income was $261 million (2005 — $221 million).
CMHC also owes the Government of Canada $4.7 billion (2005 — $ 4.9 billion) which it borrowed to fund its Loans and Investment in Housing Programs prior to 1993. Interest expense on this debt totaled $434 million in 2006 (2005 — $451 million).
Future Accounting and Reporting Changes
The Canadian Institute of Chartered Accountants (CICA) issued three new accounting standards in 2005: Section 1530, Comprehensive Income, Section 3855, Financial Instruments-Recognition and Measurement and Section 3865, Hedges. These standards provide guidance on the recognition, measurement and classification of financial assets, financial liabilities and derivatives. They become effective for the Corporation on 1 January 2007.
As the Corporation has chosen not to use hedge accounting, the new standard for hedges will have no impact on CMHC. The main impacts of the other standards are as follows:
•	All derivatives will now be recorded on the balance sheet at their fair value.

•	The equity section of the balance sheet will contain a new component entitled “Accumulated Other Comprehensive Income”.

•	Financial assets and financial liabilities will now be classified into categories prescribed by the standards. The classification will dictate the accounting treatment. Some financial instruments will be measured at fair value while others will be carried at amortized cost.

•	Transitional adjustments arising from the implementation of the standards will be recorded to the opening retained earnings and accumulated other comprehensive income.

•	Further adjustments as a result of realized and unrealized gains and losses will impact future net income, retained earnings, other comprehensive income and accumulated other comprehensive income.

Financial Analysis by Corporate Objective
CMHC has three broad corporate objectives: ‘Help Canadians in Need’, ‘Facilitate Access to More Affordable, Better Quality Housing for all Canadians’ and ‘Ensure the Canadian Housing System Remains One of the Best in the World’. In the following discussion of financial results, each business activity is presented once under the primary objective it serves.
OBJECTIVE ONE — HELP CANADIANS IN NEED
CMHC’s Lending activity assists Canadians in need by providing low-cost financing for housing. The Housing Program activity transfers subsidies and contributions to Canadians to help them meet their housing needs. Approximately one-half of these subsidies and contributions are now administered by the provinces and territories through Social Housing Agreements (SHA’s). In 2006, the province of British Columbia and CMHC agreed to transfer terms that brought the total number of provinces and territories for which SHA’s have been signed to ten.
Housing Programs

					Results Against
Results Highlights	2005 Actual	2006 Plan		2006 Actual	Plan	2007 Plan

Housing Program Expenses ($M)	1,973	2,059	[1]	2,049	99%	1,930

Operating Expenses ($M)	103	108		109	101%	113

Appropriations ($M)	2,076	2,167		2,158	99%	2,043

1	The 2006 plan for Housing Programs Expenses was increased to $2,138M as a result of the announcement of an extension of the renovation programs by one year. The 2006 Corporate Plan amendment was tabled 19 July 2006

On an annual basis, the Corporation spends approximately $2 billion assisting Canadians in need. Of this total, approximately $1.8 billion (2005 — $1.8 billion) is related to long-term commitments made in prior years with $977 million (2005 — $950 million) of that amount is transferred to provinces/territories under Social Housing Agreements. The Government of Canada reimburses CMHC for these expenditures through parliamentary appropriations that are approved annually.
As a result of the Government of Canada’s decision to extend CMHC’s renovation programs, our planned 2006 housing program expenses increased by $79 million, from $2,059 million to $2,138 million. The actual expenses were $89 million lower than revised plan due to delays in program delivery.
Lending

				Results Against
Results Highlights	2005 Actual	2006 Plan	2006 Actual	Plan	2007 Plan

Interest and Investment Income ($M)	909	855	865	101%	819

Interest Expense ($M)	898	835	858	103%	799

Operating Expenses ($M)	18	21	18	86%	19

Net Income/(Loss) ($M)	9	1	0	—	(4)

Reserve Fund ($M)	143	139	143	103%	142	*

*	excludes transitional adjustments arising from the implementation of the financial instruments standards

2006 ANNUAL REPORT — Financial Analysis
Our Lending activity’s main source of income is interest while its biggest expense is its borrowing cost. As it operates on a break-even basis, its net income is minimal in comparison to the Corporation’s overall performance. With the introduction of a new Hedge Accounting Guideline (AcG-13) in 2004 and the ability to recover prepayment and repricing losses from the Government of Canada, fluctuations in net income can sometimes occur (fluctuations caused by AcG-13 were zero in 2006 and $5 million in 2005; fluctuations caused by the recovery of prepayment and repricing losses were $4 million in 2006 and zero in 2005).
AcG-13 fluctuations result from this activity’s use of derivative financial instruments to mitigate market risks related to loans and borrowings. However, many of them do not meet the criteria for hedge accounting specified in AcG-13, resulting in the derivatives being adjusted to fair value on the balance sheet. This fair valuation also results in gains and losses being recognized in income. The introduction of the new accounting standards on financial instruments is expected to mitigate this volatility in 2007 and beyond.
Excluding the volatility these fluctuations have caused, the lending activity would have had a net loss of $4 million in 2006 (2005 — Net Income of $4 million).
CMHC is authorized to retain its annual net income from the Lending activity in a reserve fund, which currently has a limit of $175 million, $50 million of which is designated for fluctuations resulting from the application of AcG-13. Amounts in the reserve fund above the limit must be returned to the Government of Canada. As of 31 December 2006, the reserve fund stands at $143 million (2005 — $143 million) of which $21 million (2005 — $21 million) results from the impact of AcG-13.
While new direct lending loans and renewals were above planned levels, in general, these programs have been declining over the last several years. Thus, there is a downward trend in the loan portfolio, the debt issued to fund the loans, and the interest margin earned on the loans.
OBJECTIVE TWO — FACILITATE ACCESS TO MORE AFFORDABLE, BETTER QUALITY HOUSING FOR ALL CANADIANS
Insurance and Securitization are the Corporation’s commercial activities, helping Canadians access affordable mortgages. Strong housing markets and continuous leadership in products, policies and client service have helped the Corporation achieve record volumes in mortgage insurance over the last few years. The Securitization activity has also recognized record volumes in recent years. This was achieved as a result of a strong demand by issuers and investors, and the introduction of new products. As less than 20 per cent of Canadian residential mortgages are currently securitized, the demand for these products is expected to increase, as lenders will continue to require access to low cost mortgage funding.
Insurance
The Corporation is facing additional competition in its mortgage insurance market as additional U.S. based insurance companies have indicated their intention to enter the Canadian mortgage insurance market. In 2006, the Government of Canada provided the platform for growing competition in Canada by increasing the Government of Canada guarantee for private insurers from $100 billion to $200 billion. CMHC’s insurance in force limit was also increased from $300 billion to $350 billion. In addition, a change to lower the minimum threshold for mandatory mortgage insurance requirements from a 25 per cent down payment to a 20 per cent down payment was proposed. If enacted, this change is not expected to have a significant impact on CMHC’s volumes or net income. CMHC’s public policy objective to facilitate access to more affordable, better quality housing for all Canadians will continue to be the driving force behind our product development. CMHC ensures that borrowers are charged a fair price, and does not hesitate to pass savings resulting from good economic conditions back to Canadians. Since 2003, CMHC has lowered its insurance premiums by 30 per cent, and in 2006, we eliminated the application fees on homeowner insurance.

				Results
				Against
Results Highlights	2005 Actual	2006 Plan	2006 Actual	Plan	2007 Plan

Premium and Fees Revenue ($M)	1,175	1,249	1,183	95%	1,289

Investment Income ($M)	468	466	558	120%	493

Operating Expenses ($M)	137	166	116	70%	133

Net Claims Expense ($M)	119	171	209	122%	181

Net Income ($M)	951	928	981	106%	991

Other Comprehensive Income ($M)	N/A	N/A	N/A	N/A	60

Earnings Set Aside for Capitalization ($M)	3,406	3,648	3,731	102%	4,433

Unappropriated Retained Earnings ($M)	657	1,274	1,313	103%	1,608

Accumulated Other Comprehensive Income ($M)	N/A	N/A	N/A	N/A	280

CMHC’s insurance revenues consist mainly of insurance premiums, application fees and the income earned on its investment portfolio. Since we are mandated to operate our insurance business on a commercial basis, the premiums and fees we collect and the interest we earn must cover the related claims and other expenses. They must also provide a reasonable rate of return to the Government of Canada, ensuring a fair playing field with private sector insurance providers. Accordingly, our Insurance activity continues to be operated at no cost to Canadian taxpayers.
Overall, our insurance revenues do not fluctuate in response to short-term changes in economic conditions as 93 per cent of our premium revenue in a given year is attributable to premiums received in prior years. Changes in economic conditions do however affect the two components of net claims expense. The first component is the actual loss on claims paid during the year. The other is the change in the provision for claims that have already occurred but for which no claim has yet been filed. The provision for claims is an estimate based upon historical experience, prevailing legal, economic, social and regulatory trends, and expectations as to future developments (primarily in the next 12 to 18 months). It is evaluated annually by an external actuary who reviews historical experience to determine if changes are required to assumptions regarding expected claim outcomes.
As reflected in the 2006 planned figure, CMHC had anticipated an increase in net claims expense from the 2005 level due to increasing business volumes and changing economic conditions. The 2006 net claims expense was higher than planned by 22 per cent for largely the same reasons. Net claims expense follows a cyclical trend. As recently as 2001, it was $335 million representing 45 per cent of premiums and fees revenue that year. In 2006, the expense was $209 million, representing 18 per cent of premium and fees revenue. While net claims expense declines in good economic times, it will undoubtedly rise again when a market downturn occurs. Since the last general economic downturn, CMHC’s outstanding insurance in force has risen from about 20 per cent of residential mortgage debt to more than 40 per cent today.
As noted, the economy has a significant influence on the performance of CMHC’s insurance business. The good economic conditions, along with the introduction of new products and our commitment to service excellence, have resulted in successive years of escalating business volumes and corresponding premium revenues. While the Corporation is projecting increased revenues and Net Income in the near future, this is mainly due to the impact of previous year’s business on the upcoming year’s revenue. Regulations, competition and other issues may affect this trend beyond that point. CMHC will mitigate this by continuing to enhance and introduce new flexibilities to its insurance products.

				Results Against
Results Highlights	2005 Actual	2006 Plan	2006 Actual	Plan	2007 Plan

Mortgage Insurance Approvals ($M)	96,160	75,666	86,940	115%	89,219

Premiums Received ($M)	1,404	1,309	1,330	102%	1,505

2006 ANNUAL REPORT — Financial Analysis
Our mortgage insurance approvals reached an all-time high in 2005, and began to moderate as expected in 2006. Premiums received in 2006 were over $1.3 billion compared to $1.4 billion in 2005. Both insurance approvals and premiums received are expected to rise again in 2007 as elevated home prices continue to exist in many parts of the country.
Our 2006 operating expense ratio was lower than planned due largely to lower expenses. These arose primarily from the decision to defer and amortize direct issuance costs. Removing this impact, 2006 results would have been in line with those of 2005.
Securitization

				Results Against
Results Highlights	2005 Actual	2006 Plan	2006 Actual	Plan	2007 Plan

Canada Housing Trust Revenue ($M)	2,675	3,207	3,498	109%	3,459

Fees Revenue ($M)	49	47	51	109%	60

Investment Income ($M)	16	14	19	136%	18

Canada Housing Trust Expense ($M)	2,675	3,207	3,498	109%	3,459

Operating Expenses ($M)	5	6	3	50%	7

Net Income ($M)	42	36	45	125%	46

Other Comprehensive Income ($M)	N/A	N/A	N/A	N/A	4

Retained Earnings ($M)	197	223	242	109%	288

Accumulated Other Comprehensive Income ($M)	N/A	N/A	N/A	N/A	12

The main sources of revenue for CMHC’s Securitization activity are guarantee fees, application fees and income earned on its investment portfolio. As with our Insurance activity, our securitization business is operated on a commercial basis. Revenues are expected to cover expenses and provide for a reasonable rate of return.
Securitization volumes have grown in recent years, particularly since the inception of the Canada Mortgage Bond Program in 2001. The 2006 revenues were positively impacted by growth in recent years benefiting, in part, from the introduction of a new product, variable rate Mortgage-Backed Securities, in 2004. In 2006, the Government of Canada approved an increase to the guarantee in force limit from $300 billion to $350 billion.
Guarantee fees are received at inception of the related security issue and recognized as income over the term of the security issue (typically 5 years). Accordingly, approximately 93 per cent of our 2006 guarantee fee revenue is attributable to fees received prior to 2006.
In 2006, net income from securitization was $45 million, 25 per cent higher than planned and 7 per cent higher than in 2005. This increase in Net Income versus plan and 2005 actual is driven by higher issuance activity, resulting in higher guarantee fees and more investments earning income.
Annual Securities Guaranteed

($B)
30
25
20
15
10
5
0
2001
2002
2003
2004
2005
2006
NHA-MBS
CMB

Over the next 5 years, CMHC will continue to support competitive and efficient housing finance by expanding its securitization programs for the benefit of Canadian home buyers. CMHC’s securitization programs help enhance liquidity in the mortgage market and improve access to lower-cost mortgages for Canadians. Through the provision to mortgage originators of broad access to cost-effective funding, new product innovations and a continued commitment to work with our industry partners, CMHC will work to improve housing affordability and choice for Canadians. The Corporation will also continue to monitor and respond to regulatory and other changes in its operating environment.
Canada Housing Trust’s main source of revenue is income from the investments it holds and its main expense is interest on outstanding Canada Mortgage Bonds. The higher than expected Canada Mortgage Bonds volumes have resulted in higher than planned revenues and expenses.
The 2006 operating expense ratio of 6.6 per cent is lower than planned due to a combination of higher revenues and lower operating expenses, in part because of the decision to defer and amortize direct issuance costs.
OBJECTIVE THREE — ENSURE THE CANADIAN HOUSING SYSTEM REMAINS ONE OF THE BEST IN THE WORLD
CMHC is Canada’s housing expert, providing a wide range of research and information products from housing market analysis to socio-economic, technical, financial and regulatory research. The Corporation’s contributions in these areas support Canadians in making informed housing-related decisions. This helps as many Canadians as possible to meet their housing needs without direct government assistance and — given the importance of the residential sector to Canada’s total economic performance — supports a productive, growing and sustainable economy.
In 2006, CMHC continued to honour its commitments to research and information dissemination and housing policy development. We also continued to sell our expertise abroad, generating revenues of $1.9 million (2005 — $1.3 million).

2006 ANNUAL REPORT — Risk Management
Risk Management
We are dedicated to achieving our public policy objectives, and applying sound risk management principles and best practices in the ongoing identification and management of the many issues impacting our business activities. Taking an enterprise risk management approach enables the Board and senior management to comprehensively assess and act on issues and opportunities within CMHC’s strategic planning process. In 2006, CMHC improved key elements of the enterprise risk management process, through inputs on risk assessments and mitigating actions by broader management teams and semi-annual reporting to the Board.
GOVERNANCE AND RISK MANAGEMENT OVERVIEW
The responsibility for risk management is shared between the Board of Directors, senior management, and operational units. The Board oversees CMHC’s risks at the governing level, approving risk policies and ensuring that required processes and systems are in place. CMHC’s senior management monitors risks, reports to the Board on the corporation’s overall risk profile, recommends financial and non-financial risk policies and oversees financial positions, risk exposures, financial strategies and performance. At the operating level, specialized risk functions exist to address legal, security, insurance and other specific financial and non-financial risks. CMHC’s governance structure ensures that significant issues are elevated from the operating activities and oversight functions to Management Committee and the Board. The Management Committee is comprised of the President, Vice-Presidents, General Managers, Executive Directors, General Counsel, Corporate Secretary and Director of Audit & Evaluation Services, representing the major business units and oversight functions.
CMHC’s enterprise risk management process is aimed at facilitating the identification of key issues that could have an impact on the development and achievement of corporate objectives and strategies. Given the mandate of CMHC and the commercial tools and strategies utilized to help to fulfill that mandate, CMHC is exposed to a variety of different risks across its businesses activities which are organized within three broad categories: strategic, infrastructure and specific (including financial) risks.
2006 ACHIEVEMENTS
•	Began the implementation of the Management Practices Assessment recommendations which include a decision-making framework and submission process for Management Committee meetings.

•	Chief Compliance Officer mapped key Treasury, Investments and Financial Risk Management business processes, with a focus on process improvements and risk identification.

•	Continued focus on capital management through the implementation of a limit framework linking tolerances for investment and hedging exposures to the risk taking capacities of the Corporation’s business activities.

•	Acceptance of a vision and framework for talent management to ensure the Corporation is able to attract and retain the pool of talented employees it requires to achieve its business objectives.

•	Implementation of personal trading guidelines intended to mitigate the potential risk of unethical trading for employees involved in or supporting the investment activities.

STRATEGIC RISKS
Strategic risks involve external events that could impact management’s ability to meet CMHC’s overall mandate as well as events affecting the business environment in which the Corporation operates. Strategic risks are considered by senior management and the Board of Directors when evaluating and establishing overall corporate direction and strategy. On an annual basis, the Board, with input from the Minister, holds a strategic planning meeting to analyze and address strategic issues facing CMHC, and to renew and update corporate objectives and priorities. The Board receives quarterly reports on plans and initiatives, as well as semi-annual enterprise risk landscape updates containing an overview of potentially new strategic issues and opportunities.
INFRASTRUCTURE RISKS
Infrastructure risks relate to the risk of loss of corporate knowledge (people risk), loss resulting from deficiencies in internal business processes and controls (process risk), or disruption in information systems or processing facilities (technology risk).
Effective management of CMHC’s human resources is achieved through corporate initiatives such as talent and succession management and a commitment to on-going learning and development. An annual review of the total compensation package offered to employees is also conducted to ensure that we remain competitive in the market place. Effective internal procedures and processes are put in place and continually reviewed to ensure sound and timely decision-making. As technology and the business environment continuously evolve, CMHC remains committed to ongoing business process efficiency reviews and to the implementation of process improvement where and as needed.
The Corporation is faced with the ongoing challenge of maintaining and supporting key business systems such as those related to automated underwriting, securitization, treasury and market risk management. Redundant sites and processes are continually updated to ensure that mission critical systems are available under virtually all circumstances. To ensure that CMHC is able to provide service to its clients in the event of a disruption to normal business operations, Business Continuity Plans (BCP) are in place for each business function for the national and regional offices. BCP plans are reviewed regularly and appropriately tested in addition to being included in future audit plans and as an integral part of IT and corporate strategies.
Mandate
Delivering the mandate and influencing changes to the mandate.
Business Environment
Understanding and managing business environment impact.
Relational
Managing key relationships, improving client service.
Organizational
Aligning corporate efforts to achieve objectives responsibly.
People
Ability to have the right people in the right place at the right time.
Process
Managing current processes and adapting processes to support business needs.
Technology
Providing reliable technology and information systems to support business needs.

2006 ANNUAL REPORT — Risk Management
KEY FINANCIAL RISKS
CMHC is exposed to credit, market and other financial risks from various sources either directly from its investment, lending and hedging activities, or indirectly from potential claims arising from the Corporation’s insurance and securitization activities. CMHC manages financial risk through appropriate exposure limits, diversification strategies, asset-liability matching, and optimization of returns. CMHC’s Asset/Liability Committee (ALCO) oversees the management of the investment credit and market risks impacting the lending, insurance and securitization activities.
In 2006, CMHC’s Chief Compliance Officer (CCO) completed several initiatives to ensure that the necessary controls and processes were in place over Treasury and Investment activities. In particular, the CCO mapped and analyzed key Treasury, Investment and Financial Risk Management business processes with a focus on risk identification and process improvements. This initiative also improved the identification and prioritization of key areas for regular spot-checking in the future, which is intended to assess the effectiveness and adequacy of internal controls, and to support continuous process improvements. Also during the year, CMHC’s Conflict of Interest Policy has been expanded to include more specific personal trading guidelines for employees involved in or supporting investment activities.
Credit
Risk of loss associated with a counterparty or borrower failing to meet its obligations.
Market
Risk associated with fluctuations in market conditions including interest and currency rates.
Other Financial
Risk associated with operations, liquidity and achieving returns.
Credit Risk
Credit risk is the risk of loss incurred through the failure of a counterparty to meet their contractual obligations. Credit risk includes default, settlement, and downgrade risk and involves both the probability of loss and the probable size of the loss, net of recoveries and collateral over specific time horizons. CMHC is directly exposed to credit risk from various sources through its lending activities, investments and financial derivative instruments. Indirect exposure to credit risk arises from the potential for claims from the Corporation’s insurance and securitization activities.
Corporate Investment & Hedging Exposures
Credit exposures associated with the Corporation’s investment and derivative financial instruments are limited within each of the Lending, Insurance, and Securitization activities. During 2006, CMHC implemented a new framework for the establishment of investment and hedging exposure limits.
CMHC derives credit exposures to derivative counterparties through interest rate and cross currency swaps. These over-the-counter derivative transactions are used to hedge against market risks associated with the Corporation’s capital markets funding. In addition to requiring that adequate policies and controls are established in advance of using any new derivatives, transacting may only occur following a thorough review by cross-functional teams, and approval by the Asset/Liability Committee. CMHC’s use of derivatives is limited to those instruments for which fair value and financial risks can be determined on a timely basis. CMHC will only enter into over-the-counter derivative transactions with a counterparty when an appropriate International Swaps and Derivatives Association (ISDA) agreement is in place.
Counterparty risks related to the Corporation’s repurchase and reverse repurchase activities are mitigated through the use of master agreements with each approved counterparty. As of 31 December 2006, $13 million had been posted as margin to CMHC in accordance with these agreements, down from $26 million a year earlier.
As of 31 December 2006, the estimated market value of investment and hedging exposures, including amounts associated with repurchase and reverse repurchase activity, totalled $14.7 billion, an increase of $54.7 million from the year earlier ($14.6 billion in 2005).

Insurance Activities
The major risk of financial loss to the Insurance activity is represented by the amount of future claims associated with insured mortgages relative to insurance premiums received. The overall performance of the economy is the main determinant of future claims patterns. Changes in house price levels and mortgage interest and unemployment rates, nationally and regionally, are key economic variables affecting the incidence of claims, as they are highly correlated to a borrower’s ability to continue servicing their mortgage loans.
As part of the annual corporate planning process, CMHC analyses the sensitivity of Insurance activity results using dynamic financial analysis techniques. This allows CMHC to evaluate performance under various economic scenarios such as recessions or periods of high unemployment or interest rates as well as under different business conditions such as a reduction in market share or worse than expected product performance. The conclusion of this year’s sensitivity analysis is that the insurance activity remains sound over the corporate planning horizon as well as under possible adverse economic and business conditions.
CMHC actively manages homeowner related insurance risk with its state of the art automated underwriting system, emili. Incorporated within emili are borrower, market, and property risk assessment models. Together, these automated models provide CMHC’s underwriters with the tools to effectively identify higher-risk mortgage loan applications. The underwriters can then take further steps to determine if risk-mitigating actions would effectively reduce the overall risk to a level that is acceptable and prudent. The most effective risk mitigating actions are continually researched and updated for underwriters. CMHC continually monitors and, if necessary, adjusts its risk assessment models based on actual claims experience. These automated models also provide the required information framework for the design of new or modified mortgage insurance products and their appropriate pricing.
CMHC actively manages rental related insurance risk through detailed and thorough underwriting. Such underwriting also includes analysis and risk assessment of the borrower, market, property and loan characteristics. A standardized risking tool is employed by underwriters to assign a risk rating to each of these major risk components. Based upon the risk rating and complexity of the application, the underwriters take risk-mitigating actions that effectively ensure the risk being assumed is at a level that is acceptable and prudent. The risk ratings along with the size of the loan and policy considerations determine the appropriate approval authority. CMHC continually monitors, and if necessary, adjusts its risking model as necessary.
CMHC also manages its insurance risk through diversification. Because CMHC is active across Canada, the insured portfolio is geographically distributed as is the portfolio’s mortgage default risk. Difficult economic times, which are the major factor in higher credit losses, have historically demonstrated that they are also geographically distributed and changing over time. As well, CMHC manages its insurance risk through lender-based assessments within its Quality Assurance framework. Through this framework, CMHC works with lenders to maintain quality standards in the underwriting and servicing of their mortgage portfolios.
Securitization Activities
Through its two securitization programs, NHA Mortgage-Backed Securities (MBS) and the Canada Mortgage Bond (CMB) program, CMHC guarantees timely payment of principal and interest to investors.
Total guarantees in force to investors as of 31 December 2006 were $129.5 billion, which includes $95.4 billion guaranteed under the CMB program. Issuances of MBS are done by individual financial institutions, while CMBs are issued by the Canada Housing Trust (CHT).
The major risk of financial loss associated with this activity is the cost of funding guaranteed payments in an event of default, relative to the guarantee fees received. All securitized mortgages have full mortgage default insurance coverage. For MBS, the risk associated with issuer default is mitigated by both quality assessment and monitoring of the issuers and by a minimum spread requirement between the security coupon and the lowest mortgage rate in the pool. In the event of issuer default, the minimum spread is made available to a third-party issuer for the continued servicing of both underlying mortgages and the MBS payments. For CMB, in addition to the MBS mitigations above, the risk associated with swap counterparty default is mitigated through program requirements for collateralization in the event of counterparty credit ratings below specific ratings thresholds and the requirement that all principal run-off investments be rated R-1 (High) or AAA within CHT.
Insurance and Securitization Investment Portfolios
In 2006, the Insurance portfolio had a total return of 6.6 per cent, while the Securitization portfolio had a total return of 6.5 per cent. Both portfolios benefited from diversification into U.S. and EAFE equity asset classes. This strategy, adopted in 2004, added over 100 bps to CMHC’s total return in 2006.
Investment Return on Insurance and Securitization Investment Portfolios

Combined
Portfolios	2002	2003	2004	2005	2006

Insurance (%)	6.5	7.8	7.6	8.2	6.6

Securitization (%)	6.2	7.8	7.6	8.3	6.5

Index* (%)	5.9	8.2	7.7	8.0	6.8

*	The Combined index is based on the strategic weightings of indices for the underlying asset classes.

2006 ANNUAL REPORT — Risk Management
CMHC uses its insurance investment portfolio (insurance premiums are received when the mortgage is taken out and cover the life of the mortgage) to cover obligations associated with its provision of insurance to lenders against borrower default on residential mortgages. The investment objective of the insurance portfolio is to maximize investment returns while maintaining sufficient liquidity to meet projected business requirements, including potential future claims and other liabilities, subject to appropriate risk considerations and to the constraints outlined in CMHC’s Funding, Investment and Risk Management Policies.
Insurance Investment Exposure
Securitization Investment Exposure
The size of the insurance portfolio has grown significantly over the last few years and this trend is expected to continue. In 2006, the insurance investment portfolio grew by $1.1 billion, from $9.7 billion to $10.8 billion, due primarily to positive net cash inflows and asset appreciation from overall market movements. Credit exposures in the adjacent chart include investments in highly-rated short-term instruments associated with the Insurance activity’s repurchase and reverse repurchase activity. This represented $2.8 billion as of 31 December 2006, up from $2.7 billion the previous year.
CMHC’s investment portfolios that support its securitization activity are comprised of investments related to both the Mortgage-Backed Securities (MBS) program and the Canada Mortgage Bonds (CMB) program. The securitization investment portfolio has the same objective as the insurance investment portfolio.
In 2006, the securitization investment portfolio grew by $76 million, from $347 million to $423 million, due to similar factors which influenced the insurance investment portfolio. As at 31 December 2006, year-to-date consolidated returns for the securitization portfolio was 6.5 per cent. Performance information, including absolute and relative risk-adjusted measures, is tracked and monitored in aggregate and at the individual asset class levels of the portfolio.
The asset allocation mix for the insurance and securitization investment portfolios, as outlined in the table below, is a key factor which contributes to the high asset quality of the Corporation. Approximately 49.0 per cent of the total assets supporting the insurance and securitization activities at year-end were invested in bonds issued or guaranteed by the Government of Canada or Canadian provinces.
Insurance and Securitization Investment Portfolios Asset Mix (%)

	Strategic
	Allocation	Insurance	Securitization

Fixed Income	78.0	77.6	77.9

Money Market	5.0	3.8	3.5

Canadian Equity	10.0	10.6	10.6

EAFE Equity	3.5	4.2	4.2

U.S. Equity	3.5	3.8	3.8

Total	100.0	100.0	100.0

Lending Activities
Loan Portfolio
Credit exposure, as reflected by the estimated fair value of loans arising from CMHC’s lending activities, totaled $14.8 billion on an outstanding loan portfolio (book value including accrued interest) of $12.9 billion. As CMHC’s mandate requires that it lend to a large number of non-profit entities, it is often not possible to attribute specific credit ratings established by independent credit agencies. This risk is offset by the fact that losses relating to defaults on these loans are largely recoverable from various levels of government.

Lending Activity: Default Recovery Mitigation

5%
22%
49%
24%
Social Housing Agreements
Government of Canada (through NHA)
Insurance Activities (CMHC)
Indian and Northern Affairs Canada

Approximately 24 per cent of CMHC’s loan portfolio is covered through the recovery of losses from the federal government to the extent that such recoveries are within CMHC’s parliamentary appropriations. Approximately 22 per cent of the portfolio is covered by CMHC’s mortgage insurance activity. Reserves have been provided for claims that may result from these loans. Approximately 49 per cent relates to loans covered under various social housing agreements negotiated with the provinces / territories. This percentage has increased over the previous year as a result of a new social housing agreement that was signed with the Province of British Columbia in June 2006. Under these agreements, the provinces / territories have taken on the default risk associated with all loans covered in the agreements. Finally, approximately 5 per cent of the portfolio is covered by Indian and Northern Affairs Canada through Ministerial Loan Guarantees.
The CMHC loan portfolio has a process framework in place for default management. When a loan goes into default, a feasibility analysis is performed to determine the value of the property and collateral, and work-outs are carried out on a case-by-case basis. Every effort is made for early detection and intervention through regular reporting of projects in difficulty, application of solutions to cure defaults and an ongoing monitoring/reporting/approval process. In very rare cases where there is sufficient and compelling evidence that all possible options to cure the default have been exhausted and no viable solutions are available, CMHC will remove its support and/or subsidies.
Investments & Hedging
The investment assets related to the lending activity portfolio are distinct from those of the insurance and securitization activities. Investments relate to the reinvestment of mortgage principal received in advance of liabilities maturing (principal run-off) as well as general corporate cash management requirements. Lending activity investments are subject to more restrictive policies and guidelines in relation to acceptable levels of credit risk than the insurance and securitization activities due to the nature of this activity. As of 31 December 2006, cash management and principal run-off investments totaled $975 million, compared to $1,196 million a year earlier. The main decline in investment and hedging exposures from 2005, was due to a reduction in a long bond position, a reduction in reverse-repurchase (repo) investments, and a reduction in principle run-off investments associated with various bond maturities in 2006.
Lending Activity Investment & Hedging Exposure

2006
2005
2004
($M)
0
200
400
600
800
1,000
1,200
1,400
1,600
1,800
2,000

CMHC uses interest rate and cross currency swaps to hedge market risks related to its direct lending portfolio. Counterparty credit risks related to this activity are mitigated through stringent credit rating criteria and through the collection of collateral when the Corporation is exposed to amounts which exceed agreed-upon ratings-based thresholds. As of 31 December 2006, the net positive mark-to-market value of swap exposures was $24.3 million, up from $20.8 million at the previous year-end.
Market Risk
Market risk is the risk of adverse financial consequences caused by fluctuations in market conditions. It includes potential adverse impacts on CMHC’s earnings and economic value due to changes in such factors as interest rates, foreign exchange rates and equity prices.
The level of market risk to which CMHC is exposed depends on both market dynamics and changes to the asset and liability mixes in its portfolios. CMHC has policies and limits in place to mitigate the influence of market risks arising from its business transacting, and asset and liability management activities. These are reviewed and amended as appropriate on an annual basis. Performance against these policies and limits is reported to the Board on a quarterly basis.
CMHC limits its risk of loss from adverse movements in interest rates and foreign exchange rates through hedging, asset and liability matching, and capital market strategies.

2006 ANNUAL REPORT — Risk Management
Insurance and Securitization
In 2006, the Corporation completed a review of its market risk measurement and control framework. This review benchmarked CMHC against industry best practices, and laid out the directions for further development. CMHC continues to assess exposure to market risks through a combination of historical and forward-looking risk measurement tools, including volatility, tracking error, sensitivity analysis, duration, and Value-at-Risk (VaR).
VaR measures the worst market loss over a specified holding period that can be expected using a specific confidence level. The following table gives the VaR of CMHC’s investment portfolios with a 95 per cent confidence level over a two-week holding period.
VaR, as Percentage of Portfolio (95% confidence interval)

	Insurance
	& Securitization	Benchmark

Fixed Income	1.1	1.1

Domestic Equity	3.8	4.2

EAFE Equity	4.4	3.5

U.S. Equity	3.3	3.3

Overall	1.0	1.0

The majority of the Corporation’s investment assets are actively managed against selected benchmarks derived from a strategic asset allocation which is evaluated on a periodic basis (most recently in 2006). CMHC limits exposure to market risk by using tolerance ranges around the benchmarks for various diversification and exposure measures.
Interest Rate Risk
The majority of CMHC’s insurance and securitization investment assets are held within the fixed income portfolios. As duration management is an important part of interest rate risk mitigation in fixed income portfolios, the durations of the fixed income investment portfolios are managed within ranges relative to the duration of the Scotia Capital Universe Bond Index (SCUBI) benchmark. As at 31 December 2006, the insurance and securitization fixed income portfolios had durations that were marginally longer than the benchmark.
The following chart shows the volatility of the insurance and securitization fixed income portfolios, based on rolling 36 monthly returns. The graph shows that the volatilities for both CMHC portfolios and the benchmark have decreased over 2006, and that the insurance and securitization portfolios remain consistently close to the index. The annualized volatility, based on rolling monthly returns for the past three years ending 31 December was 3.16 per cent and 3.15 per cent for the insurance and securitization fixed income portfolios respectively. During the same period, the benchmark index recorded a volatility of 3.08 per cent. The insurance and securitization volatilities are slightly above that of the Index, implying the insurance and securitization fixed income investment portfolios have taken on slightly higher risk than the benchmark index.
Fixed Income Investment Portfolio Volatility on rolling 36 month periods

(%)
3.6
3.5
3.4
3.3
3.2
3.1
0
Dec. 2005
Mar. 2006
Jun. 2006
Sep. 2006
Dec. 2006
Benchmark Index
Insurance
Securitization

Equity Risk
The insurance and securitization portfolios are exposed to equity price risk through our domestic and foreign equity positions.
The following chart shows the volatility of the insurance and securitization domestic portfolios, based on rolling 36 monthly returns. The graph shows that the volatilities of the insurance and securitization portfolios remain consistently below the index.

CDN Equity Investment Portfolio Volatility on rolling 36 month periods

(%)
10.5
10
9.5
9
8.5
Dec. 2005
Mar. 2006
Jun. 2006
Sep. 2006
Dec. 2006
Benchmark Index
Insurance
Securitization

Lending Activity
CMHC’s challenge with its lending activity is to protect the fair value of its positions and to reduce the volatility of net interest margin over time. Valuations of all lending activity portfolio asset and liability positions, as well as off balance-sheet exposures, were performed quarterly during 2006, with monthly valuations beginning in 2007.
CMHC is exposed to interest rate risk when asset and liability principal and interest cash flows have different interest payments or maturity dates. The Corporation’s exposure to interest rate risk depends on the size and direction of interest rate changes, and on the size and maturity of mismatched positions. CMHC’s market risk is also impacted by new business volumes, loan renewals and exercise of embedded optionality such as prepayment. The Corporation’s market risk is mitigated through the matching of assets and liabilities as well as by hedging foreign exchange and interest rate exposures through the use of swaps. The Corporation’s exposure to prepayment and repricing risk is managed using various funding and business strategies, and covered through retaining a reserve fund to cover potential losses.
Other Financial Risks
CMHC regularly reviews changes to financial regulations, including current efforts to assess the impact of tax and hedge accounting developments, as well as capital adequacy guidelines potentially impacting financial market participants. CMHC continues to enhance its market risk management framework in line with capital adequacy and value management principles, consistent with practices employed with leading financial institutions and guidelines established by regulatory agencies.
CMHC’s ability to meet its financial requirements is enhanced by its status as a Crown corporation. As such, its debt instruments are obligations of Canada and carry a 0 per cent risk weight under guidelines prescribed by the Office of the Superintendent of Financial Institutions (OSFI). The Corporation has a liquidity risk policy which includes appropriate limits and ensures that CMHC has sufficient resources to meet current and projected cash requirements. In the normal course of CMHC’s business activities, the Corporation’s commercial paper program provides liquidity to meet cash requirements on a daily basis. Further sources of liquidity associated with this policy include overdraft facilities, lines of credit with several institutions and cash and short-term investments in marketable securities. CMHC’s credit ratings are outlined in the accompanying table.

Standard
Rating Agency	DBRS	Moody's	& Poor's

Short-term	R-1(High)	P-1	A-1(High)

Long-term (C$)	AAA	Aaa	AAA

Long-term (foreign currency)	AAA	Aaa	AAA

As the size of the future CMB maturities increase, CMHC will need to assess and ensure that adequate liquidity facilities are corporately available in the event that principal from a swap counterparty is not received in time for a bond maturity payment. Of note, the first maturity of the CMB program in the amount of $2.2 billion was successfully completed in June 2006.
Lending Activities
Contributed Capital by the Government of Canada amounted to $25 million in the lending activity as of 31 December 2006. In addition, CMHC is authorized to retain the annual net income from the activity in a reserve fund of up to $175 million to protect the Corporation from possible future losses. Included in this limit is an amount of $50 million designed specifically for fluctuations in net income arising from AcG-13 (i.e. guideline to account for hedging relationships), with the remainder to cover potential prepayment loss. The current reserve fund stands at $143 million, of which $21 million results from the AcG-13 guideline.
Insurance Activities
CMHC ensures the financial viability of its insurance activity by provisioning for policy liabilities in accordance with prudent actuarial practices and by setting aside earnings consistent with capitalization guidelines developed by OSFI. OSFI provides a risk-based capital adequacy framework which establishes regulatory capital requirements for Canadian property and casualty insurers, including mortgage insurers. Although not regulated by OSFI, CMHC follows OSFI’s guidelines as a best-in-class business practice. An annual independent external actuarial valuation ensures that reserves for policy liabilities related to all policy holder obligations in force are appropriate in accordance with accepted actuarial practice.
Securitization Activities
CMHC does not currently appropriate retained earnings for capitalization of its securitization activity. There are no comparable regulatory capital requirements for this activity as there are for Insurance. CMHC pays the Government of Canada annually a fee in recognition of its ultimate backing of the securitization guarantees. This fee is based on the amount of maximum expected losses that could be incurred for new guarantees issued each year. A one-in-twenty adverse interest rate scenario together with a swap counterparty default is used to generate maximum expected losses.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
Year ended 31 December 2006
CMHC management is responsible for the integrity and objectivity of the consolidated financial statements and related financial information presented in this annual report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and, consequently, include amounts which are based on the best estimates and judgement of management. The financial information contained elsewhere in this annual report is consistent with that in the consolidated financial statements.
In carrying out its responsibilities, management maintains appropriate financial systems and related internal controls within CMHC, and controls as guarantor of Canada Housing Trust, to provide reasonable assurance that financial information is reliable, assets are safeguarded, transactions are properly authorized and are in accordance with the relevant legislation and by-laws of the Corporation, resources are managed efficiently and economically, and operations are carried out effectively. The system of internal controls is supported by internal audit, which conducts periodic audits of different aspects of the operations.
The Board of Directors, acting through the Audit Committee whose members are not officers of the Corporation, oversees management’s responsibilities for financial reporting, internal control systems, and the controls as guarantor of Canada Housing Trust. The Board of Directors, upon the recommendation of the Audit Committee, has approved the consolidated financial statements.
Ernst & Young LLP, and Sheila Fraser, FCA, Auditor General of Canada, have audited the consolidated financial statements. The auditors have full access to, and meet periodically with, the Audit Committee to discuss their audit and related matters.

Karen Kinsley, CA President and Chief Executive Officer	Anthea English, CA Vice-President, Corporate Services and Chief Financial Officer
23 February 2007

2006 ANNUAL REPORT — Financial Statements
AUDITORS’ REPORT
To the Minister of Human Resources and Social Development
We have audited the consolidated balance sheet of the Canada Mortgage and Housing Corporation as at 31 December 2006 and the consolidated statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at 31 December 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the Financial Administration Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.
Further, in our opinion, the transactions of the Corporation that have come to our notice during our audit of the consolidated financial statements have, in all significant respects, been in accordance with Part X of the Financial Administration Act and regulations, the Canada Mortgage and Housing Corporation Act, the National Housing Act and the by-laws of the Corporation.
The consolidated financial statements for the year ended 31 December 2005, shown for comparative purposes, were audited by the Auditor General of Canada and other auditors, who expressed an opinion without reservation on those statements in their report dated 17 March 2006.

Sheila Fraser, FCA Auditor General of Canada	Ernst & Young LLP Chartered Accountants
Ottawa, Canada
23 February 2007

CONSOLIDATED BALANCE SHEET
As at 31 December

		Consolidated		CMHC		CHT
(in millions of dollars)	Notes	2006	2005	2006	2005	2006	2005

ASSETS
Investment in NHA Mortgage-Backed Securities	3	76,599	63,931	—	—	76,599	63,931
Investment Securities	3	12,942	11,242	10,856	10,021	2,902	1,672
Loans and Investments in Housing Programs	4	12,706	13,170	12,706	13,170	—	—
Securities Purchased Under Resale Agreements		11,290	4,040	423	112	10,867	3,928
Cash and Cash Equivalents	18	8,453	6,975	3,300	3,967	5,153	3,008
Accrued Interest Receivable		1,260	999	346	336	924	669
Accounts Receivable and Other Assets		446	233	446	233	—	—
Due from the Government of Canada		217	212	217	212	—	—
Future Income Tax Assets	5	140	143	140	143	—	—
Derivative-Related Amounts		83	74	83	74	—	—
Inventory of Real Estate		82	74	82	74	—	—

		124,218	101,093	28,599	28,342	96,445	73,208

LIABILITIES
Canada Mortgage Bonds	6	94,667	72,075	—	—	95,483	72,526
Borrowings from the Capital Markets	6	8,625	9,467	8,625	9,467	—	—
Unearned Premiums and Fees		4,934	4,694	4,934	4,694	—	—
Borrowings from the Government of Canada	6	4,701	4,899	4,701	4,899	—	—
Securities Sold Under Repurchase Agreements		2,868	3,044	2,868	3,044	—	—
Accrued Interest Payable		1,230	922	279	247	961	681
Accounts Payable and Other Liabilities	7	897	960	896	959	1	1
Provision for Claims	8	454	479	454	479	—	—
Securities Sold But Not Yet Purchased		379	111	379	111	—	—
Derivative-Related Amounts		9	14	9	14	—	—

		118,764	96,665	23,145	23,914	96,445	73,208

Commitments and Contingent Liabilities	19

EQUITY OF CANADA
Contributed Capital		25	25	25	25	—	—
Retained Earnings	10	5,429	4,403	5,429	4,403	—	—

		5,454	4,428	5,454	4,428	—	—

		124,218	101,093	28,599	28,342	96,445	73,208

See accompanying notes to the consolidated financial statements.
Approved by the Board of Directors:

Dino Chiesa Chairperson, Board of Directors	Sophie Joncas, CA Chairperson, Audit Committee

2006 ANNUAL REPORT — Financial Statements
CONSOLIDATED INCOME STATEMENT
Year ended 31 December

		Consolidated			CMHC			CHT
(in millions of dollars)	Notes	2006	2005	2004	2006	2005	2004	2006	2005	2004

REVENUES
Income from NHA Mortgage-Backed Securities		2,860	2,458	1,838	—	—	—	2,860	2,458	1,838
Premiums and Fees	8	1,234	1,224	1,135	1,234	1,224	1,135	—	—	—
Income from Investment Securities		1,156	654	479	643	529	450	539	144	52
Interest Earned on Loans and Investments in Housing Programs	11	799	864	969	799	864	969	—	—	—
Other Income		55	58	32	10	24	(7)	99	73	80

		6,104	5,258	4,453	2,686	2,641	2,547	3,498	2,675	1,970

Parliamentary Appropriations for:	11
Housing Programs		2,049	1,973	2,006	2,049	1,973	2,006	—	—	—
Operating Expenses		109	103	101	109	103	101	—	—	—

		2,158	2,076	2,107	2,158	2,076	2,107	—	—	—

		8,262	7,334	6,560	4,844	4,717	4,654	3,498	2,675	1,970

EXPENSES
Interest Expense	6	4,224	3,475	2,799	858	898	937	3,392	2,596	1,885
Housing Programs	11	2,049	1,973	2,006	2,049	1,973	2,006	—	—	—
Operating Expenses		298	303	305	246	263	261	106	79	85
Net Claims		209	119	51	209	119	51	—	—	—

		6,780	5,870	5,161	3,362	3,253	3,255	3,498	2,675	1,970

INCOME BEFORE INCOME TAXES		1,482	1,464	1,399	1,482	1,464	1,399	—	—	—

INCOME TAXES	5
Current		468	493	460	468	493	460	—	—	—
Future		(12)	(31)	(11)	(12)	(31)	(11)	—	—	—

		456	462	449	456	462	449	—	—	—

NET INCOME		1,026	1,002	950	1,026	1,002	950	—	—	—

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS (NOTE 10)

		Earnings Set
	Unappropriated	Aside for	Reserve for
(in millions of dollars)	Retained Earnings	Capitalization	Lending	Total

Balance 31 December 2003	123	2,237	91	2,451
Net Income	907	—	43	950
Set Aside for Capitalization	(875)	875	—	—

Balance 31 December 2004	155	3,112	134	3,401
Net Income	993	—	9	1,002
Set Aside for Capitalization	(294)	294	—	—

Balance 31 December 2005	854	3,406	143	4,403
Net Income	1,026	—	—	1,026
Set Aside for Capitalization	(325)	325	—	—

Balance 31 December 2006	1,555	3,731	143	5,429

See accompanying notes to the consolidated financial statements.

2006 ANNUAL REPORT — Financial Statements
CONSOLIDATED STATEMENT OF CASH FLOWS
Year ended 31 December

	Consolidated			CMHC			CHT
(in millions of dollars)	2006	2005	2004	2006	2005	2004	2006	2005	2004

CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net Income	1,026	1,002	950	1,026	1,002	950	—	—	—
Items Not Affecting Cash or Cash Equivalents
Amortization of Premiums and Discounts	(123)	(30)	(14)	11	32	12	(134)	(62)	(26)
Future Income Taxes	3	(31)	(11)	3	(31)	(11)	—	—	—
Market Value Adjustment for Equities	(75)	(57)	(32)	(75)	(57)	(32)	—	—	—
Gain on Sale of Investment Securities	(39)	(54)	(53)	(39)	(54)	(53)	—	—	—
Net Change in Non-cash Operating Assets and Liabilities	26	364	132	1	356	129	25	8	3

	818	1,194	972	927	1,248	995	(109)	(54)	(23)

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES
Investment in NHA Mortgage-Backed Securities
Sales and Maturities	23,496	15,406	9,485	—	—	—	23,496	15,406	9,485
Purchases	(36,015)	(27,901)	(27,237)	—	—	—	(36,015)	(27,901)	(27,237)
Loans and Investments in Housing Programs
Repayments	745	706	673	745	706	673	—	—	—
Disbursements	(281)	(211)	(267)	(281)	(211)	(267)	—	—	—
Investment Securities
Sales and Maturities	17,385	12,124	8,273	10,275	12,076	8,106	7,110	48	167
Purchases	(18,378)	(13,771)	(9,459)	(11,025)	(13,309)	(9,355)	(8,349)	(1,041)	(584)
Change in Securities Purchased Under Resale Agreements	(7,250)	(3,464)	(262)	(311)	464	(262)	(6,939)	(3,928)	—

	(20,298)	(17,111)	(18,794)	(597)	(274)	(1,105)	(20,697)	(17,416)	(18,169)

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES
Canada Mortgage Bonds
Issuances	24,155	17,476	18,890	—	—	—	25,151	18,055	19,370
Repayments	(2,200)	—	—	—	—	—	(2,200)	—	—
Medium-term Borrowings from the Capital Markets
Issuances	1,342	2,161	850	1,342	2,161	850	—	—	—
Repayments	(1,450)	(2,336)	(2,350)	(1,450)	(2,336)	(2,350)	—	—	—
Change in Short-term Borrowings from the Capital Markets	(783)	415	612	(783)	415	612	—	—	—
Repayments of Borrowings from the Government of Canada	(198)	(146)	(187)	(198)	(146)	(187)	—	—	—
Change in Securities Sold Under Repurchase Agreements	(176)	68	1,422	(176)	68	1,422	—	—	—
Change in Securities Sold But Not Yet Purchased	268	(10)	119	268	(10)	119	—	—	—

	20,958	17,628	19,356	(997)	152	466	22,951	18,055	19,370

Increase in Cash and Cash Equivalents	1,478	1,711	1,534	(667)	1,126	356	2,145	585	1,178
Cash and Cash Equivalents
Beginning of year	6,975	5,264	3,730	3,967	2,841	2,485	3,008	2,423	1,245

End of year	8,453	6,975	5,264	3,300	3,967	2,841	5,153	3,008	2,423

Represented by:
Cash	(13)	(7)	4	(13)	(7)	4	—	—	—
Cash Equivalents	8,466	6,982	5,260	3,313	3,974	2,837	5,153	3,008	2,423

	8,453	6,975	5,264	3,300	3,967	2,841	5,153	3,008	2,423

Supplementary Disclosure of Cash Flow Information
Amount of Interest Paid During the Year	3,901	3,166	2,641	818	771	960	3,106	2,418	1,702
Amount of Income Taxes Paid During the Year	589	494	476	589	494	476	—	—	—

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended 31 December 2006
1. CORPORATE MANDATE
The consolidated financial statements include the accounts of Canada Mortgage and Housing Corporation (CMHC, or the Corporation) and Canada Housing Trust (CHT), a variable interest entity. Within the Public Accounts of Canada, the annual consolidated Net Income increases the Government’s annual surplus; the consolidated Retained Earnings reduce the Government’s accumulated deficit.
CMHC was established as a Crown corporation in 1946 by the Canada Mortgage and Housing Corporation Act (the “CMHC Act”) to carry out the provisions of the National Housing Act (the “NHA”). It is also subject to Part X of the Financial Administration Act (the “FAA”) by virtue of being listed on Part 1 of Schedule III, and is wholly owned by the Government of Canada.
The Corporation’s mandate is to promote the construction, repair and modernization of housing, the improvement of housing and living conditions, housing affordability and choice, the availability of low-cost financing for housing, and the national well-being of the housing sector. The mandate is carried out through the following four activities:
Insurance: CMHC provides insurance against borrower default on residential mortgages.
Securitization: CMHC guarantees the timely payment of principal and interest for investors in securities based on insured mortgages. The CMHC Guarantee is a direct and unconditional obligation of CMHC as an agent of Canada. It carries the full faith and credit of Canada, and constitutes a direct and unconditional obligation of and by the Government of Canada.
Housing Programs: CMHC receives Parliamentary Appropriations to fund housing programs.
Lending: CMHC makes loans and investments in housing programs which are funded by borrowings. A significant number of these loans and investments are supported with housing program payments.
Canada Housing Trust was established in 2001 as an Issuer Trustee. CHT’s functions are limited to the acquisition of interests in eligible housing loans such as NHA Mortgage-Backed Securities (NHA MBS), the purchase of highly rated investments, certain related financial hedging activities and the issuance of Canada Mortgage Bonds (CMB). The CMB are guaranteed by CMHC under its Securitization Activity. The beneficiaries of the Trust, after payment of all obligations, are one or more charitable organizations.
2. SIGNIFICANT ACCOUNTING POLICIES
The preparation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP) requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the Balance Sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
The following are the significant accounting policies:
Basis of Presentation
These consolidated financial statements include the accounts of Canada Mortgage and Housing Corporation (CMHC) and, as required by Accounting Guideline 15: Consolidation of Variable Interest Entities (AcG-15), the accounts of Canada Housing Trust (CHT), a variable interest entity (VIE) for which CMHC is considered to be the primary beneficiary. The assets and liabilities of CHT are neither owned by nor held for the benefit of CMHC and are disclosed separately in the consolidated financial statements and related notes. Revenues, expenses and cash flows relating to CHT have received similar treatment. Inter-entity balances and transactions have been eliminated in the consolidated figures.

2006 ANNUAL REPORT — Financial Statements
Investment in NHA Mortgage-Backed Securities and Investment Securities

	Carrying	Recognition of Realized	Recognition of
	Value	Gains and Losses	Impairment
Canada Housing Trust — Investment in NHA Mortgage- Backed Securities	Amortized cost. Premiums and discounts are deferred and amortized on a straight-line basis accelerated for unscheduled principal repayments.	Gains and losses are included in income at the time of sale.	Specific securities are written down to their market value when the decline in the value of the security is other than temporary. The resulting write-down is recorded in the year in which the impairment occurs.

Canada Housing Trust — Investment Securities	Amortized cost. Premiums and discounts are deferred and amortized using the effective interest method over the term of the related investments.	Gains and losses are included in income at the time of sale.	Specific securities are written down to their market value when the decline in the value of the security is other than temporary. The resulting write-down is recorded in the year in which the impairment occurs.

Lending — Investments held for cash management purposes and investments held to manage interest rate risk associated with lending activities.	Amortized cost. Premiums and discounts are deferred and amortized using the effective interest method over the term of the related investments.	Gains and losses are included in income at the time of sale.	Specific securities are written down to their market value when the decline in the value of the security is other than temporary. The resulting write-down is recorded in the year in which the impairment occurs.

Insurance and Securitization — Fixed income securities generally purchased with the intention to hold them to maturity to meet long-term obligations.	Amortized cost. Premiums and discounts are deferred and amortized using the effective interest method over the term of the related investments.	Net gains and losses are deferred and amortized over the remaining life of the original investment.	Specific securities are written down to their market value when the decline in the value of the security is other than temporary. The resulting write-down is recorded in the year in which the impairment occurs.

Insurance and Securitization — Equities	Cost, plus a moving average market value adjustment of 5% per quarter.	Net gains and losses are deferred and amortized to income at 5% per quarter on a declining balance basis.	Written down to their market value when the decline in the value of the portfolio is other than temporary. The resulting write-down is recorded in the year in which the impairment occurs.

Loans and Investments in Housing Programs
Loans are carried at amortized cost. Where loans contain forgiveness clauses, they are recorded net of the forgiveness that is reimbursed through Parliamentary Appropriations when the loans are advanced.
Investments in Housing Programs represent CMHC’s ownership interest in various housing projects and are carried at amortized cost. Amortization is calculated on a straight-line basis over the life of the investment and represents the payment to CMHC of its initial ownership interest in the housing projects. The Corporation’s portion of net operating losses and disposal losses is reimbursed through Parliamentary Appropriations.
Interest Earned on Loans and Investments in Housing Programs is recorded on an accrual basis.
Cash and Cash Equivalents
Cash and Cash Equivalents are comprised of cash and short-term, highly liquid investments with an original term to maturity of 98 days or less that are readily convertible to known amounts of cash. These investments are carried at the lower of cost and market value. Gains and losses from sales of cash equivalents are included in income at the time of sale. Cash equivalents must have a minimum credit rating of R-1 (Low).

Securities Purchased Under Resale Agreements and Sold Under Repurchase Agreements
Securities Purchased Under Resale Agreements (Reverse Repurchase Agreements) consist of the purchase of securities, typically government treasury bills or bonds, with the commitment to resell the securities to the original seller at a specified price and future date in the near term. Securities Sold Under Repurchase Agreements (Repurchase Agreements) consist of the sale of securities with the commitment to repurchase the securities from the original buyer at a specified price and future date in the near term. These items are carried at cost, plus accrued interest. Proceeds from Securities Sold under Repurchase Agreements are generally invested in Securities Purchased Under Resale Agreements or commercial paper for the purpose of generating additional income. Such transactions are entered into simultaneously with matching terms to maturity. Although the corresponding financial assets and financial liabilities have not been offset on the Consolidated Balance Sheet, the associated interest earned and interest expense are netted and included in income on an accrual basis.
Securities Sold But Not Yet Purchased
Securities Sold But Not Yet Purchased represent an obligation to deliver Government of Canada Bonds which are not owned at the time of sale. These obligations are recorded at fair value. Realized and unrealized gains and losses are included in Interest Expense.
Inventory of Real Estate
Inventory of Real Estate is carried at the lower of cost and fair value. Cost is determined as the acquisition cost, plus modernization and improvement costs where applicable. Fair value is calculated as the current market value of the property, less the discounted value of estimated holding and disposal costs.
For certain properties, net operating losses and disposal losses are reimbursed through Parliamentary Appropriations while net operating profits and disposal gains are returned to the Government of Canada.
Derivative Financial Instruments
The Corporation enters into derivative financial instruments such as interest rate swaps and foreign currency swaps in order to manage its exposures to market risks. These derivatives are only contracted with creditworthy counterparties and are not used for trading or speculative purposes.
In order for a derivative financial instrument to qualify as an eligible hedge for accounting purposes, the hedge relationship must be designated and formally documented at its inception. The particular risk management objective and strategy for the hedge, the specific asset, liability or cash flow being hedged, and how effectiveness is measured, are all formally documented. Formal assessments, both at the hedge’s inception and on an ongoing basis, are also done to determine whether the derivative is highly effective in offsetting either changes in fair value or future cash flows of hedged items.
For all CHT derivative financial instruments that qualify as eligible hedges, income/expenses are recorded as adjustments to Income from NHA Mortgage-Backed Securities on an accrual basis. The related amount payable to, or receivable from, swap counterparties is included in accrued interest.
For all other derivative financial instruments that qualify as eligible hedges, income/expenses are recorded as adjustments to Interest Expense on an accrual basis. The related amount payable to, or receivable from, swap counterparties is included in accrued interest. Translation gains/losses arising on foreign currency swaps that qualify as eligible hedges are offset by translation gains/losses on the related debt.
Hedge accounting is discontinued prospectively if the hedge relationship is no longer effective, if the derivative financial instrument is no longer designated as an eligible hedge, or if the designated hedged item matures, is sold or is terminated. Deferred gains or losses associated with derivative instruments which have been terminated or cease to be effective prior to maturity are recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished, or matures prior to the termination of the related derivative instrument, any previously deferred gain or loss on such derivative instrument is immediately recognized in income. The derivative financial instrument is then carried at fair value on the Consolidated Balance Sheet as of the date that hedge accounting is discontinued and subsequent changes in fair value are recognized in Other Income.

2006 ANNUAL REPORT — Financial Statements
Derivative financial instruments that do not qualify, or have not been designated, as eligible hedges for accounting purposes are carried at fair value on the Consolidated Balance Sheet as Derivative-Related Amounts. Derivatives with a positive fair value are reported as assets, while derivatives with a negative fair value are reported as liabilities. Subsequent changes in fair value are recorded in Other Income.
Canada Mortgage Bonds
Canada Mortgage Bonds (CMB), which are issued by CHT and guaranteed by CMHC, are interest bearing bullet bonds. Coupon interest payments are made semi-annually for fixed-rate CMB and quarterly for floating-rate CMB. Principal repayments on the bonds are made at the end of the term. The bonds are recorded at the cash amount received and any premium or discount is amortized to Interest Expense using the effective interest method over the term of the debt issue. Interest is taken into expense on an accrual basis. Direct costs associated with the issuance of the bonds are expensed in the year incurred. The Approved MBS Sellers reimburse CHT for the cost of arranging financing, including the fees paid to CMHC as Guarantor and Financial Services Advisor, underwriters and others for the distribution of CMB.
Borrowings from the Capital Markets
Premiums and discounts on Borrowings from the Capital Markets are deferred and amortized using the effective interest method over the term of the debt issue. Issuance costs on borrowings from the capital markets are deferred and amortized on a straight-line basis over the term of the debt issue.
Premiums and Fees
Insurance:
Insurance premiums are due at the inception of the mortgage being insured at which time they are deferred and recognized as income over the period covered by the insurance contract using factors determined by an Appointed Actuary. These factors reflect the long-term pattern for default risk of the underlying mortgages.
Unearned premiums represent the portion of the premiums written that relates to the unexpired portion of the policy at the Balance Sheet date and therefore relate to claims that may occur from the Balance Sheet date to the termination of the insurance policies. Annually, the unearned premiums are compared to an estimate of total future claims on a discounted basis to ensure the amount is sufficient. Should such amount not be sufficient, a provision for premium deficiency would be recorded.
Application fees and direct costs associated with issuing mortgage insurance policies are deferred and amortized on the same basis as the related premiums.
Securitization:
Guarantee fees from the Securitization Activity are received at the inception of the related security issue at which time they are deferred and recognized as income over the term of the security issue on a straight-line basis.
Application fees and direct costs associated with issuing the timely payment guarantees are deferred and amortized over the term of the security issue on a straight-line basis.
Provision for Claims
The Provision for Claims represents an estimate for expected claims and the related settlement expenses, net of the related expected mortgage foreclosure proceeds, for defaults from the Insurance business that have occurred on or before the Balance Sheet date. The provision takes into consideration the estimate of losses on defaults that have been incurred but not reported, the time value of money and in accordance with accepted actuarial practice, includes an explicit provision for adverse deviation.
The establishment of the Provision for Claims involves estimates, which are based upon historical trends, prevailing legal, economic, social and regulatory trends, and expectations as to future developments. The process of determining the provision necessarily involves risks that the actual results will deviate, perhaps significantly, from the estimates made.
The loss on actual mortgage defaults and the change in the estimated Provision for Claims are recorded in Net Claims in the year in which they occur.

Income Taxes
The Corporation uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized based on the estimated tax effect of temporary differences between the carrying value of assets and liabilities on the financial statements and their respective tax bases. The Corporation uses substantively enacted income tax rates at the Balance Sheet date that are expected to be in effect when the asset is realized or the liability is settled. A valuation allowance is established, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized.
Housing Programs
Parliamentary Appropriations for Housing Programs, and the related expenses, are recorded on an accrual basis. Those expenses incurred but not yet reimbursed are recorded as Due from the Government of Canada.
Employee Future Benefits
CMHC provides a defined benefit pension plan, a supplemental pension plan, and other post-employment benefits consisting of severance pay, life insurance and medical insurance.
Pension benefits are based on length of service and average earnings of the best five-year period as classified under defined benefit pension arrangements. The pension benefits are adjusted annually by a percentage equivalent to the total average change in the Consumer Price Index during the previous year. The obligations under employee benefit plans and the related costs are accrued, net of plan assets.
The cost of pension and other post-employment benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected long-term pension plan investment performance, salary increases, retirement ages of employees, mortality of members and expected health care costs. These assumptions are of a long-term nature, which is consistent with the nature of employee future benefits. Actual results could differ from these estimates.
Costs are determined as the cost of employee benefits for the current year’s service, interest cost on the accrued benefit obligation, expected investment return on the fair value of plan assets, and the amortization of the transitional asset/obligation, the deferred past service costs and the deferred actuarial gains/losses.
The transitional asset/obligation and past service costs are deferred and amortized on a straight-line basis over the expected average remaining service period of active employees under the plans. The excess of the net actuarial gain/loss over 10% of the greater of the benefit obligation or the fair value of the plan assets is deferred and amortized on a straight-line basis over the expected average remaining service period of active employees under the plans.
Foreign Currency Translation
Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the Balance Sheet date. Exchange gains and losses resulting from the translation of foreign denominated balances are included in Interest Expense.
Future Accounting Changes — Financial Instruments
The following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA) become effective for the Corporation and CHT on 1 January 2007: Section 3855 Financial Instruments — Recognition and Measurement, Section 3865 Hedges, and Section 1530 Comprehensive Income.

2006 ANNUAL REPORT — Financial Statements
The standards require that all financial assets be classified as held for trading, available for sale, held to maturity, or loans and receivables. Financial liabilities must be classified as held for trading or other financial liabilities. On initial recognition, all financial instruments are to be measured at fair value on the Consolidated Balance Sheet. Subsequent to initial recognition, the standards require that financial instruments classified as loans and receivables, held to maturity or other financial liabilities be measured at amortized cost using the effective interest method. Financial Instruments classified as available for sale and held for trading will continue to be measured at fair value. Changes in the fair value of held for trading financial instruments will be recognized in Consolidated Net Income, while changes in the fair value of available for sale financial assets will be recognized as Other Comprehensive Income until the financial asset is disposed of or becomes other than temporarily impaired. Comprehensive Income will comprise the Corporation’s Consolidated Net Income and Other Comprehensive Income. Accumulated Other Comprehensive Income will be presented on the Consolidated Balance Sheet, net of income taxes, as a new component of Equity of Canada.
Derivatives must be recognized on the Consolidated Balance Sheet at fair value, including derivatives that are embedded in financial instruments or other contracts, but are not closely related to the host contract. Hedge accounting can be used if the hedging relationship is considered effective. If hedge accounting is used, the hedging relationship must be classified as a fair value hedge, a cash flow hedge, or a hedge of net investments in self-sustaining foreign operations. Effective 1 January 2007, the Corporation and CHT have elected not to use hedge accounting.
Transaction costs related to held for trading financial instruments must be immediately expensed to Consolidated Net Income. For financial instruments that are not classified as held for trading, the transaction costs can either be deferred and amortized using the effective interest method or immediately expensed to Consolidated Net Income.
As required by the new standards, prior periods will not be restated. Transition adjustments resulting from the adoption of these standards will be reflected in the opening balances for Retained Earnings and Accumulated Other Comprehensive Income on 1 January 2007. The determination of these transition adjustments is still in process.
Furthermore, on 1 December 2006, the CICA issued new standards: Section 3862 Financial Instruments — Disclosures and Section 3863 Financial Instruments — Presentation. These standards will become effective on 1 January 2008. The impact of these proposed standards is being assessed. Section 3861 Financial Instruments — Presentation and Disclosure will be followed for the 2007 fiscal year until the new standards are adopted.
3. INVESTMENT IN NHA MORTGAGE-BACKED SECURITIES AND INVESTMENT SECURITIES
The following table shows the maturity structure and average yield of the CHT NHA MBS. The NHA MBS maturities are estimated based on assumptions regarding mortgage prepayments and liquidations, excluding new issuance and unscheduled prepayment.

	Term to Maturity
	Within	1 to 3	3 to 5	Over 5
(in millions of dollars)	1 Year	Years	Years	Years	2006	2005
Investment in NHA Mortgage-Backed Securities	14,126	34,290	28,183	—	76,599	63,931
Yield (1)	4.26%	4.22%	4.39%	—	4.29%	3.91%

(1)	Represents the weighted-average yield, which is determined by applying the weighted average of the book yields of individual securities.

The following table shows the maturity structure and average yield of Investment Securities.

	Term to Maturity
	Within	1 to 3	3 to 5	Over 5
(in millions of dollars)	1 Year	Years	Years	Years	2006	2005
CMHC
Fixed Income Securities
Issued or Guaranteed by:
Corporate/Other Entities	343	905	549	1,534	3,331	2,917
Government of Canada	182	318	1,206	1,331	3,037	3,164
Provinces/Municipalities	—	324	261	1,743	2,328	1,957
Sovereign and Related Entities	—	77	39	470	586	520

Total Fixed Income	525	1,624	2,055	5,078	9,282	8,558
Yield(1)	4.32%	4.00%	4.50%	4.63%	4.47%	4.47%
Equities (no specific maturity)
Canadian Equities					845	798
U.S. Equities					380	351
Foreign Equities					349	314

Total Equities					1,574	1,463
Yield (2)					3.89%	3.14%

Total CMHC					10,856	10,021

CHT
Fixed Income Securities
Issued or Guaranteed by:
Corporate/Other Entities	1,666	—	—	—	1,666	629
Government of Canada	1,023	178	35	—	1,236	1,043

Total CHT	2,689	178	35	—	2,902	1,672
Yield (1)	4.17%	3.77%	4.01%	—	4.15%	3.38%
Inter-entity Elimination					(816)	(451)

Consolidated Total					12,942	11,242

(1)	Represents the weighted-average yield, which is determined by applying the weighted-average of the book yields of individual securities.

(2)	The weighted-average yield is determined by applying the stated dividend rates of equities based on the average carrying values.
The fixed income securities issued or guaranteed by the Government of Canada resulted in income of $130 million (2005 — $128 million, 2004 — $132 million) for CMHC and $58 million (2005 — $36 million, 2004 — $12 million) for CHT. Accrued Interest Receivable on these investments is $23 million (2005 — $30 million) for CMHC and $22 million (2005 — $12 million) for CHT.
Sales of investment securities in the Lending Activity resulted in a net gain of $4 million in 2006 (2005 — $6 million loss, 2004 — $12 million gain) which has been recorded in the current year. Sales of investment securities in the Insurance and Securitization Activities resulted in a net gain of $26 million in 2006 (2005 — $171 million gain, 2004 — $68 million gain) which has been deferred.

2006 ANNUAL REPORT — Financial Statements
4. LOANS AND INVESTMENTS IN HOUSING PROGRAMS
CMHC makes loans and investments in housing programs either independently or jointly with provincial, territorial, and municipal authorities. Loans were issued for terms up to 50 years and $11,390 million (2005 — $11,845 million) are due and payable beyond five years. The majority of the investments in housing programs are being transferred to the Provinces/Territories under the Social Housing Agreements (SHAs). For the most part, the Provinces/Territories are gradually acquiring the ownership interest in the investments in housing programs by making payments to CMHC. Once fully paid, CMHC will have no remaining ownership interest.
Approximately $12,077 million, representing 95% (2005 — $12,485 million, or 95%) of the loans and investments in housing programs, are supported with housing program payments outlined in Note 11.
At 31 December 2006, CMHC is assured full collection of principal and accrued interest on the majority of the portfolio from the Provinces and Territories through provisions in Social Housing Agreements (2006 — 49%, 2005 — 39%), the Government of Canada through provisions in the NHA (2006 — 24%, 2005 — 25%), and Indian and Northern Affairs Canada through Ministerial loan guarantees (2006 — 5%, 2005 — 4%). The remainder of the portfolio (2006 — 22%, 2005 — 32%) is underwritten through CMHC’s Insurance Activity. Provision for losses on these loans is included in the determination of Provision for Claims and Unearned Premiums.
5. INCOME TAXES
CMHC is subject to federal income tax. It is not subject to provincial income tax. The following is a reconciliation of CMHC’s Income Tax Expense.

(in millions of dollars)	2006	2005	2004
Income Taxes Computed at Statutory Tax Rate (2006 — 33%, 2005 — 33%, 2004 — 33%)	482	476	454
Change in Tax Rates on Future Income Taxes	(15)	—	—
Permanent Differences	(6)	(6)	(5)
Other	(5)	(8)	—

Income Tax Expense	456	462	449

The following table presents the tax-effected temporary differences which result in future income tax assets and liabilities.

(in millions of dollars)	2006	2005
Future Income Tax Assets
Market Value of Equities	108	87
Deferred Gains on Disposal of Investment Securities	57	59
Employee Future Benefits	18	15
Unamortized Premiums on Borrowings from the Capital Markets	2	4
Other	18	19

Total Future Income Tax Assets	203	184

Future Income Tax Liabilities
Provision for Claims	47	27
Pension Benefits	16	14

Total Future Income Tax Liabilities	63	41

Net Future Income Tax Assets	140	143

CMHC expects to realize its future income tax assets in the normal course of its operations.
CHT is subject to federal and provincial income taxes on the amount of taxable income for the period and is permitted a deduction for all amounts paid or payable to CHT’s beneficiary in determining income for tax purposes. As all income was distributed to the beneficiary, no provision for income taxes has been reflected in these consolidated financial statements.
6. BORROWINGS
Canada Mortgage Bonds
CMB are fixed interest semi-annual or floating interest quarterly coupon bonds issued by CHT. The principal is payable at the maturity of the bonds. CMHC guarantees timely payment of interest and principal on CMB issued by CHT. This guarantee to investors is unconditional and irrevocable until full payment of the CMB.
The following table summarizes the carrying value and yield for the CMHC guaranteed CMB based on term to maturity.

	2006		2005
(in millions of dollars)	Carrying Value	Yield (1)	Carrying Value
2006	—	—	2,200
2007	12,611	4.24%	12,618
2008	20,313	4.13%	20,295
2009	13,095	4.11%	13,109
2010	19,372	4.12%	19,364
2011	30,092	4.11%	4,940
2012-2016	—	—	—
Thereafter	—	—	—

	95,483	4.13%	72,526

Inter-entity Elimination	(816)		(451)

Total	94,667	4.13%	72,075

(1)	Represents the weighted-average yield, which is determined by applying the weighted average book yields of individual fixed-rate bonds and the weighted-average yields to reset of floating-rate bonds.
In order to meet the principal obligations of the CMB, the principal payments and prepayments from the underlying NHA MBS are held in an account in the name of CHT, managed and reinvested into eligible assets by the swap counterparties pursuant to contractual agreements.
Borrowings from the Capital Markets and Borrowings from the Government of Canada
Prior to 1993, Loans and Investments in Housing Programs were funded by Borrowings from the Government of Canada. Since that time, CMHC has made its borrowings solely from the capital markets as an agent of Canada. Legislative authority, which does not apply to borrowings of CHT, requires that the total indebtedness from the capital markets outstanding at any time cannot exceed $20 billion. The Minister of Finance approves CMHC’s Borrowing Plan annually and establishes limits and parameters for borrowings.

2006 ANNUAL REPORT — Financial Statements
The following table summarizes the carrying value and yield for Borrowings from the Government of Canada based on repayments and for Borrowings from the Capital Markets based on term to maturity. Capital market borrowings include U.S. denominated debt. Foreign currency principal and interest payments are fully swapped to Canadian dollar obligations.

	2006					2005
	Government of Canada		Capital Markets			Carrying Value
			Foreign
	Carrying		Currency	Carrying		Government	Capital
(in millions of dollars)	Value	Yield (1)	Borrowings(2)	Value	Yield (1)	of Canada	Markets
2006	—	—	—	—	—	198	3,153
2007	255	8.82%	—	2,223	4.48%	255	1,258
2008	210	8.90%	1,166	1,166	4.48%	210	1,160	(2)
2009	210	8.88%	—	1,049	4.18%	210	1,049
2010	204	8.79%	1,457	1,457	3.94%	204	1,450	(2)
2011	147	8.60%	874	975	4.39%	147	100
2012-2016	1,068	8.52%	—	1,755	4.63%	1,068	1,297
Thereafter	2,607	9.44%	—	—	—	2,607	—

Total	4,701	9.09%	3,497	8,625	4.37%	4,899	9,467

(1)	Represents the weighted-average yield, which is determined by applying the weighted-average book yields of individual fixed-rate borrowings and the weighted-average yields to reset of floating-rate notes.

(2)	Canadian equivalent of U.S. denominated debt.
Included in capital market borrowings are commercial paper and medium-term debt. Commercial paper outstanding is $919 million (2005 — $1,701 million), has an original term to maturity less than 365 days, and a yield of 4.19% (2005 — 3.13%). Medium-term debt includes bonds, floating-rate and fixed-rate notes, with an original term to maturity ranging from two to ten years. Floating-rate notes represent $300 million (2005 — $400 million) of Borrowings from the Capital Markets.
The 2006 interest expense related to Borrowings from the Government of Canada is $434 million (2005 — $451 million, 2004 — $469 million) and $410 million (2005 — $419 million, 2004 — $486 million) for Borrowings from the Capital Markets.
Lines of Credit
At 31 December 2006, CMHC had $100 million (2005 — $100 million) of overnight overdraft facility available with its banker that had not been drawn. In addition, CMHC had $450 million (2005 — $450 million) in unused, uncommitted lines of credit. The lines of credit provide for loans based on Canadian prime rate and have no expiry date. During the year, CMHC has not drawn from these lines of credit.
7. ACCOUNTS PAYABLE AND OTHER LIABILITIES
The following table presents the composition of Accounts Payable and Other Liabilities.

(in millions of dollars)	2006	2005
CMHC
Foreign Exchange Adjustment on Foreign Currency Swaps	240	293
Accrued Housing Program Expenses	224	174
Deferred Gains on Disposals of Investment Securities	213	228
Accrued Benefit Liability for Supplemental Pension Plan and Other Post-employment Benefits	90	78
Obligation Under Capital Lease	20	21
Income Taxes Payable	—	59
Other Miscellaneous Liabilities	109	106

Total CMHC	896	959
CHT	1	1

Consolidated Total	897	960

8. INSURANCE
Role of the Appointed Actuary
The actuary is appointed by CMHC’s management to carry out a valuation of the policy liabilities of the mortgage insurance activity as at 30 September and to provide an opinion to management regarding their appropriateness at the valuation date. The factors and techniques used in the valuation are in accordance with Canadian accepted actuarial practice, applicable legislation, and associated regulations. The scope of the valuation encompasses the policy liabilities that consist of a Provision for Claims and Unearned Premiums. In performing the valuation of the liabilities for these contingent future events, the actuary makes assumptions as to future claim rates, average loss on claims, trends, expenses and other contingencies, taking into consideration the circumstances of CMHC and the nature of the insurance policies.
Nature of Provision for Claims
The establishment of the Provision for Claims for mortgage insurance is based on known facts and interpretation of circumstances, and is therefore a complex and dynamic process, influenced by a large variety of factors.
The following factors affect the key actuarial assumptions.
Claim emergence: Claim emergence encompasses claim frequency and claim occurrence patterns. It is based on historical trends in claims and arrears reporting.
Claim severity: Claim severity, or average loss on claims, is dependent on the dollar value of claims, losses on sales of real estate properties, administrative expenses, payment delays and sales delays. These factors are generally based on historical experience.
Economic conditions: Recent past and projected economic factors, such as unemployment rates, mortgage interest rates, and changes in house prices, affect the forecast of future claim levels.
The Provision for Claims consists of projections based on known losses and related expenses. Actual incurred amounts may not develop exactly as projected and may in fact vary significantly from the projections. Further, the projections make no provision for new classes of claims categories for which the Corporation has not accumulated sufficient historical experience.
Provisions are reviewed and evaluated at 30 September in light of emerging claim experience and changing circumstances. The resulting changes in the estimated Provision for Claims are recorded in Net Claims in the year in which they are determined.
CMHC determines Provisions for Claims and Unearned Premiums at 31 December using valuation factors from the 30 September valuation, taking into account premiums received and claims paid in the intervening period.
Change in Provision for Claims

(in millions of dollars)	2006	2005
Balance, Beginning of Year	479	507
Impact of Increased Business Volumes	23	13
Change in Assumptions:
Claim Emergence	(2)	(2)
Claim Severity	(6)	1
Economic Conditions	21	(28)
Other	(61)	(12)

Balance, End of Year	454	479

2006 ANNUAL REPORT — Financial Statements
The Provision for Claims is mostly affected by changes in assumptions for economic conditions. Average 5-year mortgage interest rates increased by about 65 basis points in 2006 over 2005, while the unemployment rate improved by about 40 basis points and house price inflation remained high. Changes in actuarial assumptions for claim emergence and claim severity primarily have longer term impacts. Other impacts included the claim settlement of some large Rental projects in difficulty.
CMHC uses Dynamic Financial Analysis (DFA) to model the impact on the Insurance Activity of adverse economic shocks, including recessions. Recessions involve a combination of adverse interest rate impacts, high unemployment rate outcomes and deteriorating house prices. The DFA analysis for CMHC’s 2007-2011 Corporate Plan showed that a 4-quarter recession beginning in 2007 would increase the Provision for Claims by more than $100 million over current levels.
To provide a further measure of sensitivity of the change in Provision for Claims, it is estimated that for every 5% change in the estimate of future claim severity or every 5% change in the estimate of future claim frequency, the effect on Income Before Income Taxes would be an increase/decrease of approximately $10 million.
These sensitivities are hypothetical and should be viewed in that light. The relationship of a change in assumption to the change in value may not be linear. Changes in one factor may result in changes in another which might magnify or counteract the sensitivities.
Insurance in Force
Under Section 11 of the NHA, the aggregate outstanding amount of mortgage insurance policies may not exceed $350 billion (2005 — $300 billion). At 31 December 2006, insurance policies in force totalled $291 billion (2005 — $274 billion).
9. SECURITIZATION
CMHC guarantees the timely payment of principal and interest for investors in securities issued by Approved Issuers (primarily lending institutions), on the basis of housing loans through the NHA MBS program and the CMB issued by CHT.
CMHC has determined that a provision for claims on these programs is not required. This is based on historical results and program design whereby only insured mortgages are eligible for securitization.
Guarantees in Force
Under Section 15 of the NHA, the aggregate outstanding amount of principal guarantees may not exceed $350 billion (2005 — $300 billion). At 31 December 2006, guarantees in force totalled $129 billion (2005 — $104 billion) which includes $34 billion of CMHC guaranteed NHA MBS (2005 — $31 billion) and $95 billion of CMHC guaranteed CMB issued by CHT (2005 — $73 billion) as disclosed in the following table.

(in millions of dollars)	2006	2005
Par Value	95,425	72,550
Unamortized Premium (Discount)	58	(24)

	95,483	72,526
Inter-entity Elimination	(816)	(451)

Total	94,667	72,075

10. RETAINED EARNINGS
Earnings Set Aside for Capitalization represent the portion of cumulative Net Income generated by the Insurance Activity that has been set aside for the purposes of being consistent with capitalization guidelines developed by the Office of the Superintendent of Financial Institutions (OSFI) and is approved annually through CMHC’s Corporate Plan. Unappropriated Retained Earnings represent Net Income generated by the Insurance Activity that has not been set aside for capitalization purposes, and all of the retained earnings of the Securitization Activity.
CMHC places all other retained earnings in its Reserve for Lending. The components of this Reserve are outlined in the following table.

	Authorized Limit
(in millions of dollars)	for 2006 and 2005	2006	2005
Reserve for Fluctuations in Net Income Arising from AcG-13: Hedging Relationships	50	21	21
Reserve for All Other Lending-Related Items	125	122	122

Reserve for Lending	175	143	143

11. HOUSING PROGRAMS
CMHC receives Parliamentary Appropriations to fund the following payments, including operating costs, in support of housing programs.

(in millions of dollars)	2006	2005	2004
Non-Profit Housing	647	586	593
Public Housing	495	483	511
Affordable Housing	167	175	173
Rent Assistance	157	142	139
Rural and Native Housing	142	151	158
Renovation Programs	121	113	114
On-Reserve Housing Programs	102	99	100
Urban Native Housing Program	91	105	94
Co-operative Housing	85	83	86
Limited Dividend Program	12	12	12
Research and Information Transfer	9	10	8
Other	21	14	18

Total Housing Program Expenses	2,049	1,973	2,006
Operating Costs	109	103	101

Total Appropriations	2,158	2,076	2,107

2006 ANNUAL REPORT — Financial Statements
Of the total amount spent on housing programs, $977 million (2005 — $950 million, 2004 — $957 million) was provided in the form of contributions for programs transferred to Provinces/Territories under Social Housing Agreements (SHAs). These amounts are disclosed above based on the allocation within the agreements which also provide that where there may be an over-funding in one program, the Province/Territory may spend the amount on other housing programs.
Under the SHAs, the Province/Territory assumes CMHC’s financial and other obligations with respect to these programs in exchange for a pre-determined annual contribution. The accountability framework requires the Province/Territory to provide an Annual Statement of Funding and Expenditures and an Annual Program Performance Report.
Housing Program Expenses also include related party transactions between the Government of Canada and CMHC for the reimbursement of:
•	Interest rate losses resulting from certain loans containing interest rate clauses lower than the interest cost on the related borrowings;

•	Net operating losses on certain investments in housing programs and real estate properties; and

•	Net default losses on certain loans and net disposal losses on certain investments in housing programs and real estate properties.
The following table summarizes the nature of these expenses reimbursed by the Government of Canada.

(in millions of dollars)	2006	2005	2004
Interest Rate Losses	67	65	108
Net Operating Losses	4	3	4
Net Default and Disposal Losses	1	1	1

Total	72	69	113

The reimbursement for interest rate losses is also included in Interest Earned on Loans and Investments in Housing Programs. Net operating, default and disposal losses are recorded as Due from the Government of Canada and Housing Program Expenses on an accrual basis. The reimbursement of operating costs is shown in the Consolidated Income Statement as Parliamentary Appropriations for Operating Expenses.
12. DERIVATIVE FINANCIAL INSTRUMENTS
Derivative financial instruments are financial contracts whose value is derived from price movements in one or more underlying securities, indices or other instruments or derivatives. The Corporation uses derivatives (interest rate swaps and foreign currency swaps) in connection with its risk management activities.
Interest rate swaps are transactions in which two parties exchange interest cash flows on a specified notional amount for a predetermined period based on agreed-upon fixed and floating rates. Notional amounts are not exchanged. The value of these swaps is derived from movements in interest rates. They are used to manage reinvestment risk, refinancing risk, or mismatches in the timing of receipts from assets versus payments of liabilities.

Foreign currency swaps are transactions in which two parties exchange currencies and interest cash flows on a specified notional amount for a predetermined period. The notional amount is exchanged at inception and at maturity. The value of these swaps is derived from movements in foreign exchange and interest rates. They are used to manage foreign exchange risk arising from foreign denominated debt.
The table below provides the notional amounts of the Corporation’s derivative transactions. Notional amounts, which are off-balance sheet, serve as a point of reference for calculating payments and do not represent the fair value, or the potential gain or loss associated with the credit or market risk of such instruments.

	Ineligible for		Eligible for
	Hedge Accounting		Hedge Accounting
(in millions of dollars)	2006	2005	2006	2005
CMHC
Interest Rate Swaps	15,275	15,967	300	300
Foreign Currency Swaps	—	—	3,737	2,904

Total CMHC	15,275	15,967	4,037	3,204
CHT
Interest Rate Swaps	—	—	95,425	72,550

Consolidated Total — Notional	15,275	15,967	99,462	75,754

13. MARKET RISK
Market risk is the risk of adverse financial impact arising from changes in underlying market factors, including interest rates, foreign exchange rates, and equity prices.
Interest Rate Risk
The investment portfolios for the Insurance and Securitization Activities are managed taking into consideration the liability profile and limiting price sensitivity to interest rate changes relative to benchmark indices and by appropriate asset diversification. Interest rate risk associated with the Lending Activity is managed through asset and liability matching, hedging and capital market strategies.
Some of CMHC’s Loans and Investments in Housing Programs contain prepayment and/or repricing options. As CMHC does not have the right to prepay its borrowings from the Government of Canada without penalty, it is exposed to interest rate risk.
The following table provides details regarding the consolidated exposure to interest rate risk. On- and Off-Balance Sheet financial instruments are reported based on the earlier of their contractual repricing dates or maturity dates. The effective rates shown represent historical rates for fixed rate instruments and rates to reset for floating rate instruments.

2006 ANNUAL REPORT — Financial Statements

	Within	3 Months	1 to 5	Over 5			Inter-entity
(in millions of dollars)	3 Months	to 1 Year	Years	Years	Other (1)	CHT	Elimination	2006	2005
Assets
Investment in NHA MBS	—	—	—	—	—	76,599	—	76,599	63,931
Effective Interest Rate	—	—	—	—	—	4.29%	—	—	—
Investment Securities	665	240	3,299	5,078	1,574	2,902	(816)	12,942	11,242
Effective Interest Rate	4.42%	4.20%	4.26%	4.63%	3.74%	4.15%	—	—	—
Loans and Investments in Housing Programs	525	778	5,479	5,923	1	—	—	12,706	13,170
Effective Interest Rate	5.22%	4.91%	4.44%	7.61%	—	—	—	—	—
Securities Purchased Under Resale Agreements	423	—	—	—	—	10,867	—	11,290	4,040
Effective Interest Rate	4.13%	—	—	—	—	4.30%	—	—	—
Cash and Cash Equivalents	3,300	—	—	—	—	5,153	—	8,453	6,975
Effective Interest Rate	4.34%	—	—	—	—	4.23%	—	—	—
Derivative-Related Amounts Receive Side Instrument	424	1,548	6,403	2,794	83	—	—	11,252	10,528
Effective Interest Rate	4.52%	5.73%	4.46%	4.95%	—	—	—	—	—
Derivative-Related Amounts Pay Side Instrument	(1,339)	(1,320)	(6,060)	(2,450)	—	—	—	(11,169)	(10,454)
Effective Interest Rate	4.34%	4.75%	4.23%	4.47%	—	—	—	—	—
Other Assets	—	—	—	—	1,231	924	(10)	2,145	1,661

Total Assets	3,998	1,246	9,121	11,345	2,889	96,445	(826)	124,218	101,093

Liabilities
Canada Mortgage Bonds	—	—	—	—	—	95,483	(816)	94,667	72,075
Effective Interest Rate	—	—	—	—	—	4.13%	—	—	—
Borrowings from the Capital Markets	1,017	1,507	4,346	1,755	—	—	—	8,625	9,467
Effective Interest Rate	4.22%	4.61%	4.22%	4.63%	—	—	—	—	—
Borrowings from the Government of Canada	100	155	771	3,675	—	—	—	4,701	4,899
Effective Interest Rate	8.82%	8.82%	8.81%	9.17%	—	—	—	—	—
Securities Sold Under Repurchase Agreements	2,868	—	—	—	—	—	—	2,868	3,044
Effective Interest Rate	4.17%	—	—	—	—	—	—	—	—
Securities Sold But Not Yet Purchased	—	—	317	62	—	—	—	379	111
Effective Interest Rate	—	—	3.93%	4.11%	—	—	—	—	—
Derivative-Related Amounts Receive Side Instrument	(612)	(635)	(2,374)	(485)	9	—	—	(4,097)	(5,499)
Effective Interest Rate	4.34%	5.27%	4.28%	4.36%	—	—	—	—	—
Derivative-Related Amounts Pay Side Instrument	573	815	2,339	379	—	—	—	4,106	5,513
Effective Interest Rate	4.58%	5.34%	4.65%	6.05%	—	—	—	—	—
Other Liabilities and Equity of Canada	—	—	—	—	12,017	962	(10)	12,969	11,483

Total Liabilities and Equity of Canada	3,946	1,842	5,399	5,386	12,026	96,445	(826)	124,218	101,093

On-Balance Sheet Gap	52	(596)	3,722	5,959	(9,137)	—	—	—	—

Off-Balance Sheet Financial Instruments
Eligible for Hedge Accounting
Pay Side Instruments	—	—	4,037	—	—	95,425	—	99,462	75,754
Effective Interest Rate	—	—	4.19%	—	—	4.29%	—	—	—
Receive Side Instruments	300	—	3,737	—	—	95,425	—	99,462	75,754
Effective Interest Rate	4.28%	—	4.84%	—	—	4.21%	—	—	—

Off-Balance Sheet Gap	300	—	(300)	—	—	—	—	—	—

Total Gap	352	(596)	3,422	5,959	(9,137)	—	—	—	—

(1)	Other includes all Balance Sheet items that are non-interest sensitive or that do not have a specific maturity.
Currency Risk
All currency exposure arising from foreign denominated debt issuance is hedged in accordance with Corporate policy.

14. CREDIT RISK
Credit risk is the risk of loss arising from a counterparty’s inability to fulfill its contractual obligations. CMHC is exposed to credit risk from various sources, including directly from its investment, lending and hedging transactions and indirectly from potential claims arising from the Insurance and Securitization Activities.
Credit risk associated with the Corporation’s investments and derivatives is managed through the implementation of policies which include counterparty credit limits and diversification of credit risk. CHT only holds investment instruments rated R-1 high or AAA.
Derivative Financial Instruments
The following table presents the credit exposure of the derivatives by term to maturity.

						Total Credit
	Replacement Value (1)				Potential	Exposure
					Future
	Within	1 to 3	3 to 5	Over 5	Credit
(in millions of dollars)	1 Year	Years	Years	Years	Exposure (2)	2006	2005
CMHC
Interest Rate Swaps	9	10	30	35	37	121	106
Foreign Currency Swaps	—	—	40	—	66	106	27

Total CMHC	9	10	70	35	103	227	133
CHT
Interest Rate Swaps	—	301	414	—	407	1,122	1,157

Consolidated Total	9	311	484	35	510	1,349	1,290

(1)	Represents the total current replacement value of all outstanding contracts with a positive fair value, before factoring in the impact of master netting agreements.

(2)	Represents an add-on that is an estimate of the potential change in the market value of the transaction up to maturity which is calculated in relation to the notional principal of the contracts by applying factors consistent with guidelines issued by the Office of the Superintendent of Financial Institutions.
CMHC limits its credit risk associated with derivative transacting by dealing with swap counterparties whose credit ratings are in accordance with Department of Finance guidelines, and through the use of master netting agreements for derivatives which have been entered into with all counterparties.
CHT has executed agreements only with swap counterparties with high creditworthiness.
Collateral
Collateral agreements provide for the posting of collateral by the counterparty when CMHC’s exposure to that entity exceeds a certain threshold. The fair value of collateral held by CMHC as at 31 December 2006 totalled $13 million (2005 — $26 million).

2006 ANNUAL REPORT — Financial Statements
CHT Risks
CHT enters into swap agreements to manage the risk that the interest earned on its investments may not be sufficient to meet its CMB obligations. With these swaps, all interest payments to CHT, net of its expenses, are paid to the swap counterparties from which CHT receives payments equal to the interest it is required to pay on the CMB. CMHC requires that CHT only transact with swap counterparties of high creditworthiness, that collateralization occurs in the event that swap counterparty credit ratings fall, and that all investments are rated R-1 (High) or AAA. CHT also mitigates risk through collateralization in the event of swap counterparties rated less than AA-. The fair value of collateral held by CHT as at 31 December 2006 totalled $68 million (2005 — $212 million).
15. FAIR VALUE OF FINANCIAL INSTRUMENTS
The following table outlines the fair values of financial instruments using the valuation methods and assumptions described below. Fair value amounts are designed to represent estimates of the amounts at which instruments could be exchanged in a current transaction between willing parties.
As many of the financial instruments lack an available trading market, fair values are based on estimates using present value and other valuation techniques. These techniques are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates which reflect varying degrees of risk. Fair value amounts should not be interpreted as being realizable in an immediate settlement of the instruments. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and may not be reflective of future fair values.
Interest rate changes are the main cause of changes in the fair value of financial instruments.

	2006											2005
							Inter-entity
	CMHC			CHT			Elimination		Consolidated			Consolidated
			Fair Value			Fair Value					Fair Value			Fair Value
			over			over					over			over
			(under)			(under)					(under)			(under)
	Carrying	Fair	Carrying	Carrying	Fair	Carrying	Carrying	Fair	Carrying	Fair	Carrying	Carrying	Fair	Carrying
(in millions of dollars)	Value	Value	Value	Value	Value	Value	Value	Value	Value	Value	Value	Value	Value	Value

Assets
Investment in NHA Mortgage-Backed Securities(2)	—	—	—	76,599	75,958	(641)	—	—	76,599	75,958	(641)	63,931	63,321	(610)
Investment Securities(1)	10,856	11,588	732	2,902	2,914	12	(816)	(822)	12,942	13,680	738	11,242	11,845	603
Loans and Investments in Housing Programs(2)	12,706	14,774	2,068	—	—	—	—	—	12,706	14,774	2,068	13,170	15,300	2,130
Securities Purchased Under Resale Agreements(1,3)	423	423	—	10,867	10,867	—	—	—	11,290	11,290	—	4,040	4,040	—
Cash and Cash Equivalents(1,3)	3,300	3,300	—	5,153	5,153	—	—	—	8,453	8,453	—	6,975	6,975	—
Accrued Interest Receivable(3)	346	346	—	924	924	—	(10)	(10)	1,260	1,260	—	999	999	—
Accounts Receivable and Other Assets(3)	446	446	—	—	—	—	—	—	446	446	—	233	233	—
Due from the Government of Canada(3)	217	217	—	—	—	—	—	—	217	217	—	212	212	—
Derivative-Related Amounts(2)	83	83	—	—	—	—	—	—	83	83	—	74	74	—
Liabilities
Canada Mortgage Bonds(2)	—	—	—	95,483	95,447	(36)	(816)	(822)	94,667	94,625	(42)	72,075	72,211	136
Borrowings from the Capital Markets(1,2)	8,625	8,622	(3)	—	—	—	—	—	8,625	8,622	(3)	9,467	9,514	47
Borrowings from the Government of Canada(2)	4,701	6,638	1,937	—	—	—	—	—	4,701	6,638	1,937	4,899	7,037	2,138
Securities Sold Under Repurchase Agreements(1)	2,868	2,868	—	—	—	—	—	—	2,868	2,868	—	3,044	3,044	—
Accrued Interest Payable(3)	279	279	—	961	961	—	(10)	(10)	1,230	1,230	—	922	922	—
Accounts Payable and Other Liabilities(3)	896	896	—	1	1	—	—	—	897	897	—	960	960	—
Securities Sold But Not Yet Purchased(1)	379	379	—	—	—	—	—	—	379	379	—	111	111	—
Derivative-Related Amounts(2)	9	9	—	—	—	—	—	—	9	9	—	14	14	—
Off-Balance Sheet Financial Instruments(4)
Eligible for Hedge Accounting
Positive Fair Value	—	41	41	—	715	715	—	—	—	756	756	—	794	794
Negative Fair Value	—	342	342	—	106	106	—	—	—	448	448	—	414	414

(1)	Fair values are determined by reference to quoted market prices.

(2)	Fair values are estimated using net present value analysis.

(3)	Fair values are equal to carrying values.

(4)	Fair values are estimated using net present value analysis including accrued interest and unrealized foreign exchange gains/losses.
Methodology and Assumptions:
Where quoted market prices are not available, the fair value is estimated by discounting the remaining contractual cash flows at market interest rates currently offered for instruments with similar terms and risks. The fair value of accrued interest is disclosed separately from the related asset or liability.
The total change in fair value for Derivative-Related Amounts during the year was $14 million (2005 — $18 million, 2004 — $10 million). This amount is included in Other Income.

2006 ANNUAL REPORT — Financial Statements
16. EMPLOYEE FUTURE BENEFITS
CMHC provides a defined benefit pension plan, a supplemental pension plan and other post-employment benefits.
The accrued benefit asset for the defined benefit pension plan is included in Accounts Receivable and Other Assets. The total accrued benefit liability for the supplemental pension plan and for the other post-employment benefits is included in Accounts Payable and Other Liabilities. The net benefit plan cost recognized is included in Operating Expenses.
Other post-employment benefits were amended to increase benefits which resulted in $3 million of past service costs at 31 December 2006.
Total cash payments for employee future benefits were $9 million (2005 — $9 million, 2004 — $14 million). They include contributions by CMHC to its defined benefit pension plan and payments for the unfunded supplemental pension plan. Also therein are disbursements for other post-employment benefits, which consist of payments to a third-party service provider on behalf of retired employees and payments made directly to employees, their beneficiaries or estates.
Information about the employee future benefits is as follows:

			Other Post-
	Pension Plans		Employment Benefits
(in millions of dollars)	2006	2005	2006	2005
Accrued Benefit Obligation
Balance, Beginning of Year	1,112	984	122	98
Current Service Cost	22	18	3	2
Employees’ Contributions	5	5	—	—
Interest Cost	56	56	6	6
Benefits Paid	(52)	(51)	(3)	(3)
Actuarial Loss (Gain)	11	100	(1)	19
Plan Amendments	—	—	3	—

Balance, End of Year	1,154	1,112	130	122

Fair Value of Plan Assets
Balance, Beginning of Year	1,139	1,042	—	—
Actual Return on Plan Assets	159	137	—	—
Employer’s Contributions	6	6	3	3
Employees’ Contributions	5	5	—	—
Benefits Paid	(52)	(51)	(3)	(3)

Balance, End of Year	1,257	1,139	—	—

Funded Status — Plan Surplus (Deficit)	103	27	(130)	(122)
Unamortized Net Actuarial Loss	36	123	31	33
Unamortized Past Service Costs	44	53	3	—
Unamortized Transitional Obligation (Asset)	(120)	(150)	24	28

Accrued Benefit Asset (Liability)	63	53	(72)	(61)

Included in pension plans are the following amounts in respect of an unfunded supplemental pension plan.

	Supplemental Pension Plan
(in millions of dollars)	2006	2005
Fair Value of Plan Assets	—	—
Accrued Benefit Obligation	30	28

Funded Status — Plan Deficit	30	28

The plan assets and the accrued benefit obligation were measured for accounting purposes as at 31 December 2006. The most recent actuarial valuation for funding purposes was done 31 December 2005, and the next regularly scheduled valuation will be no later than 31 December 2008. In performing the actuarial valuations of the pension plans and the other post-employment benefits, the following assumptions were adopted:

	2006	2005
Accrued Benefit Obligation:
Discount Rate	5.00%	5.00%
Rate of Compensation Increase	2.50%	2.50%
Benefit Costs:
Discount Rate	5.00%	5.75%
Rate of Compensation Increase	2.50%	2.75%
Long-Term Rate of Return on Plan Assets	5.50%	5.75%
Average Remaining Service Period for Pension Plans	10 years	10 years
Average Remaining Service Period for Other Post-employment Benefits	12 years	13 years

An 8.9% (2005 — 8.4%) increase in health care costs was assumed for 2006, with 0.4% (2005 — 0.4%) average decreases per year thereafter to an ultimate trend rate of 5.1% which is expected to be achieved by 2015.
The following table shows the impact of changes in the assumptions.

	Increase (Decrease)	Increase (Decrease)
	in Accrued Benefit	in Net
(in millions of dollars)	Obligation	Benefit Costs
0.5% Increase/Decrease in Discount Rate	(85)/91	(2)/2
0.5% Increase/Decrease in Rate of Compensation Increase	13/(13)	2/(2)
0.5% Increase/Decrease in Long-Term Rate of Return on Plan Assets	—	(6)/6
1.00% Increase/Decrease in Health Care Cost Trend Rates	16/(13)	2/(2)

2006 ANNUAL REPORT — Financial Statements
CMHC’s annual net benefit plan costs are as follows:

				Other
	Pension Plans			Post-employment Benefits
(in millions of dollars)	2006	2005	2004	2006	2005	2004
Costs Incurred during the Year
Current Service Cost, Net of Employees’ Contributions	22	18	17	3	2	2
Interest Cost	56	56	57	6	6	6
Actual Return on Plan Assets	(159)	(137)	(116)	—	—	—
Actuarial (Gain) Loss on Accrued Benefit Obligation	11	100	8	(1)	19	(3)
Plan Amendments	—	—	—	3	—	—

Total Costs before Adjustments	(70)	37	(34)	11	27	5

Adjustments to Recognize the Long-term Nature of Employee Future Benefit Costs
Difference between Expected and Actual Return on Plan Assets	98	78	59	—	—	—
Difference between Actuarial (Gain) Loss Recognized and Actual Actuarial (Gain) Loss on Accrued Benefit Obligation	(11)	(100)	(3)	3	(18)	4
Amortization of Past Service Costs	9	9	9	—	—	—
Amortization of the Transitional Obligation (Asset)	(30)	(30)	(30)	3	3	3
Plan Amendments	—	—	—	(3)	—	—

Total Adjustments	66	(43)	35	3	(15)	7

Net Benefit Plan Cost (Revenue) Recognized	(4)	(6)	1	14	12	12

Information on the defined benefit pension plan assets is as follows:

	Percentage of Fair Value
	of Total Plan Assets
Category of Plan Assets	2006	2005
Short-term Investments	1.35%	1.47%
Bonds and Debentures(1)	20.08%	20.25%
Equities	64.64%	64.31%
Real Return Securities(2)	4.24%	4.86%
Real Estate	9.69%	9.11%

Total	100.00%	100.00%

(1)	Includes $17 million (2005 — $14 million) in CMHC and $62 million (2005 — $70 million) in its related parties.

(2)	Includes $33 million (2005 — $27 million) in CMHC related parties.
The interest paid by CMHC to the pension plan amounted to nil in 2006 (2005 — $1 million, 2004 — $1 million). In 2006, there was a net charge in the amount of $3 million (2005 — $4 million, 2004 — $3 million) from CMHC to the pension plans for administrative services.

17. SEGMENTED INFORMATION
As described in Note 1, the consolidated financial results include the accounts of CMHC’s four activities (Insurance, Securitization, Housing Programs and Lending Activity), each of which provides different programs in support of CMHC’s objectives, and the Canada Housing Trust. The financial results of each activity are determined using the accounting policies described in Note 2. The Lending Activity includes certain corporate items that are not allocated to each activity. The Housing Program activity includes reimbursements to the Lending Activity as described in Note 11. These reimbursements are not eliminated in the table below.

					Housing				Canada Housing		Elimination of
	Insurance		Securitization		Programs		Lending		Trust		Inter-Segment Items		Total
(in millions of
dollars)	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
REVENUES
Income from NHA MBS	—	—	—	—	—	—	—	—	2,860	2,458	—	—	2,860	2,458
Interest Earned on Loans and Investments in Housing Programs	—	—	—	—	—	—	799	864	—	—	—	—	799	864
Income from Investment Securities	558	468	19	16	—	—	66	45	539	144	(26)	(19)	1,156	654
Premiums, Fees, Parliamentary Appropriations and Other Income	1,184	1,178	49	48	2,158	2,076	11	22	99	73	(54)	(39)	3,447	3,358

	1,742	1,646	68	64	2,158	2,076	876	931	3,498	2,675	(80)	(58)	8,262	7,334
EXPENSES
Interest Expense	—	—	—	—	—	—	858	898	3,392	2,596	(26)	(19)	4,224	3,475
Operating Expenses	116	137	3	5	109	103	18	18	106	79	(54)	(39)	298	303
Housing Programs and Net Claims	209	119	—	—	2,049	1,973	—	—	—	—	—	—	2,258	2,092

	325	256	3	5	2,158	2,076	876	916	3,498	2,675	(80)	(58)	6,780	5,870
Income Taxes	436	439	20	17	—	—	—	6	—	—	—	—	456	462

NET INCOME	981	951	45	42	—	—	—	9	—	—	—	—	1,026	1,002

ASSETS
Investment in NHA MBS	—	—	—	—	—	—	—	—	76,599	63,931	—	—	76,599	63,931
Direct Lending Loans	—	—	—	—	—	—	8,127	8,354	—	—	—	—	8,127	8,354
Other Loans and Investments in Housing Programs	—	—	—	—	—	—	4,579	4,816	—	—	—	—	4,579	4,816
Investment Securities	9,834	8,741	392	314	—	—	630	966	2,902	1,672	(816)	(451)	12,942	11,242
Other Assets	3,546	3,393	45	36	—	—	1,461	1,746	16,944	7,605	(25)	(30)	21,971	12,750

	13,380	12,134	437	350	—	—	14,797	15,882	96,445	73,208	(841)	(481)	124,218	101,093
LIABILITIES
Canada Mortgage Bonds	—	—	—	—	—	—	—	—	95,483	72,526	(816)	(451)	94,667	72,075
Borrowings from the Capital Markets	—	—	—	—	—	—	8,625	9,467	—	—	—	—	8,625	9,467
Borrowings from the Government of Canada	—	—	—	—	—	—	4,701	4,899	—	—	—	—	4,701	4,899
Unearned Premiums and Fees	4,754	4,548	180	146	—	—	—	—	—	—	—	—	4,934	4,694
Other Liabilities	3,582	3,523	15	7	—	—	1,303	1,348	962	682	(25)	(30)	5,837	5,530

	8,336	8,071	195	153	—	—	14,629	15,714	96,445	73,208	(841)	(481)	118,764	96,665
EQUITY OF CANADA	5,044	4,063	242	197	—	—	168	168	—	—	—	—	5,454	4,428

2006 ANNUAL REPORT — Financial Statements
18. RELATED PARTY TRANSACTIONS
The Corporation is related in terms of common ownership to all Government of Canada departments, agencies and Crown corporations. CMHC enters into transactions with certain of these entities in the normal course of business. These transactions are recorded at the exchange amount, which is the amount agreed to by the related parties. All material related party transactions are either disclosed below or in relevant notes.
a)	In addition to the Investment Securities disclosed in Note 3, CMHC and CHT hold cash equivalents issued or guaranteed by the Government of Canada of $52 million (2005 — $192 million) and $3,049 million (2005 — $2,241 million) respectively. These cash equivalents resulted in investment income of $13 million (2005 — $12 million, 2004 — $14 million) for CMHC and $60 million (2005 — $45 million, 2004 — $32 million) for CHT. Accrued Interest Receivable on these cash equivalents is nil (2005 — nil) for CMHC and $10 million (2005 — $3 million) for CHT.

b)	CMHC pays the Government of Canada fees in recognition of the Government’s financial backing of the Insurance and Securitization Activities. The fees, which are recorded in Other Income, amounted to $4 million (2005 — $3 million, 2004 — $2 million) for Securitization and nil (2005 — nil, 2004 — $19 million) for the Insurance Activity. The fee for the Insurance Activity is nil because CMHC’s Earnings Set Aside for Capitalization equal 100% of its target capital level calculated in accordance with guidelines set out by OSFI.

c)	In exchange for real estate transferred to Canada Lands Company CLC Limited in 1998 and 1999, CMHC holds notes receivable of $44 million (2005 — $43 million) including accrued interest at 7.35% due by 2014.
19. COMMITMENTS AND CONTINGENT LIABILITIES
a)	Commitments outstanding for Loans and Investments in Housing Programs, net of forgiveness, amounted to $359 million at 31 December 2006 (2005 — $75 million) and are normally advanced within a two-year period.

b)	Commitments outstanding for advances to insured assisted housing projects in financial difficulty amounted to $59 million at 31 December 2006 (2005 — $52 million) and are normally advanced within a ten-year period.

c)	Total remaining contractual financial obligations for Housing Programs extend for periods up to 33 years (2005 — 34 years).

Estimated obligations are as follows:

(in millions of dollars)	2007	2008	2009	2010	2011	2012 and Thereafter
	1,775	1,687	1,681	1,673	1,660	19,287

d)	In addition to the lines of credit disclosed in Note 6, CMHC has a $62 million (2005 — $55 million) letter of credit outstanding.

e)	There are legal claims of $12 million (2005 — $11 million) against CMHC. Due to the uncertainty of the outcome of these claims, no provision for loss has been recorded.
20. COMPARATIVE FIGURES
Comparative figures have been reclassified to conform to the 2006 financial statement presentation.

GLOSSARY AND CONTACT INFORMATION

Glossary of Performance Measures
Glossary of Terms
CMHC Offices

Glossary of Performance Measures
OBJECTIVE 1: HELP CANADIANS IN NEED

Corporate Measure	Definition
Affordable Housing Initiative expenditures ($ millions)	Federal expenditures incurred under the $1 billion Affordable Housing Initiative. Subject to federal criteria, provinces and territories are responsible for designing and delivering their programs.

Annual direct lending — new business ($ millions)	Loans provided to social housing sponsors at break-even levels. These loans are funded from borrowings from capital markets. New business arises as existing or new projects are financed with CMHC for the first time.

Annual direct lending — subsequent renewals ($ millions)	Loans provided to social housing sponsors at break-even levels. These loans are funded from borrowings from capital markets. Subsequent renewals consist of projects previously funded under the Direct Lending Activity.

Delivery of on-reserve programs and services through First Nations or Aboriginal organizations (%)	Percentage of CMHC Aboriginal housing programs and services provided by Aboriginal contractors or organizations.
Calculated as the average of the following:
a) % of RRAP accounts delivered by Aboriginal organizations based on units;
b) % of Section 95 commitment inspections and Physical Condition Reviews carried out under the Native Inspection Services Initiative based on units;
c) % of Aboriginal Capacity Development service contract dollars paid to Aboriginal service providers.

Mortgage insurance approvals of public-private partnership facilitated (units)	Affordable housing projects facilitated through the Partnership Centre and CMHC’s mortgage insurance with lower premiums and more flexible underwriting criteria. Affordable housing projects are those with more than one-half the units priced below the 80th percentile rents.

On-reserve non-profit new commitments (units)	Number of new housing units approved under the non-profit rental program for First Nations communities.

Public-private partnerships facilitated (units)	Partnership projects are those which have been provided with seed funding or interest-free proposal development funding loans, and/or significant CMHC Partnership staff support to assist in the development of affordable housing. Includes but is not limited to projects financed with CMHC-insured loans. The calculation is based on the national total number of affordable housing units and beds contained in Partnership projects.

Renovation Programs (units)	Units committed under CMHC’s suite of renovation programs, including the Residential Rehabilitation Assistance Program, Emergency Repair Program, Housing Adaptations for Seniors’ Independence program, and Shelter Enhancement Program.

2006 ANNUAL REPORT — Glossary and Contact Information
OBJECTIVE 2: FACILITATE ACCESS TO MORE AFFORDABLE, BETTER QUALITY HOUSING FOR ALL CANADIANS

Corporate Measure	Definition
Annual securities guaranteed ($ millions)	Mortgage-Backed Securities (MBS) issued directly into capital markets plus Canada Mortgage Bonds issued for the year.

Attendees at housing outlook conferences and seminars who found them useful (%)	Percentage of attendees at housing outlook conferences and seminars who rated the event as either useful or very useful (3 or 4 on a 4-point scale) in a market research survey administered following the event.

Forecast accuracy of housing starts (%)	The percentage difference between CMHC’s initial starts forecast for Canada and the actual annual starts for the same year.

Information transfer seminar attendees who found them useful (%)	Percentage of attendees at seminars and workshops who rated the event as either useful or very useful (4 or 5 on a 5-point scale) in an independent market research survey administered following the event.

Ranking of housing start forecast accuracy among forecasters	The ranking of CMHC’s annual housing starts forecast accuracy amongst other industry forecasters, where 1 is the most accurate forecast.

Recipients of market analysis publications who found them useful (%)	Percentage of subscribers to market analysis publications who rated the publications as either useful or very useful (3 or 4 on a 4-point scale) in a market research study conducted in 2006.

Recipients of newly-published About Your House fact sheets who found them useful (%)	Percentage of clients who ordered an About Your House publication from the CMHC Order Desk who rated the fact sheets as either useful or very useful (4 or 5 on a 5-point scale) in a phone survey in 2006.

Recipients of newly-published Research Highlights who found them useful (%)	Percentage of clients who are on the Research Highlight Technical and Social- Economic series distribution lists who rated the product series as either useful or very useful (4 or 5 on a 5-point scale) in a phone survey in 2006.

Short-term profitability: Operating expense ratio for mortgage insurance (%)	The ratio of operating expenses to total premiums and fees revenue earned.
(Operating expenses) / (earned premiums + fees) *100

Short-term profitability: Operating expense ratio for securitization (%)	The ratio of operating expenses as a percentage of revenue earned.

(Operating expenses + Canada Mortgage Bonds related expenses) / (guarantee fees earned + application and compensatory fees earned + Financial Services Advisor fees earned from Canada Housing Trust) * 100

Total mortgage insurance approved (units)	Total mortgage insurance applications approved (units).

Total mortgage insurance units approved to address less served markets and/or support specific government priorities (%)	Percentage of total mortgage insurance approvals in rural and northern areas, in single industry towns, on-reserve, for rental accommodation (including nursing and retirement homes), for energy efficient homes and for loans on chattels, in markets or products where CMHC is the only mortgage insurer or where the private sector is relatively less active.

OBJECTIVE 3: ENSURE THE CANADIAN HOUSING SYSTEM REMAINS ONE OF THE BEST IN THE WORLD

Corporate Measure	Definition
Overall and unaided awareness of CMHC (%)	Percentage of consumers able to recognize CMHC as Canada’s national housing agency.
Awareness is measured through telephone surveys conducted in each of the six major Census Metropolitan Areas targeted by CMHC’s consumer advertising campaign. Within each of the Census Metropolitan Areas, 500 interviews are completed among consumers involved in the home-buying and/or renovation process. Awareness tracking surveys are completed within one week following the completion of the nationally planned consumer advertising campaigns. Overall awareness includes unaided awareness and those consumers who were prompted during the survey with the following question:“CMHC, also known as Canada Mortgage and Housing Corporation, is Canada’s national housing agency. Have you ever heard of CMHC?” Unaided awareness is the percentage of consumers able to name, without prompting CMHC as Canada’s national housing agency.

Overall satisfaction rate of key export clients (%)	Percent of CMHC International’s clients who are satisfied with export advice and service they receive from CMHC trade consultants, as derived from a survey of CMHC’s key clients (150-200) conducted by an independent consultant. Satisfied clients rank 4 or 5 on a scale of 1 to 5 for overall satisfaction.

Retention rate of recent recruits (%)	Percentage of regular employees hired in the last 3 to 5 years (2001 to 2003) who remained in CMHC’s service at the end of 2006.

Revenue from selling CMHC’s expertise abroad ($M)	Revenues earned from consulting services in the area of housing and housing finance provided to international clients.

Value of CMHC-facilitated sales reported by export clients ($M)	Value of international sales by CMHC’s export clients that the clients themselves attribute to CMHC facilitation/assistance.

2006 ANNUAL REPORT — Glossary and Contact Information
Glossary of Terms
Aboriginal Capacity Development — To facilitate, by sharing CMHC knowledge and experience with Aboriginal groups, the development of appropriate infrastructure and governance capability for Aboriginal Peoples to run their own housing systems and ensure sustainability of the final product.
Benchmark Index — A benchmark provides an objective point of reference for performance measurement. CMHC’s benchmarks for the insurance and securitization investment portfolios are the Scotia Capital Universe Bond Index (fixed income portfolios); the Scotia Capital 91-day Treasury-Bill Index (money market portfolios); the total return of the Standard and Poor’s/Toronto Stock Exchange (S&P TSX) Composite Index (equity portfolios); the total return of the Standard & Poor’s 500 (for the U.S. equity portfolios; and the total return of the Morgan Stanley Capital International (MSCI) — Europe, Australasia, and Far East Index (for the international equity portfolios).
Brownfield Redevelopment — Redevelopment/adaptive reuse of contaminated sites and buildings previously used for industrial or commercial purposes.
Canada Housing Trust (CHT) — A special purpose trust created to issue Canada Mortgage Bonds.
Canada Mortgage Bonds (CMB) — A guaranteed semi-annual coupon, bullet-maturity (repayment of principal upon maturity) bond product issued by a special purpose trust, known as Canada Housing Trust (CHT).
CMHC Act — An act to incorporate Canada Mortgage and Housing Corporation to provide, among other things, CMHC’s constitution, conduct of business and objects and powers.
Commercial Paper — A type of corporate short-term borrowing with a term to maturity of up to one year.
Compliance — A term used in reference to conformity to established policies, which define the risk tolerance of the Corporation.
Co-operative Housing Program — This program provides assistance to co-operative housing projects to own and operate housing for low- and moderate-income households. New commitments were terminated after 1991.
Core Housing Need — When a household occupies housing that does not meet one or more of the following standards and cannot afford acceptable housing without paying more than 30 per cent of income, a household is considered “in core housing need.” When the three standards are met, the home is regarded as “acceptable.”
Core housing need standards:
1.	affordable, defined as costing less than 30 per cent of total before-tax household income;

2.	residents reporting that no major repairs are required (ie: the home is sound); and

3.	suitable in size, with enough bedrooms for the size and makeup of the household.
Credit Rating — Credit ratings are current opinions of the creditworthiness of an obligor with respect to a specific financial obligation. It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated.
Derivatives — A financial derivative is an instrument whose value is derived from price movements in one or more underlying securities, interest rates, currencies, indices or other instruments or derivatives.
Direct Lending — Loans provided to social housing sponsors at break-even levels. These loans are funded through borrowings from capital markets.
Duration — A measure of the average time interval required for an expected stream of cash flows to repay the original investment (i.e. shorter duration means faster recovery of the original investment). It is also a measure of the sensitivity of fixed income securities prices in relation to changes in interest rates.
Dynamic Financial Analysis (DFA) — A systematic and holistic approach to financial modeling and sensitivity analysis for assets and liabilities that projects financial results under a variety of possible scenarios, showing how outcomes might be affected by changing business and economic conditions.
Investment and Hedging Exposure — The fair value of the Corporation’s financial investments (including fixed income and equity securities) and hedging positions. In relation to the Corporation’s repurchase, reverse repurchase, and derivatives transactions, exposures are marked-to-market and include only positive amounts (net of collateral under respective agreements) on a counterparty basis.

Limited-dividend — A program where a company is incorporated to construct, hold and manage a low rental housing project, the dividends payable by which are limited by the terms of its charter or instrument of incorporation to five per cent per annum or less.
Mark-to-Market — The valuing of financial instruments at market trading prices.
National Housing Act (NHA) — An Act to promote the construction of new houses, the repair and modernization of existing houses, and the improvement of housing and living conditions. CMHC was established to carry out the provisions of the NHA.
National Housing Act Mortgage-Backed Securities (NHA MBS) — An undivided interest in a pool (group) of insured residential mortgages. These financial instruments are secured by the value of underlying real estate and credit enhanced by mortgage insurance.
Non-profit Housing — This program provides assistance to public or private non-profit organizations who own and operate housing for low- and moderate-income households. New commitments were terminated in 1993.
Partnership Centre — A team of housing experts operating within CMHC which provides information, guidance and other tools to facilitate the production of affordable housing by nonprofit organizations, private sector proponents and others.
Public Housing — Housing projects approved between 1950 and 1985 are administered by provinces and territories and, in some cases, by municipalities targeted low-income households who pay rent based on their income.
Renovation Programs — CMHC’s suite of renovation programs, including:
—	Residential Rehabilitation and Assistance Program — A CMHC program offering financial assistance to low-income households on- and off-reserve to enable them to repair their dwellings.

—	Shelter Enhancement Program — A CMHC program providing financial assistance to repair, rehabilitate and improve existing shelters (on- and off-reserve) for women, children and youth who are victims of family violence. The program also assists in the acquisition or construction of new shelters and second stage housing.

—	Emergency Repair Program — A CMHC program offering financial assistance to low-income homeowners or occupants in rural areas to undertake emergency repairs required for the continued safe occupancy of their house.

—	Home Adaptations for Seniors’ Independence — A CMHC initiative assisting low-income seniors living on or off reserve who have difficulties with daily living activities in the home by providing financial assistance to carry out minor home adaptations.
Repurchase and Reverse Repurchase Activity — Transactions in which the Corporation buys securities with a commitment to resell them (securities purchased under resale agreements), or sells securities with a commitment to repurchase them (securities sold under repurchase agreements).
Securitization — The process of converting loans or other assets into financial securities which are sold into the capital markets providing investors with an interest in the pool of loans or assets underlying the security.
Swap — A form of derivative, an interest rate swap is a contractual agreement between two parties to exchange a series of cash flows, generally exchanging fixed and floating rate interest payments based on a national principal value in a single currency. In the case of a currency swap, principal amounts and fixed and floating rate interest payments are exchanged in different currencies. Swaps are generally used to reduce or eliminate interest rate risk or foreign exchange risk.
Urban Aboriginal Strategy — The aim of the Urban Aboriginal Strategy of the Government of Canada is to address the socio-economic needs for urban Aboriginal people.
Urban Native Housing — A program that provides assistance to Aboriginal non-profit organizations and Aboriginal co-op groups who own and operate rental housing projects in urban areas.
Value of a Portfolio — The concept of value and how it can change under various scenarios is central to the discussion of risk management. While there are different methods for obtaining estimates of the value of a portfolio, the meaning typically refers to the sum of the projected future cash flows of a portfolio adjusted to today’s value by discounting at appropriate rates.
Volatility — A measure of the spread or dispersion of observations around the average. Statistically, volatility is defined as the standard deviation of a set of observations.

2006 ANNUAL REPORT — Glossary and Contact Information
CMHC Offices
NATIONAL OFFICE
700 Montreal Road
Ottawa, Ontario
Canada, K1A 0P7
(613) 748-2000
REGIONAL BUSINESS CENTRES
Atlantic
1894 Barrington Street, 9th Floor
Halifax, Nova Scotia, B3J 2A8
(902) 426-3530
Quebec
1100 René-Lévesque Blvd West, 1st Floor
Montréal, Québec, H3B 5J7
(514) 283-2222
Ontario
100 Sheppard Avenue East, Suite 300
Toronto, Ontario, M2N 6Z1
(416) 221-2642
Prairie and Territories
1000 — 7th Avenue SW, Suite 200
Calgary, Alberta,T2P 5L5
(403) 515-3000
British Columbia
1111 West Georgia Street, Suite 200
Vancouver, British Columbia,V6E 4S4
(604) 731-5733
OTHER KEY CONTACT NUMBERS
Market Analysis Electronic Marketplace
www.cmhc.ca/mktinfo/store
market_analysis_centre@cmhc.ca
1-800-668-2642
CMHC International
(613) 748-2461
NHA Mortgage-Backed Securities
securitization@cmhc.ca
(416) 250-2700
Northern Housing Centre
(403) 515-3000
TO ORDER ADDITIONAL COPIES OF THE ANNUAL REPORT
1 800 668-2642
CMHC ON THE INTERNET
www.cmhc.ca
Canada Mortgage and Housing Corporation supports the Government of Canada policy on access to information for people with disabilities. If you wish to obtain this publication in alternative formats, call 1 800 668-2642. CMHC offers a wide range of housing-related information. For details, call 1 800 668-2642 or visit our Web site at www.cmhc.ca
© 2007 Canada Mortgage and Housing Corporation
Cat. no: NH1-1/2006E
ISBN: 978-0-662-45867-8
Printed in Canada